Form 10-K, Exhibit 13
period 1994-04-30
CASEYS GENERAL STORES INC
filed 1994-07-28
CIK 726958

                                                                     EXHIBIT 13
CASEY'S GENERAL STORES, INC.
  BALANCE SHEETS

                                                                                                   APRIL 30
                                                                          ----------------------------------------------------
ASSETS                                                                       1994                                      1993
                                                                          ----------                                ----------
Current assets:
        Cash and cash equivalents                                     $      3,151,664                          $    2,121,023
        Short-term investments                                               8,720,235                              15,964,340
        Receivables                                                          2,839,900                               2,147,641
        Inventories (Note 1)                                                23,754,256                              25,728,476
        Prepaid expenses (Note 4)                                            2,903,208                                 551,891
                                                                           -----------                             -----------
Total current assets                                                        41,369,263                              46,513,371
- - ------------------------------------------------------------------------------------------------------------------------------
Long-term investments                                                       11,234,304                              14,497,648
Other assets, net of amortization                                            1,259,138                               2,384,484
Property and equipment, at cost:
        Land                                                                34,778,207                              27,596,097
        Buildings and leasehold improvements                               131,531,440                             106,098,220
        Machinery and equipment                                            176,020,053                             148,223,940
        Leasehold interest in property and equipment (Note 5)               13,979,559                              11,707,337
                                                                           -----------                             -----------
                                                                           356,309,259                             293,625,594
        Less accumulated depreciation and amortization                      91,934,088                              76,244,255
                                                                           -----------                             -----------
Net property and equipment                                                 264,375,171                             217,381,339
                                                                           -----------                             -----------
                                                                      $    318,237,876                          $  280,776,842
- - ------------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
        Notes payable to banks (Note 2)                               $     18,500,000                          $   12,750,000
        Current maturities of long-term debt (Note 2)                        4,850,875                               2,826,764
        Accounts payable                                                    37,414,028                              25,142,803
        Accrued expenses:  Salaries and wages                                2,130,418                               2,218,769
                           Other (Note 8)                                   12,538,373                              12,191,898
        Income taxes payable                                                    18,928                                 326,046
                                                                           -----------                             -----------
Total current liabilities                                                   75,452,622                              55,456,280
- - ------------------------------------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities (Note 2)                          61,414,871                              98,956,360
Deferred income taxes (Note 4)                                              21,983,000                              17,566,000
Deferred compensation (Note 7)                                                 977,750                                 822,302
Commitments and contingencies (Notes 5, 7 and 8)

Shareholders' equity (Notes 2 and 3):
        Capital stock:  Preferred, no par value, none issued               - - - - - -                             - - - - - -
                        Common, no par value,  25,921,020 and
                        22,176,956 shares issued and outstanding
                        at April 30, 1994 and 1993, respectively            60,887,327                              25,435,693
         Retained earnings                                                  97,522,306                              82,540,207
                                                                           -----------                             -----------
Total shareholders' equity                                                 158,409,633                             107,975,900
                                                                           -----------                             -----------
                                                                      $    318,237,876                          $  280,776,842
- - ------------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

STATEMENTS
   OF INCOME


                                                                                   YEARS ENDED APRIL 30
                                                                  ----------------------------------------------------------
                                                                     1994                     1993                  1992
                                                                  ----------               ----------             ----------
Net sales                                                     $   731,206,162           $  673,696,856          $  606,585,663
Franchise revenue                                                   5,120,526                4,897,660               4,990,768
                                                              ---------------           --------------          --------------
                                                                  736,326,688              678,594,516             611,576,431

Cost of goods sold                                                574,143,909              533,534,357             480,357,096
Operating expenses                                                110,082,785              102,379,142              94,208,691
Depreciation and amortization                                      18,622,815               15,942,771              13,704,407
Interest, net (Note 2)                                              6,434,082                5,249,090               4,808,493
                                                              ---------------           --------------          --------------
                                                                  709,283,591              657,105,360             593,078,687

Income before income taxes                                         27,043,097               21,489,156             18,497,744
Provision for income taxes (Note 4)                                10,479,000                8,166,000              6,984,000
                                                              ---------------           --------------          --------------
Net income                                                    $    16,564,097           $   13,323,156          $  11,513,744
- - -----------------------------------------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------------------------------------
Earnings per common and common
        equivalent share (Note 3):
        Primary                                               $           .73           $          .60          $         .52
        Fully diluted                                         $           .68           $          .57          $         .50
- - -----------------------------------------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------------------------------------


STATEMENTS OF
    SHAREHOLDERS' EQUITY

                                                                    COMMON                   RETAINED
                                                                     STOCK                   EARNINGS                 TOTAL
                                                                  -----------              ------------              -------
Balance April 30, 1991                                        $    24,512,697           $   60,300,589          $  84,813,286
Net income                                                        - - - - - -               11,513,744             11,513,744
Payment of dividends (6 cents per share)                          - - - - - -               (1,267,700)            (1,267,700)
Proceeds from exercise of stock options
        (102,852 shares)                                              388,809              - - - - - -                388,809
Common Stock issued to acquire
        property and equipment (50,000 shares)                        406,250              - - - - - -                406,250
                                                              ---------------           --------------          -------------

Balance April 30, 1992                                             25,307,756               70,546,633             95,854,389
Net income                                                        - - - - - -               13,323,156             13,323,156
Payment of dividends (6 cents per share)                          - - - - - -               (1,329,582)            (1,329,582)
       Proceeds from exercise of stock options
       (23,000 shares)                                                127,937              - - - - - -                127,937
                                                              ---------------           --------------          -------------

Balance April 30, 1993                                             25,435,693               82,540,207            107,975,900
Net income                                                        - - - - - -               16,564,097             16,564,097
Payment of dividends (7 1/2 cents per share)                      - - - - - -               (1,581,998)            (1,581,998)
Conversion of Convertible Subordinated Debentures
        (3,683,064 shares)                                         34,991,321              - - - - - -             34,991,321
Proceeds from exercise of stock options
        (61,000 shares)                                               460,313              - - - - - -                460,313
                                                              ---------------           --------------          -------------
Balance April 30, 1994                                        $    60,887,327           $   97,522,306          $ 158,409,633
- - -----------------------------------------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.

STATEMENTS OF
   CASH FLOWS

                                                                                    YEARS ENDED APRIL 30
                                                                 --------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:                                        1994                         1993                   1992
                                                                 --------                     --------               --------
        Net income                                             $  16,564,097               $  13,323,156          $  11,513,744
        Adjustments to reconcile net income to net
          cash provided by operations:
                Depreciation and amortization                     18,622,815                  15,942,771             13,704,407
                Deferred income taxes                              2,100,000                   2,650,000              2,200,000
                Changes in assets and liabilities:
                        Receivables                                 (692,259)                   (221,408)                 5,459
                        Inventories                                1,974,220                  (3,830,179)            (1,633,591)
                        Prepaid expenses                             (34,317)                   (122,438)               145,052
                        Accounts payable                          12,271,225                  (4,183,073)             5,230,125
                        Accrued expenses                             258,124                   7,050,406              2,119,815
                        Income taxes payable                        (307,118)                   (590,424)              (560,969)
                Other, net                                         1,972,387                     305,962                852,726
                                                               -------------                ------------           ------------
NET CASH PROVIDED BY OPERATIONS                                   52,729,174                  30,324,773             33,576,768
Cash flows from investing:
        Purchase of property and equipment                       (62,879,021)                (49,362,394)           (34,779,916)
        Purchase of investments                                   (7,179,357)                (58,706,729)            (3,602,519)
        Sale of investments                                       17,523,129                  35,838,590              2,485,877
                                                                -------------                ------------           ------------
NET CASH USED IN INVESTING ACTIVITIES                            (52,535,249)                (72,230,533)           (35,896,558)
Cash flows from financing:
        Proceeds from long-term debt                             - - - - - -                  40,500,000            - - - - - -
        Payments of long-term debt                                (3,791,599)                 (2,548,216)            (1,813,661)
        Net activity of short-term debt                            5,750,000                   5,750,000              3,750,000
        Proceeds from exercise of stock options                      460,313                     127,937                388,809
        Payment of cash dividends                                 (1,581,998)                 (1,329,582)            (1,267,700)
                                                               -------------                ------------           ------------
Net cash provided by financing activities                            836,716                  42,500,139              1,057,448
                                                               -------------                ------------           ------------
Net increase (decrease) in cash and cash equivalents               1,030,641                     594,379             (1,262,342)
Cash and cash equivalents at beginning of year                     2,121,023                   1,526,644              2,788,986
                                                               -------------                ------------           ------------
Cash and cash equivalents at end of year                        $  3,151,664               $   2,121,023           $  1,526,644
- - -------------------------------------------------------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF
    CASH FLOWS INFORMATON
Cash paid during the year for
        Interest (net of amount capitalized)                    $  7,730,310               $   5,816,158           $  5,175,436
        Income taxes                                               9,034,500                   6,106,424              5,494,969
Noncash investing and financing activities:
        Property and equipment acquired through
          the issuance of Common Stock                           - - - - - -                 - - - - - -                406,250
        Property and equipment acquired through capital
          lease obligations and installment purchases              3,264,221                     408,076                195,039
        Cancellation of capitalized lease obligation             - - - - - -                 - - - - - -                508,989
        Conversion of Convertible Subordinated Debentures         34,991,321                 - - - - - -            - - - - - -
- - -------------------------------------------------------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

NOTES TO
  FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

        OPERATIONS - Casey's General Stores, Inc. (the Company) operates 876 convenience stores in 8 midwestern states. At April 30, 1994, the Company owned or leased 687 of these stores with 189 stores being owned or leased by franchisees. The stores are located primarily in smaller communities, most with populations of fewer than 5,000.

CASH EQUIVALENTS - Cash equivalents consist of money market funds. For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVESTMENTS - Investments consist of treasury notes and tax-exempt revenue and municipal bonds. The investments are stated at cost plus accrued interest, which approximates market.


The Financial Accounting Standards Board (FASB) has issued Statement 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement 115, effective for fiscal years beginning after December 15, 1993, expands the use of fair value accounting for those securities but retains the use of the amortized cost method for investments in debt securities that the reporting enterprise has the positive intent and ability to hold to maturity. The Company anticipates its short-term and long-term investments will be classifed as "held-to-maturity" securities and the financial statement impact will not be material to the financial statements. The Company expects to adopt Statement 115 in the first quarter of fiscal 1995 on a prospective basis.

INVENTORIES - Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market, which, as to merchandise in stores, is determined by the retail method. Cost is determined using the last-in, first-out
(LIFO) method. Such inventory value is approximately $6,887,000 and $5,987,000 below replacement cost as of April 30, 1994 and 1993, respectively.

DEPRECIATION AND AMORTIZATION - Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings                               30-40 Years
Machinery and equipment                 5-30 Years
Leasehold interest in property
 and equipment                          Lesser of term of lease or life of asset
Leasehold improvements                  Lesser of term of lease or life of asset

INTANGIBLES - The excess of cost over the underlying value of the tangible net assets of companies acquired is included in other assets and is being amortized on a straight-line basis over 20 years.

DEBENTURE ISSUANCE COSTS - Costs associated with the issuance of the Convertible Subordinated Debentures were included in other assets and amortized over the 25-year term of the Debentures until written off upon conversion of the Debentures in 1994.

EARNINGS PER SHARE - Primary earnings per share is determined by dividing net income by the weighted average number of common shares and common equivalent shares, consisting of options to purchase common shares, outstanding during the year. Fully diluted earnings per share further assume that the Convertible Subordinated Debentures were converted to Common Stock at the beginning of the period and no interest expense was paid on the Debentures. The weighted average common and common equivalent shares outstanding on a primary basis were 22,651,334, 22,193,462 and 22,095,832 for 1994, 1993 and 1992,
respectively, and on a fully diluted basis were 26,017,828, 25,878,780 and 25,799,632 for 1994, 1993 and 1992, respectively.

EXCISE TAXES - Excise taxes approximating $121,000,000, $101,000,000 and $86,300,000 collected from customers on retail gasoline sales are included in net sales for 1994, 1993 and 1992, respectively.

INCOME TAXES - In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement 109 requires a change from the deferred

NOTES TO
  FINANCIAL STATEMENTS (CONTINUED)


method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective May 1, 1993, the Company adopted Statement 109 and the cumulative effect of that change was not material to the financial statements.

Pursuant to the deferred method under APB Opinion 11, which was applied in 1993 and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.

RECLASSIFICATION - Certain amounts from the prior year have been reclassified to conform with current year presentation.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS AND LONG-TERM DEBT

The fair value of the Company's financial instruments is summarized below.

CASH AND CASH EQUIVALENTS, INVESTMENTS, RECEIVABLES AND ACCOUNTS PAYABLE
- - - The carrying amount approximates fair value because of the short maturity  of these instruments or due to the recent purchase of the instruments at current rates of interest.

NOTES PAYABLE TO BANKS - The carrying amount approximates fair value due to variable interest rates on these notes.

LONG-TERM DEBT - The fair value of the Company's long-term debt, excluding capital lease obligations, is estimated based on the quoted market prices for the issue or on the current rates offered to the Company for debt of the same or similar issues. The fair value and carrying value of the Company's long-term debt, excluding capital lease obligations, was approximately $55,000,000 and $96,000,000, respectively, at April 30, 1994 and 1993.


                                                                            APRIL 30
                                                                     ----------------------
                                                                        1994          1993
                                                                     --------      --------
Capitalized lease obligations, discounted at rates of
    7.3% to 15.3%, due in various monthly installments
    through 2008 (Note 5)                                           $ 10,265,048    $  8,240,374

Mortgage notes payable due in various monthly installments
    through 2004 with interest at 8% to 9.5%                          16,719,448      18,417,750

Unsecured notes payable to banks due in various monthly and
    quarterly installments through 1997 with variable
    rates of interest                                                  9,281,250      10,125,000

7.70% Senior Notes due in 40 quarterly installments beginning in
    March 1995                                                        30,000,000      30,000,000

6.25% Convertible Subordinated Debentures due May 1, 2012,
    converted March 28, 1994                                         - - - - - -      35,000,000
                                                                  --------------   -------------
                                                                      66,265,746     101,783,124
Less current maturities                                                4,850,875       2,826,764
                                                                  --------------   -------------
                                                                   $  61,414,871   $  98,956,360
- - -----------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------

Various debt agreements contain certain operating and financial covenants. Aggregate maturities of long-term debt, including capitalized lease obligations, during the four years commencing May 1, 1995 and thereafter are:

         YEAR ENDING APRIL 30
         --------------------
                1996                    $    7,249,861
                1997                         7,449,224
                1998                         9,330,077
                1999                         5,657,546
             Thereafter                     31,728,163
                                        --------------
                                        $   61,414,871
                                        --------------
                                        --------------

Mortgage notes payable includes an $18,900,000 Secured Promisory Note, Mortgage and Security Agreement with a balance of $15,826,955 and $16,650,783 at April 30, 1994 and 1993, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments and is secured by property with a depreciated cost of approximately $16,700,000 at April 30, 1994.

The Company's $35,000,000 of Convertible Subordinated Debentures were converted on March 28, 1994 into 3,683,064 shares of Common Stock at the conversion price of $9.50 per share.

Interest expense is net of interest income of $1,146,486, $709,952 and $401,796 for the years ended April 30, 1994, 1993 and 1992, respectively. Interest expense in the amount of $418,600, $273,600 and $171,350 was capitalized during the years ended April 30, 1994, 1993 and 1992, respectively.

At April 30, 1994 and 1993, notes payable to banks consisted of $25,000,000 and $20,000,000 lines of credit with balances owed of $18,500,000 and $12,750,000, respectively. Within the notes payable to banks, $10,000,000 on a $15,000,000 line of credit is due on demand and $8,500,000 on a $10,000,000 line of credit is due December 31, 1994. The weighted average interest rate was 4.48% at April 30, 1994 and 3.83% at April 30, 1993.


3. PREFERRED AND COMMON STOCK

PREFERRED STOCK - The Company has 1,000,000 authorized shares of preferred stock, none of which have been issued.

COMMON STOCK - The Company has 60,000,000 authorized shares of Common Stock. Effective February 16, 1994 the Company approved a two-for-one stock split effected in the form of a 100% stock dividend. All share and earnings per share amounts have been restated to give effect to the stock split.

COMMON SHARE PURCHASE RIGHTS - On June 14, 1989, the Board of Directors adopted a Shareholder Rights Plan (Rights Plan). In connection with the adoption of the Rights Plan, the Board of Directors declared a dividend distribution of one Common Share Purchase Right for each share of Common Stock held at the close of business on June 14, 1989. The Rights become exercisable 10 days following a public announcement that 20% or more of the Company's Common Stock has been acquired or such an intent to acquire has become apparent. The Rights will expire on the earlier of June 14, 1999 or redemption by the Company. Certain terms of the Rights are subject to adjustment to prevent dilution. Further description and terms of the Rights are set forth in the Rights Agreement between the Company and United Missouri Bank, n.a. as Rights Agent.

STOCK OPTION PLAN - Under an incentive stock option plan, options can be granted to certain officers and key employees to purchase an aggregate of 2,280,000 shares of Common Stock at option prices not less than the fair market value (110% of fair market value as to holders of 10% or more of the Company's stock) at the date the options are granted. Options for 946,832 shares were available for grant at April 30, 1994 and options for 422,000 shares (which expire in 1997, 1999, 2001 and 2003) were outstanding as follows:

NOTES TO
  FINANCIAL STATEMENTS - CONTINUED



                                                                    Price Range      Aggregate
                                                      Shares        Per Share        Exercise Price
                                                      ------        ------------     --------------
Outstanding and exercisable at April 30, 1991         262,852       $  2.34-9.00     $   1,577,859
Granted in fiscal 1992                                146,000          7.25-7.69         1,113,625
Exercised in fiscal 1992                              102,852          2.34-4.81           388,809
                                                      -------                        -------------
Outstanding and exercisable at April 30, 1992         306,000          4.81-9.00         2,302,675
Exercised in fiscal 1993                               23,000          4.81-7.69           127,937
                                                      -------                        -------------
Outstanding and exercisable at April 30, 1993         283,000          4.81-7.69         2,174,738
Granted in fiscal 1994                                220,000              10.25         2,255,000
Exercised in fiscal 1994                               61,000          4.81-7.69           460,313
Cancelled in fiscal 1994                               20,000         4.81-10.25           118,925
                                                      -------                        -------------
Outstanding and exercisable at April 30, 1994         422,000                        $   3,850,500
                                                      -------                        -------------
                                                      -------                        -------------

4. INCOME TAXES

As discussed in note 1, the Company adopted Statement 109 as of May 1, 1993. Prior years' financial statements have not been restated to apply the provisions of Statement 109.

Income tax expense attributable to income from operations is comprised of the following components:

                                                   YEAR ENDED APRIL 30
                                       -----------------------------------------
                                          1994            1993           1992
                                       ----------      ----------     ----------
Current tax expense:  Federal         $   7,060,000    $  4,499,000   $  3,916,000
                      State               1,319,000       1,017,000        868,000
                                      -------------    ------------   ------------
                                          8,379,000       5,516,000      4,784,000
Deferred tax expense                      2,100,000       2,650,000      2,200,000
                                      -------------    ------------   ------------
Total income tax provision             $ 10,479,000    $  8,166,000   $  6,984,000


- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

For the years ended April 30, 1993 and 1992, deferred income tax expense results from timing differences in the recognition of revenue and expense for income tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:


                                                         YEAR ENDED APRIL 30
                                                    -----------------------------
                                                       1993              1992
                                                    -----------       -----------
Excess of tax over book depreciation               $  2,988,000       $  2,551,000
Amortization of other assets previously
        allowed for tax purposes                       (128,000)          (133,000)
Accrued vacation pay                                   (117,000)          (100,000)
Other                                                   (93,000)          (118,000)
                                                   ------------       ------------
                                                   $  2,650,000       $  2,200,000

- - ------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 1994 are as follows:

Deferred tax assets:
    Accrued liabilities                                $      2,317,000
    Alternative minimum tax credit carry forwards             1,500,000
    Other                                                       383,000
                                                       ----------------
    Total gross deferred tax assets                           4,200,000
Deferred tax liabilities:                              ----------------
    Excess of tax over book depreciation                    (23,771,000)
    Other                                                       (95,000)
                                                       ----------------
    Total gross deferred liabilities                        (23,866,000)
                                                       ----------------
Net deferred tax liability                               $  (19,666,000)


Current deferred tax asset relates to accrued liabilities and is included with prepaid expenses.
- - ------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------

The alternative minimum tax credit carryforward for income tax purposes of approximately $1,500,000 is available to offset future regular tax in excess of minimum tax over an indefinite period.

Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted by applying the statutory U.S. federal income tax rates to income before income taxes for the following reasons:

                                                  YEAR ENDED APRIL 30, 1994
                                                  -------------------------
                                                    1994    1993    1992
                                                    ----    ----    ----
Income taxes at the statutory rates                 35.0%   34.0%   34.0%
State income taxes, net of federal tax benefit       4.4     4.5     4.4
Other                                                (.7)    (.5)    (.6)
                                                    -----    -----   -----
                                                    38.7%    38.0%   37.8%
                                                    -----    -----   -----
                                                    -----    -----   -----

5. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and generally call for payment of property taxes, insurance and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

                                     ASSET BALANCES AT APRIL 30
                                     --------------------------
                                        1994             1993
                                     ---------        ---------
Real estate                        $  9,049,491    $    9,661,990
Equipment                             4,930,068         2,045,347
                                     13,979,559        11,707,337
Less accumulated amortization         5,033,727         4,816,794
                                   ------------     -------------
                                   $  8,945,832     $   6,890,543
                                   ------------     -------------
                                   ------------     -------------

Future minimum payments under the capital leases and noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 1994:

YEAR ENDING APRIL 30                           CAPITAL LEASES  OPERATING LEASES
- - --------------------                           --------------------------------
        1995                                    $    2,051,910  $    412,000
        1996                                         2,028,631       397,000
        1997                                         2,008,373       390,000
        1998                                         1,943,909       351,000
        1999                                         1,666,686       276,000
        Thereafter                                   4,943,767     1,811,000
Total minimum lease payments                        14,643,276   $ 3,637,000
Less amount representing interest                    4,378,228   -----------
Present value of net minimum lease payments     $   10,265,048   -----------
                                                --------------
                                                --------------

The total rent expense under operating leases was $898,000 in 1994, $760,000 in 1993 and $702,000 in 1992.

6.  BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN - The Company has an Employees' Stock Ownership Plan and Trust (Plan) which covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of Common Stock. The discretionary contribution is allocated to participants by a formula based on compensation. Plan expense was $550,000, $500,000 and $450,000 for the years ended April 30, 1994, 1993 and
1992, respectively.

On April 30, 1994, the Company had 2,880 full-time employees and 4,393 part-time employees, of which approxi-

NOTES TO
  FINANCIAL STATEMENTS - CONTINUED


mately 2,900 were participants in the Plan. As of that same date, the Trustee under the Plan held 2,333,520 shares of Common Stock in trust for participants in the Plan and may distribute such shares to eligible participants upon death, disability, retirement or termination of employment.

401(K) PLAN- The Company has a defined contribution 401(k) plan which covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $406,000, $345,000 and $304,000 for the years ended April 30, 1994, 1993 and 1992, respectively.

7. COMMITMENTS

In March 1992 the Company entered into five-year employment agreements with each of two officer-shareholders. The agreements provide that each officer-shareholder will receive compensation exclusive of bonuses at the rate of $250,000 per year or such amount as the Company and the officer mutually shall agree. These agreements also provide for certain payments in the case of death or disability of the officer-shareholder.

Each agreement further provides for the voluntary retirement of the officer at age 65, or upon reaching 59 years of age and having completed 25 years of employment with the Company, with an annual retirement benefit equal to 50 percent of his most recent salary. Certain provisions of the employment agreements provide for the Company to pay upon termination of the officer-shareholder's employment other than for cause, disability or death, two to three times the sum of the annual salary and bonus, plus the present value of 50 percent of his most recent annual salary, if eligible for retirement benefits, until death, payable in a lump sum upon termination. The Company is accruing for the deferred compensation over the expected term of employment.

8. CONTINGENCIES

ENVIRONMENTAL COMPLIANCE-The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs. Such programs, other than the state of Iowa, generally are in the early stages of operation and the extent of the available coverage or reimbursement under such programs for costs incurred by the Company is not fully known at this time.

Management currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $2,000,000 in fiscal 1995 through December 23, 1998, to comply with existing regulations. The Company has accrued a liability at April 30, 1994 and 1993, respectively, of approximately $3,200,000 and $2,900,000 for estimated expenses related to the corrective action or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations, or amendments to the existing regulations, could result in future revisions to such estimated expenditures.

LEGAL MATTERS-The Company is a defendant in several lawsuits arising in the normal course of business, including a class action lawsuit alleging violations of federal anti-trust laws and unfair price discrimination. In the opinion of management, the outcome of all such matters is not expected to have a material effect on the financial position of the Company.


OTHER-At April 30, 1994, the Company is partially self-insured for workman's compensation claims, in all states except Iowa, Missouri and Kansas, general liability and auto liability all under an agreement which provides for annual stop-loss limits equal to or exceeding approximately $2,100,000. Letters of credit approximating $3,100,000 were issued and outstanding at April 30, 1994, on the insurance company's behalf to facilitate this agreement. The Company is self-insured for Iowa, Missouri and Kansas workman's compensation claims at April 30, 1994. Approximately $1,300,000 of investments are in escrow as required by these states. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 1994 and 1993, the Company has accrued $4,200,000 and $3,800,000, respectively, for estimated claims relating to self insurance.

INDEPENDENT
AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
CASEY'S GENERAL STORES, INC.:

We have audited the accompanying balance sheets of Casey's General Stores, Inc. as of April 30, 1994 and 1993, and the related statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 1994. These financial statements are the responsibility of the Company+s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. as of April 30, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 1994 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK
DES MOINES, IOWA
JUNE 21, 1994

MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS

Casey's derives its revenue from retail sales of food (including freshly prepared foods such as pizza, donuts and sandwiches), beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by Company Stores and from wholesale sales of certain grocery and general merchandise items and gasoline to Franchised Stores. The Company also generates revenues from continuing monthly royalties based on sales by Franchised Stores, sign and facade rental fees and the provision of certain maintenance, transportation and construction services to the Company's franchisees. A typical store is generally not profitable for its first year of operation due to start-up costs and will usually attain representative levels of sales and profits during its third year of operation.

The following tables set forth, for the periods indicated, the Company's net sales and gross profits according to its major revenue categories, and average sales and earnings information for Company and Franchised Stores:

        COMPANY
         NET SALES AND
          GROSS PROFITS

                                                                                  YEAR ENDED APRIL 30
                                                                       ------------------------------------------
                                                                        1994               1993             1992
                                                                       ------             ------           ------
NET SALES (1):
        RETAIL SALES:
                Grocery and general merchandise                      $ 281,235,753    $ 253,896,883   $ 233,527,291
                Gasoline                                               377,807,750      351,361,731     302,201,644
                                                                     -------------    -------------   -------------
                                                                       659,043,503      605,258,614     535,728,935
                                                                     -------------    -------------   -------------
                                                                     -------------    -------------   -------------
        WHOLESALE SALES:
                Grocery and general merchandise                         37,678,157       35,933,683      34,980,022
                Gasoline                                                24,530,239       23,741,451      24,565,157
                                                                     -------------    -------------   -------------
                                                                        62,208,396       59,675,134      59,545,179
                                                                     -------------    -------------   -------------
                                                                     -------------    -------------   -------------
GROSS PROFITS (2):
        RETAIL SALES:
                Grocery and general merchandise                        109,812,153      103,051,219      90,810,873
                Gasoline                                                38,045,217       28,755,619      24,902,701
                                                                     -------------    -------------   -------------
                                                                       147,857,370      131,806,838     115,713,574
                                                                     -------------    -------------   -------------
                                                                     -------------    -------------   -------------
        WHOLESALE SALES:
                Grocery and general merchandise                          1,282,100        1,464,205       1,311,618
                Gasoline                                                   467,224          541,510         704,762
                                                                     -------------    -------------   -------------
                                                                         1,749,324        2,005,715       2,016,380
                                                                     -------------    -------------   -------------
                                                                     -------------    -------------   -------------


MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS - CONTINUED



INDIVIDUAL
  STORE INFORMATION (3)
                                                                                YEARS ENDED APRIL 30
                                                                       ------------------------------------
                                                                       1994              1993          1992
                                                                       ----              ----          ----
COMPANY STORES:
  Average retail sales                                               $  1,006,420    $   977,310     $   913,522
  Average retail sales of grocery and
    general merchandise                                                   433,256        411,582         399,731
  Average gross profit on grocery and
    general merchandise                                                   160,476        158,067         147,970
  Average retail sales of gasoline                                        573,165        565,728         513,791
  Average number of gallons sold                                          570,253        540,999         492,115
  Average gross profit on gasoline                                         61,641         45,969          41,556
  Average operating income (4)                                             73,553         61,162          54,211
Franchised Stores:
  Average franchise revenue (5)                                            27,215         25,529          24,420


(1) Net sales excludes franchise revenue and charges to franchisees for certain maintenance, transportation and construction services provided by the Company.

(2) Gross profits represent net sales less costs of goods sold.

(3) Includes only those stores that had been in operation for at least one full year prior to April 30 of the fiscal year indicated.

(4) Represents retail sales less cost of goods sold, including cost of merchandise, financing costs and operating expenses attributable to a particular store, but excluding federal and state income taxes, operating expenses of the Company not attributable to a particular store, and payments by the Company to its benefit plans.

(5) Includes a royalty fee equal to 3% of gross receipts derived from store sales of non-gasoline items, a royalty fee of $.018 per gallon on gasoline sales and sign and facade rental fees.

                MANAGEMENT'S DISCUSSION AND
                  ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS - CONTINUED


FISCAL 1994 COMPARED TO FISCAL 1993

Net sales for fiscal 1994 increased by $57,509,000 (8.5%) over fiscal 1993. Retail gasoline sales increased by $26,446,000 (7.5%) as the number of gallons sold increased by 39,770,000 (11.8%). During fiscal 1994, retail sales of grocery and general merchandise increased by $27,339,000 (10.8%) due to the net addition of 48 new Company Stores and a greater number of stores in operation for at least three years.

Cost of goods sold as a percentage of net sales was 78.5% for fiscal 1994 compared to 79.2% for the prior year. This result occurred because the gross profit margin on retail gasoline sales increased.

Operating expenses as a percentage of net sales were 15.1% for fiscal 1994 compared to 15.2% for the prior year. The decrease in operating expenses as a percentage of net sales was caused primarily by increased sales and the increased number of Company Stores in operation.

Average operating income per Company Store increased by $12,391 (20.3%) primarily as the result of increases in the average sales of gasoline and grocery and general merchandise.

Net income increased by $3,241,000 (24.3%). The increase in net income was attributable primarily to increases in retail sales and an increased number of stores in operation at least three years.

In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Effective May 1, 1993, the Company adopted Statement 109 and the cumulative effect of that change was not material to the financial statements.

Pursuant to the deferred method under APB Opinion 11, which was applied in 1993 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

The FASB has issued Statement 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement 115, effective for fiscal years beginning after December 15, 1993, expands the use of fair value accounting for those securities but retains the use of the amortized cost method for investments in debt securities that the reporting enterprise has the positive intent and ability to hold to maturity. The Company anticipates its short-term and long-term investments will be classified as "held-to-maturity" securities and the financial statement impact will not be material to the financial statements. The Company expects to adopt Statement 115 in the first quarter of fiscal 1995 on a prospective basis.

FISCAL 1993 COMPARED TO FISCAL 1992

Net sales for fiscal 1993 increased by $67,111,000 (11.1%) over fiscal 1992. Retail gasoline sales increased by $49,160,000 (16.3%) as the number of gallons sold increased by 46,736,000 (16.1%). During fiscal 1993, retail sales of grocery and general merchandise increased by $20,370,000 (8.7%) due to the net addition of 42 new Company Stores and a greater number of stores in operation for at least three years.

Cost of goods sold as a percentage of net sales was 79.2% in both fiscal 1993 and fiscal 1992.

                MANAGEMENT'S DISCUSSION AND
                  ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS - CONTINUED


Operating expenses as a percentage of net sales were 15.2% for fiscal 1993 compared to 15.5% for the prior year. The decrease in operating expenses as a percentage of net sales was caused primarily by increased sales and the increased number of Company Stores in operation.

Average operating income per Company Store increased by $6,951 (12.8%) primarily as the result of increases in the average sales of gasoline and grocery and general merchandise.

Net income increased by $1,809,000 (15.7%). The increase in net income was attributable primarily to increases in retail sales and an increased number of stores in operation at least three years.

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash and cash provided by operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by the relatively rapid turnover of inventory. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 1994, the Company's ratio of current assets to current liabilities was .55 to 1. Management believes that the Company's current $25,000,000 bank lines of credit (aggregate amount), together with cash flow from operations, will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations increased $22,404,401 (73.9%) during the year ended April 30, 1994, primarily as a result of decreased levels of inventories and an increase in accounts payable compared to the prior year. Cash flows from investing decreased during fiscal 1994, primarily because the increased capital expenditure exceeded the investment activity. During fiscal 1994, the Company expended approximately $66,000,000 for property and equipment, primarily for the construction and remodeling of Company Stores. The Company anticipates expending approximately $50,000,000 in fiscal 1995 for construction, acquisition and remodeling of Company Stores, primarily from funds generated by operations, existing cash, short-term investments and the proceeds of the Senior Notes.

As of April 30, 1994, the Company had long-term debt of $61,415,000, consisting of $29,250,000 of Senior Notes, $15,648,000 of mortgage notes payable, $7,406,000 of unsecured notes payable and $9,111,000 of capital lease obligations.

Interest on the Senior Notes is payable on the 15th day of each month at the rate of 7.70% per annum. Principal of the Senior Notes matures in forty quarterly installments beginning March 15, 1995. The Company may prepay the Senior Notes in whole or in part at any time in an amount of not less than $1,000,000 or integral multiples of $100,000 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated as of February 1, 1993 between the Company and the purchasers of the Senior Notes.

On March 28, 1994, the 6.25% Convertible Subordinated Debentures were converted into 3,683,064 shares of Common Stock.

To date, the Company has funded capital expenditures primarily from the proceeds of the sale of Common Stock, issuance of the Debentures and the Senior Notes, a mortgage note and through funds generated from operations. Future capital needs required to finance operations, improvements and the anticipated growth in the number of Company Stores are expected to be met from cash generated by operations, existing cash, investments and additional long-term debt or other securities as circumstances may dictate, and are not expected to adversely affect liquidity.

MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS - CONTINUED

LIQUIDITY AND CAPITAL RESOURCES - CONTINUED

Environmental Compliance - The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new Company Stores have been equipped with non-corroding fiberglass USTs, including many with double-wall construction, over-fill protection and electronic tank monitoring, and the Company has an active inspection and renovation program with respect to its older USTs. The Company currently has 1,455 USTs of which 1,043 are fiberglass and 412 are steel. Management of the Company believes that its existing gasoline procedures and planned capital expenditures will continue to keep the Company in substantial compliance with all current federal and state UST regulations.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. These programs, other than the state of Iowa, generally are in the early stages of operation and the extent of available coverage or reimbursement under such programs for costs incurred by the Company is not fully known at this time. In each of the years ended April 30, 1994 and 1993, the Company spent approximately $1,814,000 and $2,533,000, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs and as of June 30, 1994, approximately $3,000,000 has been received from such programs. The Company has accrued a liability at April 30, 1994, of approximately $3,200,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

Management of the Company currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $2,000,000 in fiscal 1995 through December 23, 1998, in order to comply with the existing UST regulations. Additional regulations, or amendments to the existing UST regulations, could result in future revisions to such estimated expenditures.

SEASONALITY OF SALES-Sales at Casey's General Stores historically have been strongest during the Company's first and second fiscal quarters and relatively weaker during its third and fourth quarters. In the warmer months of the year (which comprise the Company's first two fiscal quarters), customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks and ice. As a result of management's continuing emphasis on higher-margin prepared-food items, however, the Company's net sales and net income have become somewhat less seasonal in recent years.

INFLATION-The Company has generally been able to pass along inflationary increases in its costs through increased sales prices of products sold, except in those instances where doing so would have had a material adverse impact on the Company's ability to compete. Accordingly, management believes that inflation has not had a material impact upon the operating results of the Company.

SELECTED
   FINANCIAL DATA

STATEMENT OF INCOME DATA
(amounts in thousands, except per share data)                                             YEARS ENDED APRIL 30
                                                           ------------------------------------------------------------------------
                                                               1994           1993            1992            1991             1990
                                                               ----           ----            ----            -----            ----
Net sales                                                  $  731,206      $  673,697      $  606,585      $ 580,305       $ 500,656
Franchise revenue                                               5,121           4,898           4,991          4,807           4,798
                                                           ----------      ----------      ----------      ---------       ---------
                                                              736,327         678,595         611,576        585,112         505,454
Cost of goods sold                                            574,144         533,535         480,357        463,090         394,201
Operating expenses                                            110,083         102,379          94,209         90,712          83,394
Depreciation and amortization                                  18,623          15,943          13,704         12,238          10,580
Interest, net                                                   6,434           5,249           4,808          4,678           3,967
                                                           ----------      ----------      ----------      ---------       ---------
Income  before income taxes                                    27,043          21,489          18,498         14,394          13,312
Provision for income taxes                                     10,479           8,166           6,984          5,362           4,959
                                                           ----------      ----------      ----------      ---------       ---------
Net income                                                 $   16,564      $   13,323      $   11,514      $   9,032       $   8,353
- - ------------------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------------------

*Per share - primary:
Net income                                                    $   .73         $   .60         $   .52        $   .40         $   .36
- - ------------------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------------------



*Weighted average number of common
        and common equivalent shares
        outstanding - primary                                  22,651          22,193          22,096         22,374          22,893

*Dividends paid per common share                            $  .07125        $    .06       $   .0575      $   .0375         - - - -


*All share and per share data have been restated to
 reflect a two-for-one stock split effective
 February 16, 1994.
- - ------------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
(amounts in thousands)                                                                         AS OF APRIL 30
                                                           ------------------------------------------------------------------------
                                                               1994           1993            1992            1991             1990
                                                               ----           ----            ----            -----            ----
Current assets                                             $   41,369      $   46,513      $   33,011      $  31,646       $  30,505
Total assets                                                  318,238         280,777         219,476        197,741         185,447
Current liabilities                                            75,453          55,456          46,593         35,844          29,913
Long-term debt                                                 61,415          98,956          61,433         63,770          64,470
Shareholders+ equity                                          158,410         107,976          95,854         84,813          79,469


QUARTERLY FINANCIAL DATA
 (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                   YEAR ENDED APRIL 30, 1994                         YEAR ENDED APRIL 30, 1993
                        -------------------------------------------------     -------------------------------------------------
                           FIRST     SECOND     THIRD    FOURTH    TOTAL       FIRST    SECOND     THIRD     FOURTH     TOTAL
                          QUARTER   QUARTER    QUARTER   QUARTER    YEAR      QUARTER   QUARTER    QUARTER   QUARTER     YEAR
Net sales               $ 193,689  $186,965  $172,621  $177,931  $731,206     $177,301  $175,875  $158,347  $162,174   $673,697
Gross profit (A)           40,169    41,110    40,018    35,765   157,062       36,671    36,969    34,227    32,295    140,162
Net income              $   4,755  $  5,381  $  4,047  $  2,381  $ 16,564     $  4,111  $  4,428   $ 3,148   $ 1,636   $ 13,323
Earnings per
 common and common
 equivalent share       $     .21  $    .24  $    .18  $    .10  $    .73     $    .19   $   .20   $   .14   $   .07    $   .60
Fully diluted earnings
         per share      $     .20  $    .22  $    .17  $    .10  $    .68     $    .17   $   .18   $   .13   $   .07     $  .57
                        -------------------------------------------------     -------------------------------------------------
                        -------------------------------------------------     -------------------------------------------------

(A) Before charge for depreciation and amortization.

COMMON
  STOCK DATA

The following table sets forth for the calendar periods indicated the high and low sale prices per share of Common Stock as reported on the NASDAQ National Market System through June 30, 1994.

CALENDAR 1992                                           HIGH           LOW
                                                      --------       --------
        First Quarter                              $     8 3/4     $     6 5/16
        Second Quarter                                   8 5/8            6 5/8
        Third Quarter                                  8 11/16          6 11/16
        Fourth Quarter                                   9 3/4          7 11/16
CALENDAR 1993
        First Quarter                                    9 1/8            8 1/8
        Second Quarter                                 9 13/16            7 3/8
        Third Quarter                                   10 3/4            8 1/2
        Fourth Quarter                                 12 5/16           10 1/4
CALENDAR 1994
        First Quarter                                   13 7/8           11
        Second Quarter                                  12 5/8           10 1/2

On July 5, 1994, the last reported sales price of the Company's Common Stock was $11 5/8 per share. On July 5, 1994, there were 2,350 holders of record of the Common Stock.

The Company commenced paying cash dividends during fiscal 1991. On June 20, 1994, the Board of Directors declared a 2 cents per share dividend for shares held of record on August 1, 1994. The dividend is payable on August 15, 1994. The Company currently intends to pay comparable cash dividends on a quarterly basis in the future.


24