Form 10-K, Exhibit 13
period 1995-04-30
CASEYS GENERAL STORES INC
filed 1995-07-28
CIK 726958

Casey's General Stores, Inc.                                         EXHIBIT 13
      Balance Sheets

                                                                                                 APRIL 30
                                                                                -------------------------------------------
                                                                                       1995                        1994
                                                                                ---------------              --------------
ASSETS
Current assets:
     Cash and cash equivalents                                                  $     5,477,784              $    3,151,664
     Short-term investments                                                           1,300,700                   8,720,235
     Receivables                                                                      3,086,728                   2,839,900
     Inventories (Note 1)                                                            27,343,033                  23,754,256
     Prepaid expenses (Note 4)                                                        5,982,324                   2,903,208
                                                                                ---------------              --------------
Total current assets                                                                 43,190,569                  41,369,263
- ---------------------------------------------------------------------------------------------------------------------------
Long-term investments                                                                 6,445,934                  11,234,304
Other assets                                                                          1,030,856                   1,259,138
Property and equipment, at cost:
     Land                                                                            41,082,729                  34,778,207
     Buildings and leasehold improvements                                           152,002,492                 131,531,440
     Machinery and equipment                                                        199,609,874                 176,020,053
     Leasehold interest in property and equipment (Note 5)                           13,452,922                  13,979,559
                                                                                ---------------              --------------
                                                                                    406,148,017                 356,309,259
     Less accumulated depreciation and amortization                                 111,656,704                  91,934,088
                                                                                ---------------              --------------
Net property and equipment                                                          294,491,313                 264,375,171
                                                                                ---------------              --------------
                                                                                $   345,158,672              $  318,237,876
===========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Notes payable to banks (Note 2)                                            $    11,350,000              $   18,500,000
     Current maturities of long-term debt (Note 2)                                    8,498,891                   4,850,875
     Accounts payable                                                                39,860,843                  37,414,028
     Accrued expenses:  Salaries and wages                                            2,620,124                   2,130,418
                        Other (Note 8)                                               13,096,288                  12,538,373
     Income taxes payable                                                             1,544,909                      18,928
                                                                                ---------------              --------------
Total current liabilities                                                            76,971,055                  75,452,622
- ---------------------------------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities (Note 2)                                   59,962,922                  61,414,871
Deferred income taxes (Note 4)                                                       27,270,000                  21,983,000
Deferred compensation (Note 7)                                                        1,282,655                     977,750
                                                                                ---------------              --------------
Total liabilities                                                                   165,486,632                 159,828,243

Shareholders' equity (Note 3)
     Capital stock:  Preferred, no par value, none issued                           - - - - - -                 - - - - - -
                     Common, no par value,  25,966,906 and
                     25,921,020 shares issued and outstanding
                     at April 30, 1995 and 1994, respectively                        61,342,992                  60,887,327
     Retained earnings                                                              118,329,048                  97,522,306
                                                                                ---------------              --------------
Total shareholders' equity                                                          179,672,040                 158,409,633
                                                                                ---------------              --------------
                                                                                $   345,158,672              $  318,237,876
Commitments and contingencies (Notes 5, 7 and 8)
===========================================================================================================================

See accompanying notes to financial statements.

Statements
of Income

                                                                                   YEARS ENDED APRIL 30
                                                                     ------------------------------------------------------
                                                                           1995               1994                1993
                                                                     ---------------     ---------------     --------------
Net sales                                                            $   848,842,757     $   731,206,162     $  673,696,856
Franchise revenue                                                          5,269,105           5,120,526          4,897,660
                                                                     ---------------     ---------------     --------------
                                                                         854,111,862         736,326,688        678,594,516

Cost of goods sold                                                       665,924,372         574,143,909        533,534,357
Operating expenses                                                       123,004,153         110,082,785        102,379,142
Depreciation and amortization                                             22,237,352          18,622,815         15,942,771
Interest, net (Note 2)                                                     5,590,144           6,434,082          5,249,090
                                                                     ---------------     ---------------     --------------
                                                                         816,756,021         709,283,591        657,105,360

Income before income taxes                                                37,355,841          27,043,097         21,489,156
Provision for  income taxes (Note 4)                                      14,475,000          10,479,000          8,166,000
                                                                     ---------------     ---------------     --------------
Net income                                                           $    22,880,841     $    16,564,097     $   13,323,156
===========================================================================================================================
Earnings per common and common
     equivalent share (Note 3):
     Primary                                                         $           .88     $           .73     $          .60
     Fully diluted                                                   $           .88     $           .68     $          .57
===========================================================================================================================

   Statements of
Shareholders' Equity

                                                                 COMMON             RETAINED
                                                                  STOCK             EARNINGS             TOTAL
                                                             ---------------    ---------------     ---------------
Balance April 30, 1992                                       $    25,307,756    $    70,546,633     $    95,854,389
Net income                                                       - - - - - -         13,323,156          13,323,156
Payment of dividends (6 cents per share)                         - - - - - -         (1,329,582)         (1,329,582)
Proceeds from exercise of stock options (23,000 shares)              127,937        - - - - - -             127,937
                                                             ---------------    ---------------     ---------------

Balance April 30, 1993                                            25,435,693         82,540,207         107,975,900
Net income                                                       - - - - - -         16,564,097          16,564,097
Payment of dividends (7 1/2 cents per share)                     - - - - - -         (1,581,998)         (1,581,998)
Conversion of Convertible Debentures (3,683,064 shares)           34,991,321        - - - - - -          34,991,321
Proceeds from exercise of stock options (61,000 shares)              460,313        - - - - - -             460,313
                                                             ---------------    ---------------     ---------------

Balance April 30, 1994                                            60,887,327         97,522,306         158,409,633
Net income                                                       - - - - - -         22,880,841          22,880,841
Payment of dividends (8 cents per share)                         - - - - - -         (2,074,099)         (2,074,099)
Proceeds from exercise of stock options (46,700 shares)              464,619        - - - - - -             464,619
Retirement of shares from Employees' Stock
     Ownership Plan and Trust (814 shares)                            (8,954)       - - - - - -              (8,954)
                                                             ---------------    ---------------     ---------------

Balance April 30, 1995                                       $    61,342,992    $   118,329,048     $   179,672,040
                                                             ======================================================



See accompanying notes to financial statements.

Statements of
 Cash Flows

                                                                      Year ended April 30
                                                         --------------------------------------------
                                                             1995            1994            1993
                                                         ------------    ------------    ------------
CASH FLOWS FROM OPERATIONS:                              $ 22,880,841    $ 16,564,097    $ 13,323,156
     Net income
     Adjustments to reconcile net income to net
       cash provided by operations:
        Depreciation and amortization                      22,237,352      18,622,815      15,942,771
        Deferred income taxes                               2,000,000       2,100,000       2,650,000
        Changes in assets and liabilities:
              Receivables                                    (246,828)       (692,259)       (221,408)
              Inventories                                  (3,588,777)      1,974,220      (3,830,179)
              Prepaid expenses                                207,884         (34,317)       (122,438)
              Accounts payable                              2,446,815      12,271,225      (4,183,073)
              Accrued expenses                              1,047,621         258,124       7,050,406
              Income taxes payable                          1,525,981        (307,118)       (590,424)
        Other, net                                          1,013,324       1,972,387         305,962
                                                         ------------    ------------    ------------
Net cash provided by operations                            49,524,213      52,729,174      30,324,773
CASH FLOWS FROM INVESTING:
     Purchase of property and equipment                   (52,645,839)    (62,879,021)    (49,362,394)
     Purchase of investments                               (2,006,930)     (7,179,357)    (58,706,729)
     Sale of investments                                   14,031,681      17,523,129      35,838,590
                                                         ------------    ------------    ------------
Net cash used in investing activities                     (40,621,088)    (52,535,249)    (72,230,533)
CASH FLOWS FROM FINANCING:
     Proceeds from long-term debt                           7,500,000     - - - - - -      40,500,000
     Payments of long-term debt                            (5,317,525)     (3,791,599)     (2,548,216)
     Net activity of short-term debt                       (7,150,000)      5,750,000       5,750,000
     Proceeds from exercise of stock options                  464,619         460,313         127,937
     Payment of cash dividends                             (2,074,099)     (1,581,998)     (1,329,582)
                                                         ------------    ------------    ------------
Net cash (used in) provided by financing activities        (6,577,005)        836,716      42,500,139
                                                         ------------    ------------    ------------
Net increase in cash and cash equivalents                   2,326,120       1,030,641         594,379
Cash and cash equivalents at beginning of year              3,151,664       2,121,023       1,526,644
                                                         ------------    ------------    ------------
Cash and cash equivalents at end of year                 $  5,477,784    $  3,151,664    $  2,121,023
=====================================================================================================

Supplemental Disclosures of
  Cash Flows Information

Cash paid during the year for:
     Interest (net of amount capitalized)                $  5,768,870    $  7,730,310    $  5,816,158
     Income taxes                                          10,601,473       9,034,500       6,106,424
Noncash investing and financing activities:
     Property and equipment acquired through capital
        lease obligations and installment purchases            13,592       3,264,221         408,076
     Conversion of Convertible Subordinated Debentures    - - - - - -      34,991,321     - - - - - -
=====================================================================================================

See accompanying notes to financial statements.

Notes to Financial
   Statements

1. SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS - Casey's General Stores, Inc. (the Company) operates 927 convenience stores in 9 midwestern states. At April 30, 1995, the Company owned or leased 741 of these stores with 186 stores being owned or leased by franchisees. The stores are located primarily in smaller communities, most with populations of fewer than 5,000.

CASH EQUIVALENTS - Cash equivalents consist of money market funds. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVESTMENTS - Investments consist of treasury notes and tax-exempt revenue and municipal bonds. The investments are stated at cost plus accrued interest, which approximates market.

The Financial Accounting Standards Board (FASB) has issued Statement 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement 115, effective for fiscal years beginning after December 15, 1993, expands the use of fair value accounting for those securities but retains the use of the amortized cost method for investments in debt securities that the reporting enterprise has the positive intent and ability to hold to maturity. The Company adopted Statement 115 May 1, 1994, on a prospective basis. The Company classifies its short-term and long-term investments as "held-to-maturity" securities and the financial statement impact was not material.

INVENTORIES - Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market, which, as to merchandise in stores, is determined by the retail method. Cost is determined using the last-in, first-out (LIFO) method. Such inventory value is approximately $7,487,000 and $6,887,000 below replacement cost as of April 30, 1995 and 1994, respectively.

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

EARNINGS PER SHARE - Primary earnings per share is determined by dividing net income by the weighted average number of common shares and common equivalent shares, consisting of options to purchase common shares, outstanding during the year. Fully diluted earnings per share, prior to the 1994 conversion of the Convertible Subordinated Debentures (the Debentures), further assumed that the Debentures were converted to Common Stock at the beginning of the period and no interest expense was paid on the Debentures. The weighted average common and common equivalent shares outstanding on a primary basis were 26,062,287, 22,651,334 and 22,193,462 for 1995, 1994 and 1993, respectively, and on a fully diluted basis were 26,125,087, 26,017,828 and 25,878,780 for 1995, 1994 and
1993, respectively.

EXCISE TAXES - Excise taxes approximating $151,000,000, $121,000,000 and $101,000,000 collected from customers on retail gasoline sales are included in net sales for 1995, 1994 and 1993, respectively.

INCOME TAXES - In February 1992, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Notes to Financial
Statements - continued

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

2. FAIR VALUE OF FINANCIAL INSTRUMENTS, NOTES PAYABLE TO BANKS AND LONG-TERM
   DEBT

The fair value of the Company's financial instruments is summarized below.

CASH AND CASH EQUIVALENTS, INVESTMENTS, RECEIVABLES AND ACCOUNTS PAYABLE - The carrying amount approximates fair value because of the short maturity of these instruments or due to the recent purchase of the instruments at current rates of interest.

NOTES PAYABLE TO BANKS - The carrying amount approximates fair value due to variable interest rates on these notes.

LONG-TERM DEBT - The fair value of the Company's long-term debt, excluding capital lease obligations, is estimated based on the quoted market prices for the issue or on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt, excluding capital lease obligations, was approximately $61,000,000 and $55,000,000, respectively, at April 30, 1995 and 1994.

Long-term debt, at carrying value, consists of the following:

                                                                                                      APRIL 30
                                                                                        -----------------------------------
                                                                                             1995                 1994
                                                                                        --------------       --------------
Capitalized lease obligations, discounted at rates of
     7.3% to 15.3%, due in various monthly installments
     through 2008 (Note 5)                                                              $    8,976,899       $   10,265,048

Mortgage notes payable due in various monthly installments
     through 2004 with interest at 8% to 9.5%                                               15,641,164           16,719,448

Unsecured notes payable to banks due in various monthly and
     quarterly installments through 1998 with variable rates of interest                    14,593,750            9,281,250

7.70% Senior Notes due in 40 quarterly installments beginning in
     March 1995                                                                             29,250,000           30,000,000
                                                                                        --------------       --------------
                                                                                            68,461,813           66,265,746
Less current maturities                                                                      8,498,891            4,850,875
                                                                                        --------------       --------------
                                                                                        $   59,962,922       $   61,414,871
===========================================================================================================================

Mortgage notes payable includes an $18,900,000 Secured Promisory Note, Mortgage and Security Agreement with a balance of $14,922,083 and $15,826,955 at April 30, 1995 and 1994, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments and is secured by property with a depreciated cost of approximately $15,900,000 at April 30, 1995.

Various debt agreements contain certain operating and financial covenants. Aggregate maturities of long-term debt, including capitalized lease obligations, during the four years commencing May 1, 1996 and thereafter are:

           YEAR ENDING APRIL 30
           --------------------
                   1997                               $    8,682,384
                   1998                                   14,009,626
                   1999                                    5,586,200
                   2000                                    5,358,285
                Thereafter                                26,326,427
                                                      --------------
                                                      $   59,962,922
                                                      ==============

Interest expense is net of interest income of $213,480, $1,146,486, and $709,952 for the years ended April 30, 1995, 1994 and 1993, respectively. Interest expense in the amount of $559,500, $418,600 and $273,600 was capitalized during the years ended April 30, 1995, 1994 and 1993, respectively.

At April 30, 1995 and 1994, notes payable to banks consisted of $27,000,000 and $25,000,000 lines of credit with balances owed of $11,350,000 and $18,500,000, respectively. Within the notes payable to banks, $6,750,000 on a $15,000,000 line of credit is due on demand and $4,600,000 on a $12,000,000 line of credit is due December 31, 1995. The weighted average interest rate was 6.87% at April 30, 1995 and 4.48% at April 30, 1994.


3. PREFERRED AND COMMON STOCK

PREFERRED STOCK - The Company has 1,000,000 authorized shares of preferred stock, none of which have been issued.

COMMON STOCK - The Company has 60,000,000 authorized shares of Common Stock.

COMMON SHARE PURCHASE RIGHTS - On June 14, 1989, the Board of Directors adopted a Shareholder Rights Plan (Rights Plan). In connection with the adoption of the Rights Plan, the Board of Directors declared a dividend distribution of one Common Share Purchase Right for each share of Common Stock held at the close of business on June 14, 1989. The Rights become exercisable 10 days following a public announcement that 20% or more of the Company's Common Stock has been acquired or such an intent to acquire has become apparent. The Rights will expire on the earlier of June 14, 1999 or redemption by the Company. Certain terms of the Rights are subject to adjustment to prevent dilution. Further description and terms of the Rights are set forth in the Rights Agreement between the Company and UMB Bank, n.a. as Rights Agent.

STOCK OPTION PLAN - Under an incentive stock option plan, options can be granted to certain officers and key employees to purchase an aggregate of 2,280,000 shares of Common Stock at option prices not less than the fair market value (110% of fair market value as to holders of 10% or more of the Company's stock) at the date the options are granted. Options for 946,832 shares were available for grant at April 30, 1995 and options for 371,300 shares (which expire in 1997, 1999, 2001 and 2003) were outstanding as follows:

                                                                                         Price Range          Aggregate
                                                                          Shares          Per Share         Exercise Price
                                                                          -------     -----------------    ----------------
Outstanding and exercisable at April 30, 1992                             306,000      $      4.81-9.00    $      2,302,675
Exercised in fiscal 1993                                                   23,000             4.81-7.69             127,937
                                                                          -------                          ----------------
Outstanding and exercisable at April 30, 1993                             283,000             4.81-9.00           2,174,738
Granted in fiscal 1994                                                    220,000                 10.25           2,255,000
Exercised in fiscal 1994                                                   61,000             4.81-7.69             460,313
Cancelled in fiscal 1994                                                   20,000            4.81-10.25             118,925
                                                                          -------                          ----------------
Outstanding and exercisable at April 30, 1994                             422,000            4.81-10.25           3,850,500
Exercised in fiscal 1995                                                   46,700            4.81-10.25             464,619
Cancelled in fiscal 1995                                                    4,000                 10.25              41,000
                                                                          -------                          ----------------
Outstanding and exercisable at April 30, 1995                             371,300     $      4.81-10.25    $      3,344,881
                                                                          =======                          ================

  Notes to Financial
Statements - continued

4. INCOME TAXES

As discussed in Note 1, the Company adopted Statement 109 as of May 1, 1993. The financial statements for the year ended April 30, 1993, have not been restated to apply the provisions of Statement 109. Income tax expense attributable to income from operations is comprised of the following components:

                                                 YEAR ENDED APRIL 30
                                       ---------------------------------------
                                          1995           1994          1993
                                       -----------   -----------   -----------
Current tax expense: Federal           $10,225,000   $ 7,060,000   $ 4,499,000
                     State               2,250,000     1,319,000     1,017,000
                                       -----------   -----------   -----------
                                        12,475,000     8,379,000     5,516,000
Deferred tax expense                     2,000,000     2,100,000     2,650,000
                                       -----------   -----------   -----------
Total income tax provision             $14,475,000   $10,479,000   $ 8,166,000
==============================================================================

For the year ended April 30, 1993, deferred income tax expense results from timing differences in the recognition of revenue and expense for income tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

                                                            YEAR ENDED APRIL 30
                                                            -------------------
                                                                       1993
                                                                  ------------
Excess of tax over book depreciation                              $  2,988,000
Amortization of other assets previously
         allowed for tax purposes                                     (128,000)
Accrued vacation pay                                                  (117,000)
Other                                                                  (93,000)
                                                                  ------------
                                                                  $  2,650,000
==============================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 1995 and 1994 are as follows:

                                                                                        APRIL 30
                                                                             --------------------------
                                                                                  1995          1994
                                                                             ------------  ------------
Deferred tax assets:
     Accrued liabilities                                                     $  5,604,000  $  2,317,000
     Alternative minimum tax credit carry forwards                                140,000     1,500,000
     Other                                                                        594,000       383,000
                                                                             ------------  ------------
     Total gross deferred tax assets                                            6,338,000     4,200,000
                                                                             ------------  ------------
Deferred tax liabilities:
     Excess of tax over book depreciation                                     (27,909,000)  (23,771,000)
     Other                                                                        (95,000)      (95,000)
                                                                             ------------  ------------
     Total gross deferred liabilities                                         (28,004,000)  (23,866,000)
                                                                             ------------  ------------
Net deferred tax liability                                                   $(21,666,000) $(19,666,000)

Current deferred tax asset relates to accrued liabilities and is included with prepaid expenses. Management believes that further operations will generate sufficient taxable income to realize the deferred tax assets.
================================================================================
Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted by applying the statutory U.S. federal income tax rates to income before income taxes for the following reasons:

                                                        YEAR ENDED APRIL 30
                                                    ---------------------------
                                                    1995       1994        1993
                                                    ----       ----        ----
Income taxes at the statutory rates                 35.0%      35.0%       34.0%
State income taxes, net of federal tax benefit       4.6        4.4         4.5
Other                                                (.9)       (.7)        (.5)
                                                    ----       ----        ----
                                                    38.7%      38.7%       38.0%
===============================================================================

5. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and generally call for payment of property taxes, insurance and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

                                                      ASSET BALANCES AT APRIL 30
                                             -----------------------------------------
                                                  1995                        1994
                                             --------------             --------------
Real estate                                  $    8,680,845             $    9,049,491
Equipment                                         4,772,077                  4,930,068
                                             --------------             --------------
                                                 13,452,922                 13,979,559
Less accumulated amortization                     6,029,260                  5,033,727
                                             --------------             --------------
                                             $    7,423,662             $    8,945,832
======================================================================================


Future minimum payments under the capital leases and noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 1995:

     YEAR ENDING APRIL 30                                                 CAPITAL LEASES                   OPERATING LEASES
     --------------------                                                 --------------                   ----------------
              1996                                                        $    2,011,027                       $    381,000
              1997                                                             1,990,769                            373,000
              1998                                                             1,926,305                            334,000
              1999                                                             1,648,416                            259,000
              2000                                                             1,147,358                            231,000
              Thereafter                                                       3,747,809                          1,158,000
                                                                          --------------                       ------------
     Total minimum lease payments                                             12,471,684                       $  2,736,000
     Less amount representing interest                                         3,494,785                       ============
                                                                          --------------
     Present value of net minimum lease payments                          $    8,976,899
===========================================================================================================================

The total rent expense under operating leases was $820,000 in 1995, $898,000 in 1994 and $760,000 in 1993.


6.  BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN - The Company has an Employees' Stock Ownership Plan and Trust (Plan) which covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of Common Stock. The discretionary contribution is allocated to participants using a formula based on compensation. Plan expense was $600,000, $550,000 and $500,000 for the years ended April 30, 1995, 1994 and 1993, respectively.

On April 30, 1995, the Company had 3,252 full-time employees and 4,783 part-time employees, of which approximately 3,300 were participants in the Plan. As of that same date, the Trustee under the Plan held 2,201,070 shares of Common Stock in trust for participants in the Plan and may distribute such shares to eligible participants upon death, disability, retirement or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

401(K) PLAN- The Company has a defined contribution 401(k) plan which covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $514,000, $406,000 and $345,000 for the years ended April 30, 1995, 1994 and 1993, respectively.

  Notes to Financial
Statements - continued

7. COMMITMENTS

In March 1992 the Company entered into five-year employment agreements with each of two officer-shareholders. The agreements provide that each officer-shareholder will receive compensation exclusive of bonuses at the rate of $250,000 per year or such amount as the Company and the officer mutually shall agree ($350,000 per year for April 30, 1995). These agreements also provide for certain payments in the case of death or disability of the officer-shareholder.

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

Management currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $1,000,000 in fiscal 1996 through December 23, 1998, to comply with existing regulations. The Company has accrued a liability at April 30, 1995 and 1994, respectively, of approximately $3,300,000 and $3,200,000 within other accrued expenses for estimated expenses related to the corrective action or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations, or amendments to the existing regulations, could result in future revisions to such estimated expenditures.

LEGAL MATTERS-The Company is a defendant in several lawsuits arising in the normal course of business, including a class action lawsuit alleging violations of federal anti-trust laws and unfair price discrimination. In the opinion of management, the outcome of all such matters is not expected to have a material effect on the financial position of the Company.

OTHER-At April 30, 1995, the Company is partially self-insured for workman's compensation claims, in all states except Iowa, Missouri and Kansas. The Company is also partially self-insured for general liability and auto liability under an agreement which provides for annual stop-loss limits equal to or exceeding approximately $1,850,000. Letters of credit approximating $4,200,000 were issued and outstanding at April 30, 1995, on the insurance company's behalf to facilitate this agreement. The Company is self-insured for Iowa, Missouri and Kansas workman's compensation claims at April 30, 1995. Approximately $1,300,000 of investments are in escrow as required by these states. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 1995 and 1994, the Company has accrued $4,500,000 and $4,200,000 respectively, within other accrued expenses for estimated claims relating to self insurance.

  Independent
Auditors' Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
CASEY'S GENERAL STORES, INC.:

We have audited the accompanying balance sheets of Casey's General Stores, Inc. as of April 30, 1995 and 1994, and the related statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. as of April 30, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 1995 in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP
DES MOINES, IOWA
JUNE 20, 1995

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

The following tables set forth, for the periods indicated, the Company's net sales and gross profits according to its major revenue categories, and average sales and earnings information for Company and Franchised Stores:

Company Net Sales and Gross Profits

                                                                              YEARS ENDED APRIL 30
                                                           ----------------------------------------------------------------
                                                              1995                     1994                        1993
                                                           --------------          --------------             -------------
NET SALES (1):
     RETAIL SALES:
         Grocery and general merchandise                   $  316,444,290          $  281,235,753             $ 253,896,883
         Gasoline                                             455,310,780             377,807,750               351,361,731
                                                           --------------          --------------             -------------
                                                              771,755,070             659,043,503               605,258,614
                                                           ==============          ==============             =============

     WHOLESALE SALES:
         Grocery and general merchandise                       39,342,692              37,678,157                35,933,683
         Gasoline                                              25,617,280              24,530,239                23,741,451
                                                           --------------          --------------             -------------
                                                               64,959,972              62,208,396                59,675,134
                                                           ==============          ==============             =============

GROSS PROFITS (2):
     RETAIL SALES:
         Grocery and general merchandise                      128,858,300             109,812,153               103,051,219
         Gasoline                                              42,597,553              38,045,217                28,755,619
                                                           --------------          --------------             -------------
                                                              171,455,853             147,857,370               131,806,838
                                                           ==============          ==============             =============

     WHOLESALE SALES:
         Grocery and general merchandise                        1,621,928               1,282,100                 1,464,205
         Gasoline                                                 843,679                 467,224                   541,510
                                                           --------------          --------------             -------------
                                                                2,465,607               1,749,324                 2,005,715
                                                           ==============          ==============             =============

     Management's Discussion and
   Analysis of Financial Condition
and Results of Operations - continued

Individual Store Information (3)

                                                                                    YEARS ENDED APRIL 30
                                                           ---------------------------------------------------------------
                                                               1995                       1994                     1993
                                                           ------------               ------------              ----------
COMPANY STORES:
      Average retail sales                                 $  1,080,553               $  1,006,420              $  977,310
      Average retail sales of grocery and
          general merchandise                                   448,060                    433,256                 411,582
      Average gross profit on grocery and
          general merchandise                                   169,216                    160,476                 158,067
      Average retail sales of gasoline                          632,493                    573,165                 565,728
      Average number of gallons sold                            596,684                    570,253                 540,999
      Average gross profit on gasoline                           68,093                     61,641                  45,969
      Average operating income (4)                               80,556                     73,553                  61,162
FRANCHISED STORES:
      Average franchise revenue (5)                              28,487                     27,215                  25,529

- --------------------------------------------------------------------------------------------------------------------------

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

    Management's Discussion and
Analysis of Financial Condition and
 Results of Operations - continued

FISCAL 1995 COMPARED TO FISCAL 1994

Net sales for fiscal 1995 increased by $117,637,000 (16.1%) over fiscal 1994. Retail gasoline sales increased by $77,503,000 (20.5%) as the number of gallons sold increased by 53,667,000 (14.3%). During fiscal 1995, retail sales of grocery and general merchandise increased by $35,209,000 (12.5%) due to the net addition of 54 new Company Stores and a greater number of stores in operation for at least three years.

Cost of goods sold as a percentage of net sales was 78.5% in both fiscal 1995 and fiscal 1994.

Operating expenses as a percentage of net sales were 14.5% for fiscal 1995 compared to 15.1% for the prior year. The decrease in operating expenses as a percentage of net sales was caused primarily by increased sales and the increased number of Company Stores in operation.

Average operating income per Company Store increased by $7,003 (9.5%), primarily as the result of increases in the average sales of gasoline and grocery and general merchandise.

Net income increased by $6,316,744 (38.1%). The increase in net income was attributable primarily to increases in retail sales and an increased number of stores in operation at least three years.

The FASB has issued Statement 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement 115, effective for fiscal years beginning after December 15, 1993, expands the use of fair value accounting for those securities but retains the use of the amortized cost method for investments in debt securities that the reporting enterprise has the positive intent and ability to hold to maturity. The Company adopted Statement 115 May 1, 1994, on a prospective basis. The Company classifies its short-term and long-term investments as "held-to-maturity" securities and the financial statement impact was not material.

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


LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash and cash provided by operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by the relatively rapid turnover of inventory. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 1995, the Company's ratio of current assets to current liabilities was .56 to 1. Management believes that the Company's current $27,000,000 bank lines of credit (aggregate amount), together with cash flow from operations, will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations decreased $3,204,961 (6.1%) during the year ended April 30, 1995, primarily as a result of increased levels of inventories and a smaller increase in accounts payable compared to the prior year. Cash flows used in investing decreased during fiscal 1995, primarily because of the decreased capital expenditures. During fiscal 1995, the Company expended approximately $53,000,000 for property and equipment, primarily for the construction and remodeling of Company Stores. The Company anticipates expending approximately $50,000,000 in fiscal 1996 for construction, acquisition and remodeling of Company Stores, primarily from funds generated by operations, existing cash and short-term investments.

As of April 30, 1995, the Company had long-term debt of $59,963,000, consisting of $26,250,000 of Senior Notes, $14,498,000 of mortgage notes payable, $11,469,000 of unsecured notes payable and $7,746,000 of capital lease obligations.

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

    Management's Discussion and
Analysis of Financial Condition and
 Results of Operations - continued

LIQUIDITY AND CAPITAL RESOURCES - CONTINUED

ENVIRONMENTAL COMPLIANCE - The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new Company Stores have been equipped with non-corroding fiberglass USTs, including many with double-wall construction, over-fill protection and electronic tank monitoring, and the Company has an active inspection and renovation program with respect to its older USTs. The Company currently has 1,566 USTs of which 1,166 are fiberglass and 400 are steel. Management of the Company believes that its existing gasoline procedures and planned capital expenditures will continue to keep the Company in substantial compliance with all current federal and state UST regulations.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. These programs, other than the state of Iowa, generally are in the early stages of operation and the extent of available coverage or reimbursement under such programs for costs incurred by the Company is not fully known at this time. In each of the years ended April 30, 1995 and 1994, the Company spent approximately $2,137,000 and $1,814,000, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs and as of June 30, 1995, approximately $3,800,000 has been received from such programs. The Company has accrued a liability at April 30, 1995, of approximately $3,300,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

Management of the Company currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $1,000,000 in fiscal 1996 through December 23, 1998, in order to comply with the existing UST regulations. Additional regulations, or amendments to the existing UST regulations, could result in future revisions to such estimated expenditures.

SEASONALITY OF SALES- Sales at Casey's General Stores historically have been strongest during the Company's first and second fiscal quarters and relatively weaker during its third and fourth quarters. In the warmer months of the year (which comprise the Company's first two fiscal quarters), customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks and ice. As a result of management's continuing emphasis on higher-margin prepared-food items, however, the Company's net sales and net income have become somewhat less seasonal in recent years.

INFLATION-The Company has generally been able to pass along inflationary increases in its costs through increased sales prices of products sold, except in those instances where doing so would have had a material adverse impact on the Company's ability to compete. Accordingly, management believes that inflation has not had a material impact upon the operating results of the Company.

   Selected
Financial Data

STATEMENT OF INCOME DATA
(amounts in thousands, except per share data)                                 YEARS ENDED APRIL 30
                                               ----------------------------------------------------------------------------
                                                  1995              1994             1993           1992            1991
                                               ----------        ----------       ----------     ----------      ----------
Net sales                                      $  848,843        $  731,206       $  673,697     $  606,585      $  580,305
Franchise revenue                                   5,269             5,121            4,898          4,991           4,807
                                               ----------        ----------       ----------     ----------      ----------
                                                  854,112           736,327          678,595        611,576         585,112
Cost of goods sold                                665,925           574,144          533,535        480,357         463,090
Operating expenses                                123,004           110,083          102,379         94,209          90,712
Depreciation and amortization                      22,237            18,623           15,943         13,704          12,238
Interest, net                                       5,590             6,434            5,249          4,808           4,678
                                               ----------        ----------       ----------     ----------      ----------
Income before income taxes                         37,356            27,043           21,489         18,498          14,394
Provision for income taxes                         14,475            10,479            8,166          6,984           5,362
                                               ----------        ----------       ----------     ----------      ----------
Net income                                     $   22,881        $   16,564       $   13,323     $   11,514      $    9,032


===========================================================================================================================

*Per share - primary:
Net income                                     $      .88        $      .73       $      .60     $      .52      $      .40

===========================================================================================================================

*Weighted average number of common
     and common equivalent shares
     outstanding - primary                         26,062            22,651           22,193         22,096          22,374

*Dividends paid per common share               $      .08        $   .07125       $      .06     $    .0575      $    .0375

*All share and per share data have been restated to reflect a two-for-one stock split effective February 16, 1994.

- ---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
(amounts in thousands)                                                           AS OF APRIL 30
                                               ----------------------------------------------------------------------------
                                                  1995              1994             1993           1992            1991
                                               ----------        ----------       ----------     ----------      ----------
Current assets                                 $   43,191        $   41,369       $   46,513     $   33,011      $   31,646
Total assets                                      345,159           318,238          280,777        219,476         197,741
Current liabilities                                76,971            75,453           55,456         46,593          35,844
Long-term debt                                     59,963            61,415           98,956         61,433          63,770
Shareholders' equity                              179,672           158,410          107,976         95,854          84,813

            Quarterly Financial Data
(in thousands of dollars, except per share amounts)

                                       YEAR ENDED APRIL 30, 1995                              YEAR ENDED APRIL 30, 1994
                        -----------------------------------------------------   ---------------------------------------------------
                           FIRST     SECOND      THIRD     FOURTH     TOTAL       FIRST     SECOND      THIRD     FOURTH      TOTAL
                          QUARTER    QUARTER    QUARTER    QUARTER    YEAR       QUARTER    QUARTER    QUARTER    QUARTER     YEAR
Net sales               $ 221,256   $223,740   $199,363   $204,484   $848,843   $193,689   $186,965   $172,621   $177,931  $731,206
Gross profit (A)           45,871     49,206     45,868     41,973    182,918     40,169     41,110     40,018     35,765   157,062
Net income              $   6,430   $  7,535   $  5,723   $  3,193   $ 22,881   $  4,755   $  5,381   $  4,047   $  2,381  $ 16,564
Earnings per common
   and common
   equivalent share     $     .25   $    .29   $    .22   $    .12   $    .88   $    .21   $    .24   $    .18   $    .10  $    .73
Fully diluted earnings
    per share           $     .25   $    .29   $    .22   $    .12   $    .88   $    .20   $    .22   $    .17   $    .10  $    .68
                        =====================================================   ===================================================

(A) Before charge for depreciation and amortization.


Common Stock Data

The following table sets forth for the calendar periods indicated the high and low sale prices per share of Common Stock as reported on the NASDAQ National Market System through June 30, 1995.

CALENDAR 1993                                                   HIGH                               LOW
- -------------------------------------------------------------------------------------------------------
     First Quarter                                      $       9 1/8                      $      8 1/8
     Second Quarter                                           9 13/16                             7 3/8
     Third Quarter                                             10 3/4                             8 1/2
     Fourth Quarter                                           12 5/16                            10 1/4
CALENDAR 1994
- -------------------------------------------------------------------------------------------------------
     First Quarter                                             13 7/8                                11
     Second Quarter                                            12 5/8                            10 1/2
     Third Quarter                                             12 1/4                            10 1/2
     Fourth Quarter                                            15 3/8                            11 7/8
CALENDAR 1995
- -------------------------------------------------------------------------------------------------------
     First Quarter                                             16 3/8                            14 3/8
     Second Quarter                                                18                            15 1/4
- -------------------------------------------------------------------------------------------------------

On July 6, 1995, the last reported sales price of the Company's Common Stock was $17 7/8 per share. On July 6, 1995, there were 2,599 holders of record of the Common Stock.

The Company commenced paying cash dividends during fiscal 1991. On June 19, 1995, the Board of Directors declared a 2 1/2 cents per share dividend for shares held of record on August 1, 1995. The dividend is payable on August 15, 1995. The Company currently intends to pay comparable cash dividends on a quarterly basis in the future.


24