Form 10-K, Exhibit 13
period 1996-04-30
CASEYS GENERAL STORES INC
filed 1996-07-26
CIK 726958

                                                                      EXHIBIT 13

CASEY'S GENERAL STORES, INC. CONSOLIDATED BALANCE SHEETS

                                                                                       APRIL 30
                                                                             -----------------------------
ASSETS                                                                           1996             1995
                                                                             ------------     ------------
Current assets:
    Cash and cash equivalents                                                $ 12,673,855     $  5,477,784
    Short-term investments                                                     13,953,926        1,300,700
    Receivables                                                                 2,679,967        3,086,728
    Inventories (Note 1)                                                       32,437,323       27,343,033
    Prepaid expenses (Note 4)                                                   8,266,308        5,982,324
                                                                             ------------     ------------
Total current assets                                                           70,011,379       43,190,569
- -------------------------------------------------------------------------------------------------------------
Long-term investments (Note 1)                                                  5,153,169        6,445,934
Other assets, net of amortization                                               1,356,643        1,030,856
Property and equipment, at cost: (Note 2)
    Land                                                                       49,142,635       41,082,729
    Buildings and leasehold improvements                                      175,343,291      152,002,492
    Machinery and equipment                                                   223,625,219      199,609,874
    Leasehold interest in property and equipment (Note 5)                      12,812,136       13,452,922
                                                                             ------------     ------------
                                                                              460,923,281      406,148,017
    Less accumulated depreciation and amortization                            132,609,514      111,656,704
                                                                             ------------     ------------
Net property and equipment                                                    328,313,767      294,491,313
                                                                             ------------     ------------
                                                                             $404,834,958     $345,158,672
=============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable to banks (Note 2)                                          $ 21,025,000     $ 11,350,000
    Current maturities of long-term debt (Note 2)                               8,679,217        8,498,891
    Accounts payable                                                           36,190,236       39,860,843
    Accrued expenses:  Salaries and wages                                       3,056,506        2,620,124
                       Other (Note 8)                                          13,975,769       13,096,288
    Income taxes payable                                                      - - - - - -        1,544,909
                                                                             ------------     ------------
Total current liabilities                                                      82,926,728       76,971,055
- -------------------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities (Note 2)                             81,249,264       59,962,922
Deferred income taxes (Note 4)                                                 32,791,000       27,270,000
Deferred compensation (Note 7)                                                  1,693,288        1,282,655
                                                                             ------------     ------------
Total liabilities                                                             198,660,280      165,486,632

Shareholders' equity (Note 3)
    Capital stock: Preferred stock, no par value, none issued                - - - - - -         - - - - -
                   Common stock, no par value,  26,221,706 and
                   25,966,906 shares issued and outstanding
                   at April 30, 1996 and 1995, respectively                    63,556,842       61,342,992
    Retained earnings                                                         142,617,836      118,329,048
                                                                             ------------     ------------
Total shareholders' equity                                                    206,174,678      179,672,040
                                                                             ------------     ------------
                                                                             $404,834,958     $345,158,672
Commitments and contingencies (Notes 5, 7 and 8)
=============================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                          YEARS ENDED APRIL 30
                                                           --------------------------------------------------
                                                               1996               1995               1994
                                                           ------------       ------------       ------------
Net sales                                                  $954,764,056       $848,842,757       $731,206,162
Franchise revenue                                             5,384,424          5,269,105          5,120,526
                                                           ------------       ------------       ------------
                                                            960,148,480        854,111,862        736,326,688

Cost of goods sold                                          748,183,597        665,924,372        574,143,909
Operating expenses                                          138,581,190        123,004,153        110,082,785
Depreciation and amortization                                24,654,848         22,237,352         18,622,815
Interest, net (Note 2)                                        5,729,760          5,590,144          6,434,082
                                                           ------------       ------------       ------------
                                                            917,149,395        816,756,021        709,283,591

Income before income taxes                                   42,999,085         37,355,841         27,043,097
Provision for  income taxes (Note 4)                         16,232,000         14,475,000         10,479,000
                                                           ------------       ------------       ------------
Net income                                                 $ 26,767,085       $ 22,880,841       $ 16,564,097
================================================================================================================

Earnings per common and common
     equivalent share (Note 3):
     Primary                                               $       1.02       $        .88       $        .73
     Fully diluted                                         $       1.02       $        .88       $        .68
================================================================================================================

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              COMMON            RETAINED
                                                              STOCK             EARNINGS            TOTAL
                                                           ------------       ------------       ------------

Balance April 30, 1993                                     $ 25,435,693       $ 82,540,207       $107,975,900
Net income                                                  - - - - - -         16,564,097         16,564,097
Payment of dividends (7 1/4 cents per share)                - - - - - -         (1,581,998)        (1,581,998)
Conversion of Convertible Debentures (3,683,064 shares)      34,991,321        - - - - - -         34,991,321
Proceeds from exercise of stock options (61,000 shares)         460,313        - - - - - -            460,313
                                                           ------------       ------------       ------------

Balance April 30, 1994                                       60,887,327         97,522,306        158,409,633
Net income                                                  - - - - - -         22,880,841         22,880,841
Payment of dividends (8 cents per share)                    - - - - - -         (2,074,099)        (2,074,099)
Proceeds from exercise of stock options (46,700 shares)         464,619        - - - - - -            464,619
Retirement of shares from Employees' Stock
    Ownership Plan and Trust (814 shares)                        (8,954)       - - - - - -             (8,954)
                                                           ------------       ------------       ------------

Balance April 30, 1995                                       61,342,992        118,329,048        179,672,040
Net income                                                  - - - - - -         26,767,085         26,767,085
Payment of dividends (9 1/2 cents per share)                - - - - - -         (2,478,297)        (2,478,297)
Proceeds from exercise of stock options (254,800 shares)      2,213,850        - - - - - -          2,213,850
                                                           ------------       ------------       ------------

Balance April 30, 1996                                     $ 63,556,842       $142,617,836       $206,174,678
================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED APRIL 30
                                                                  -------------------------------------------------
                                                                      1996              1995               1994
                                                                  ------------      ------------       ------------
CASH FLOWS FROM OPERATIONS:
    Net income                                                    $ 26,767,085      $ 22,880,841       $ 16,564,097
    Adjustments to reconcile net income to net
      cash provided by operations:
         Depreciation and amortization                              24,654,848        22,237,352         18,622,815
         Deferred income taxes                                       8,000,000         2,000,000          2,100,000
         Changes in assets and liabilities:
             Receivables                                               406,761          (246,828)          (692,259)
             Inventories                                            (5,094,290)       (3,588,777)         1,974,220
             Prepaid expenses                                       (4,762,984)          207,884            (34,317)
             Accounts payable                                       (3,670,607)        2,446,815         12,271,225
             Accrued expenses                                        1,315,863         1,047,621            258,124
             Income taxes payable                                   (1,544,909)        1,525,981           (307,118)
         Other, net                                                  1,899,966         1,013,324          1,972,387
                                                                  ------------      ------------       ------------
Net cash provided by operations                                     47,971,733        49,524,213         52,729,174
CASH FLOWS FROM INVESTING:
    Purchase of property and equipment                             (60,382,701)      (52,645,839)       (62,879,021)
    Purchase of investments                                        (17,294,466)       (2,006,930)        (7,179,357)
    Sale of investments                                              6,024,284        14,031,681         17,523,129
                                                                  ------------      ------------       ------------
Net cash used in investing activities                              (71,652,883)      (40,621,088)       (52,535,249)

CASH FLOWS FROM FINANCING:
    Proceeds from long-term debt                                    30,000,000         7,500,000        - - - - - -
    Payments of long-term debt                                      (8,533,332)       (5,317,525)        (3,791,599)
    Net activity of short-term debt                                  9,675,000        (7,150,000)         5,750,000
    Proceeds from exercise of stock options                          2,213,850           464,619            460,313
    Payment of cash dividends                                       (2,478,297)       (2,074,099)        (1,581,998)
                                                                  ------------      ------------       ------------
Net cash provided by (used in) financing activities                 30,877,221        (6,577,005)           836,716
                                                                  ------------      ------------       ------------
Net increase in cash and cash equivalents                            7,196,071         2,326,120          1,030,641
Cash and cash equivalents at beginning of year                       5,477,784         3,151,664          2,121,023
                                                                  ------------      ------------       ------------
Cash and cash equivalents at end of year                          $ 12,673,855     $   5,477,784       $  3,151,664

=====================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION


Cash paid during the year for:
    Interest (net of amount capitalized)                          $  5,770,509      $  5,768,870       $  7,730,310
    Income taxes                                                    14,523,271        10,601,473          9,034,500
Noncash investing and financing activities:
    Property and equipment acquired through capital
       lease obligations and installment purchases                 - - - - - -            13,592          3,264,221
    Conversion of Convertible Subordinated Debentures              - - - - - -       - - - - - -         34,991,321
=====================================================================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS - Casey's General Stores, Inc. (the Company) operates 983 convenience stores in 9 midwestern states. At April 30, 1996, the Company owned or leased 801 of these stores with 182 stores being owned or leased by franchisees. The stores are located primarily in smaller communities, most with populations of fewer than 5,000. Sales in 1996 were distributed as follows: gasoline - 58% and grocery - 41%. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its two wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS - Cash equivalents consist of money market funds. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVESTMENTS - Investments consist of treasury notes and tax-exempt revenue and municipal bonds. The investments are stated at cost plus accrued interest, which approximates market.

The Financial Accounting Standards Board (FASB) has issued Statement 115, "Accounting for Certain Investments in Debt and Equity Securities." In December 1995, the Company reclassified certain investments, with an amortized cost of $5,915,152, to available for sale as permitted by the implementation guide for SFAS 115. The financial statement impact was not material.

Maturities of debt securities classified as available for sale were as follows at April 30, 1996:

                     Due after 1 year through 5 years             $   805,917
                     Due after 5 years through 10 years             1,000,000
                     Due after 10 years                             3,347,252
                                                                  -----------
                                                                  $ 5,153,169
                                                                  ===========

INVENTORIES - Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market, which, as to merchandise in stores, is determined by the retail method. Cost is determined using the last-in, first-out (LIFO) method. Such inventory value is approximately $6,486,000 and $5,487,000 below replacement cost as of April 30, 1996 and 1995, respectively.

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

EARNINGS PER SHARE - Primary earnings per share is determined by dividing net income by the weighted average number of common shares and common equivalent shares, consisting of options to purchase common shares, outstanding during the year. Fully diluted earnings per share, prior to the 1994 conversion of the Convertible Subordinated Debentures (the Debentures), further assumed that the Debentures were converted to Common Stock at the beginning of the period and no interest expense was paid on the Debentures. The weighted average common and common equivalent shares outstanding on a primary basis were 26,238,152, 26,062,287 and 22,651,334 for 1996, 1995 and 1994, respectively, and on a fully diluted basis were 26,239,832, 26,125,087 and 26,017,828 for 1996, 1995 and 1994, respectively.

EXCISE TAXES - Excise taxes approximating $175,000,000, $151,000,000 and $121,000,000 collected from customers on retail gasoline sales are included in net sales for 1996, 1995 and 1994, respectively.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

LONG-TERM DEBT - The fair value of the Company's long-term debt, excluding capital lease obligations, is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt, excluding capital lease obligations, was approximately $84,000,000 and $61,000,000, respectively, at April 30, 1996 and 1995.



Long-term debt, at carrying value, consists of the following:
                                                                                              APRIL 30
                                                                                    ----------------------------
                                                                                        1996            1995
                                                                                    -----------      -----------
Capitalized lease obligations, discounted at rates of
     7.3% to 15.3%, due in various monthly installments
     through 2008 (Note 5)                                                          $ 7,699,760      $ 8,976,899

Mortgage notes payable due in various monthly installments
     through 2004 with interest at 6.8% to 9.5%                                      14,509,971       15,641,164

Unsecured notes payable to banks due in various monthly and
     quarterly installments through 1998 with variable rates of interest             11,468,750       14,593,750

7.70% Senior Notes due in 40 quarterly installments beginning in
     March 1995                                                                      26,250,000       29,250,000

7.38% Senior Notes due in 21 semi-annual installments beginning
     in December 2010                                                                30,000,000      - - - - - -
                                                                                    -----------      -----------
                                                                                     89,928,481       68,461,813
Less current maturities                                                               8,679,217        8,498,891
                                                                                    -----------      -----------
                                                                                    $81,249,264      $59,962,922
===================================================================================================================

Mortgage notes payable includes an $18,900,000 Secured Promisory Note, Mortgage and Security Agreement with a balance of $13,928,193 and $14,922,083 at April 30, 1996 and 1995, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments and is secured by property with a depreciated cost of approximately $15,200,000 at April 30, 1996.

Various debt agreements contain certain operating and financial covenants. Aggregate maturities of long-term debt, including capitalized lease obligations, during the four years commencing May 1, 1997 and thereafter are:


                        YEAR ENDING APRIL 30
                        --------------------

                                1998                 $ 13,992,625
                                1999                    5,620,183
                                2000                    5,340,430
                                2001                    5,491,224
                             Thereafter                50,804,802
                                                     ------------
                                                     $ 81,249,264
                                                     ============

Interest expense is net of interest income of $754,799, $213,480 and $1,146,486 for the years ended April 30, 1996, 1995 and 1994, respectively. Interest expense in the amount of $677,711, $559,500 and $418,600 was capitalized during the years ended April 30, 1996, 1995 and 1994, respectively.

At April 30, 1996 and 1995, notes payable to banks consisted of $27,000,000 in lines of credit with balances owed of $21,025,000 and $11,350,000, respectively. Within the notes payable to banks, $14,500,000 on a $15,000,000 line of credit is due on demand and $6,525,000 on a $12,000,000 line of credit is due December 31, 1996. The weighted average interest rate was 6.20% at April 30, 1996 and 6.87% at April 30, 1995.


3. PREFERRED AND COMMON STOCK

PREFERRED STOCK - The Company has 1,000,000 authorized shares of preferred stock, none of which have been issued.

COMMON STOCK - The Company currently has 60,000,000 authorized shares of Common Stock and is seeking shareholder approval to increase the number of authorized shares to 120,000,000.

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

STOCK OPTION PLAN - Under an incentive stock option plan, options can be granted to certain officers and key employees to purchase an aggregate of 2,280,000 shares of Common Stock at option prices not less than the fair market value (110% of fair market value as to holders of 10% or more of the Company's stock) at the date the options are granted. Options for 744,832 shares were available for grant at April 30, 1996 and options for 316,500 shares (which expire between 1997-2005) were outstanding as follows:

                                                               Price Range        Aggregate
                                                     Shares     Per Share        Exercise Price
                                                    -------    ------------     ---------------
Outstanding and exercisable at April 30, 1993       283,000    $  4.81-9.00      $    2,174,738
Granted in fiscal 1994                              220,000           10.25           2,255,000
Exercised in fiscal 1994                             61,000       4.81-7.69             460,313
Cancelled in fiscal 1994                             20,000      4.81-10.25             118,925
                                                    -------                      --------------
Outstanding and exercisable at April 30, 1994       422,000      4.81-10.25           3,850,500
Exercised in fiscal 1995                             46,700      4.81-10.25             464,619
Cancelled in fiscal 1995                              4,000           10.25              41,000
                                                    -------                      --------------
Outstanding and exercisable at April 30, 1995       371,300      4.81-10.25           3,344,881
Granted in fiscal 1996                              202,000     11.47-21.38           3,995,130
Exercised in fiscal 1996                            254,800      4.81-10.25           2,213,850
Cancelled in fiscal 1996                              2,000           10.25              20,500
                                                    -------                      --------------
Outstanding and exercisable at April 30, 1996       316,500    $ 4.81-21.38      $    5,105,661
                                                    =======                      ==============

4. INCOME TAXES

Income tax expense attributable to income from operations is comprised of the following components:


                                                                               YEAR ENDED APRIL 30
                                                        -----------------------------------------------------------------
                                                                 1996                    1995                     1994
                                                                 ----                    ----                     ----
Current tax expense:   Federal                          $     6,843,000       $       10,225,000        $       7,060,000
                       State                                  1,389,000                2,250,000                1,319,000
                                                          -------------         ----------------          ---------------
                                                              8,232,000               12,475,000                8,379,000
Deferred tax expense                                          8,000,000                2,000,000                2,100,000
                                                          -------------         ----------------          ---------------
Total income tax provision                              $    16,232,000       $       14,475,000        $      10,479,000

================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:



                                                                                       APRIL 30
                                                        --------------------------------------------------------------
                                                                1996                      1995                1994
                                                                ----                      ----                ----
Deferred tax assets:
    Accrued liabilities                                 $     3,125,000         $      5,604,000      $     2,317,000
    Alternative minimum tax credit carry forwards           - - - - - -                  140,000            1,500,000
    Other                                                       386,000                  594,000              383,000
                                                         --------------          ---------------       --------------
    Total gross deferred tax assets                           3,511,000                6,338,000            4,200,000
                                                         --------------          ---------------       --------------
Deferred tax liabilities:
    Excess of tax over book depreciation                    (33,009,000)             (27,909,000)         (23,771,000)
    Other                                                      (168,000)                 (95,000)             (95,000)
                                                         --------------          ---------------       --------------
    Total gross deferred liabilities                        (33,177,000)             (28,004,000)         (23,866,000)
                                                         --------------          ---------------       --------------
Net deferred tax liability                             $    (29,666,000)        $    (21,666,000)     $   (19,666,000)


The current deferred tax asset relates to accrued liabilities and is included with prepaid expenses. Also included in prepaid expenses are recoverable taxes of approximately $4,700,000 at April 30, 1996. Management believes that future operations will generate sufficient taxable income to realize the deferred tax assets.
================================================================================
Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted by applying the statutory U.S. federal income tax rates to income before income taxes for the following reasons:


                                                                                  YEAR ENDED APRIL 30
                                                              ----------------------------------------------------------
                                                                1996                      1995                   1994
                                                                ----                      ----                   ----
Income taxes at the statutory rates                            35.0%                     35.0%                   35.0%
State income taxes, net of federal tax benefit                  3.7                       4.6                     4.4
Other                                                          (1.0)                      (.9)                    (.7)
                                                               ----                      ----                    ----
                                                               37.7%                     38.7%                   38.7%

================================================================================

5. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and generally call for payment of property taxes, insurance and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

                                                                           ASSET BALANCES AT APRIL 30
                                                                   --------------------------------------
                                                                        1996                      1995
                                                                        ----                      ----
Real estate                                                       $   8,232,295            $    8,680,845
Equipment                                                             4,579,841                 4,772,077
                                                                  -------------            --------------
                                                                     12,812,136                13,452,922
Less accumulated amortization                                         6,559,445                 6,029,260
                                                                  -------------            --------------
                                                                  $   6,252,691            $    7,423,662

================================================================================

Future minimum payments under the capital leases and noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 1996:

      YEAR ENDING APRIL 30                                          CAPITAL LEASES           OPERATING LEASES
      --------------------                                          --------------           ----------------
             1997                                                 $   1,990,769           $       407,000
             1998                                                     1,902,305                   354,000
             1999                                                     1,624,416                   279,000
             2000                                                     1,123,358                   251,000
             2001                                                     1,040,558                   238,000
             Thereafter                                               2,673,251                 1,067,000
                                                                  -------------            --------------
    Total minimum lease payments                                     10,354,657            $    2,596,000
    Less amount representing interest                                 2,654,897            ==============
                                                                  -------------
    Present value of net minimum lease payments                   $   7,699,760

================================================================================
The total rent expense under operating leases was $788,000 in 1996, $820,000 in 1995 and $898,000 in 1994.


6.  BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN - The Company has an Employees' Stock Ownership Plan and Trust (Plan) which covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of Common Stock. The discretionary contribution is allocated to participants using a formula based on compensation. There was no Plan expense in the year ended April 30, 1996 and $600,000 and $550,000 of Plan expense for the years ended April 30, 1995 and 1994, respectively.

On April 30, 1996, the Company had 3,480 full-time employees and 4,863 part-time employees, of which approximately 3,200 were participants in the Plan. As of that same date, the Trustee under the Plan held 2,151,179 shares of Common Stock in trust for participants in the Plan and may distribute such shares to eligible participants upon death, disability, retirement or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

401(K) PLAN- The Company has a defined contribution 401(k) plan which covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $1,093,000, $514,000 and $406,000 for the years ended April 30, 1996, 1995 and 1994, respectively.

7. COMMITMENTS

In March 1992 the Company entered into five-year employment agreements with each of two officer-shareholders. The agreements provide that each officer-shareholder will receive compensation exclusive of bonuses at the rate of $250,000 per year or such amount as the Company and the officer mutually shall agree upon ($350,000 in fiscal 1996). These agreements also provide for certain payments in the case of death or disability of the officer-shareholder.

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

Management currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $1,000,000 in fiscal 1997 through December 23, 1998, to comply with existing regulations. The Company has accrued a liability at April 30, 1996 and 1995, respectively, of approximately $2,600,000 and $3,300,000 within other accrued expenses for estimated expenses related to corrective action or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations, or amendments to the existing regulations, could result in future revisions to such estimated expenditures.

LEGAL MATTERS-The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of all such matters is not expected to have a material effect on the financial position of the Company.

OTHER-At April 30, 1996, the Company is partially self-insured for workman's compensation claims, in all states except Iowa, Missouri and Kansas. The Company is also partially self-insured for general liability and auto liability under an agreement which provides for annual stop-loss limits equal to or exceeding approximately $1,320,000. Letters of credit approximating $1,400,000 were issued and outstanding at April 30, 1996, on the insurance company's behalf to facilitate this agreement. The Company is self-insured for Iowa, Missouri and Kansas workman's compensation claims at April 30, 1996. Approximately $1,800,000 of investments are in escrow as required by these states. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 1996 and 1995, the Company has accrued $4,500,000 within other accrued expenses for estimated claims relating to self insurance.

INDEPENDENT AUDITORS' REPORT




TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
CASEY'S GENERAL STORES, INC.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 1996 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP
DES MOINES, IOWA
JUNE 18, 1996

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

The following tables set forth, for the periods indicated, the Company's net sales and gross profits according to its major revenue categories, and average sales and earnings information for Company and Franchised Stores:

COMPANY NET SALES AND GROSS PROFITS


                                                                           YEARS ENDED APRIL 30
                                                       ---------------------------------------------------------
                                                            1996                    1995                 1994
                                                       --------------           -------------       ------------
NET SALES (1):
    RETAIL SALES:
         Grocery and general merchandise               $ 346,426,722            $ 316,444,290      $ 281,235,753
         Gasoline                                        531,414,819              455,310,780        377,807,750
                                                       -------------            -------------       ------------
                                                         877,841,541              771,755,070        659,043,503
                                                       ==============           =============       ============

    WHOLESALE SALES:
         Grocery and general merchandise                  40,605,430               39,342,692         37,678,157
         Gasoline                                         25,625,213               25,617,280         24,530,239
                                                       -------------            -------------       ------------
                                                          66,230,643               64,959,972         62,208,396
                                                       ==============           =============       ============
GROSS PROFITS (2):
    RETAIL SALES:
         Grocery and general merchandise                 139,799,317              128,858,300        109,812,153
         Gasoline                                         56,446,450               42,597,553         38,045,217
                                                       -------------            -------------       ------------
                                                         196,245,767              171,455,853        147,857,370
                                                       ==============           =============       ============

    WHOLESALE SALES:
         Grocery and general merchandise                   1,581,173                1,621,928          1,282,100
         Gasoline                                            844,339                  843,679            467,224
                                                       -------------            -------------       ------------
                                                           2,425,512                2,465,607          1,749,324
                                                       ==============           =============       ============


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

INDIVIDUAL STORE INFORMATION (3)


                                                                             YEARS ENDED APRIL 30
                                                        --------------------------------------------------------------

                                                             1996                      1995                    1994
                                                        ------------              ------------            ------------
COMPANY STORES:
     Average retail sales                               $  1,143,340              $  1,080,553            $  1,006,420
     Average retail sales of grocery and
         general merchandise                                 454,422                   448,060                 433,256
     Average gross profit on grocery and
         general merchandise                                 174,387                   169,216                 160,476
     Average retail sales of gasoline                        688,918                   632,493                 573,165
     Average number of gallons sold                          637,904                   596,684                 570,253
     Average gross profit on gasoline (4)                     73,920                    68,093                  61,641
     Average operating income (5)                             83,763                    80,556                  73,553
FRANCHISED STORES:
     Average franchise revenue (6)                            29,454                    28,487                  27,215



(1) Net sales excludes franchise revenue and charges to franchisees for certain maintenance, transportation and construction services provided by the Company.

(2) Gross profits represent net sales less costs of goods sold.

(3) Includes only those stores that had been in operation for at least one full year prior to April 30 of the fiscal year indicated.

(4) Retail gasoline profit margins have a substantial impact on the Company's net income. Profit margins on gasoline sales can be adversely affected by factors beyond the control of the Company, including over-supply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on the Company's earnings.

(5) Represents retail sales less cost of goods sold, including cost of merchandise, financing costs and operating expenses attributable to a particular store, but excluding federal and state income taxes, operating expenses of the Company not attributable to a particular store, and payments by the Company to its benefit plans.

(6) Includes a royalty fee equal to 3% of gross receipts derived from store sales of non-gasoline items, a royalty fee of $.018 per gallon on gasoline sales and sign and facade rental fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


FISCAL 1996 COMPARED TO FISCAL 1995

Net sales for fiscal 1996 increased by $105,921,000 (12.5%) over fiscal 1995. Retail gasoline sales increased by $76,104,000 (16.7%) as the number of gallons sold increased by 62,725,000 (14.6%). During fiscal 1996, retail sales of grocery and general merchandise increased by $29,982,000 (9.5%) due to the net addition of 60 new Company Stores and a greater number of stores in operation for at least three years.

Cost of goods sold as a percentage of net sales was 78.4% for fiscal 1996 compared to 78.5% for the prior year. This result occurred because the gross profit margin on retail gasoline sales increased.

Operating expenses as a percentage of net sales were 14.5% for both fiscal 1996 and fiscal 1995.

Average operating income per Company Store increased by $3,207 (4.0%) primarily as the result of increases in the average sales of gasoline and grocery and general merchandise.

Net income increased by $3,886,000 (17.0%). The increase in net income was attributable primarily to increases in retail sales and an increased number of stores in operation at least three years.

The Financial Accounting Standards Board (FASB) has issued Statement 115, "Accounting for Certain Investments in Debt and Equity Securities." In December 1995, the Company reclassified certain investments, with an amortized cost of $5,915,152, to available for sale as permitted by the implementation guide for SFAS 115. The financial statement impact was not material.

The FASB has also issued Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Statement 121, effective for fiscal years beginning after December 15, 1995, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has not yet determined the impact of Statement 121, but it is not expected to be material to its financial statements. The Company expects to adopt the Statement on a prospective basis in the first quarter of fiscal 1996.

The FASB has also issued Statement 123, "Accounting for Stock-Based Compensation." Statement 123, effective for fiscal years beginning after December 15, 1995, defines a fair value based method of accounting for stock options or similar equity instruments. The Company has elected under the statement to continue the present accounting method and will make the pro forma disclosures required. The Company has not yet completed its analysis of the effect of this statement on pro forma disclosures which will be included in the April 30, 1997 financial statements.


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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash and cash provided by operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by the relatively rapid turnover of inventory. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 1996, the Company's ratio of current assets to current liabilities was .84 to 1. Management believes that the Company's current $27,000,000 bank lines of credit (aggregate amount), together with cash flow from operations, will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations decreased $1,552,480 (3.1%) during the year ended April 30, 1996, primarily as a result of increased levels of inventories and a decrease in accounts payable. Cash flows used in investing increased during fiscal 1996, primarily because of the increased capital expenditures. During fiscal 1996, the Company expended approximately $60,000,000 for property and equipment, primarily for the construction and remodeling of Company Stores. The Company anticipates expending approximately $65,000,000 in fiscal 1997 for construction, acquisition and remodeling of Company Stores, primarily from funds generated by operations, existing cash and short-term investments.

As of April 30, 1996, the Company had long-term debt of $81,249,000, consisting of $23,250,000 of 7.70% Senior Notes, $30,000,000 of 7.38% Senior Notes,
$13,263,000 of mortgage notes payable, $8,344,000 of unsecured notes payable and $6,392,000 of capital lease obligations.

Interest on the 7.70% Senior Notes is payable on the 15th day of each month. Principal of the 7.70% Senior Notes matures in forty quarterly installments beginning March 15, 1995. The Company may prepay the 7.70% Senior Notes in whole or in part at any time in an amount of not less than $1,000,000 or integral multiples of $100,000 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated as of February 1, 1993 between the Company and the purchasers of the 7.70% Senior Notes.

Interest on the 7.38% Senior Notes is payable on the 28th day of each June and December. Principal of the 7.38% Senior Notes matures in twenty-one semi-annual installments beginning December 28, 2010. The Company may prepay the 7.38% Senior Notes in whole or in part at any time in an amount of not less than $1,000,000 or integral multiples of $100,000 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated as of December 1, 1995 between the Company and the purchaser of the 7.38% Senior Notes.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

LIQUIDITY AND CAPITAL RESOURCES - CONTINUED

ENVIRONMENTAL COMPLIANCE - The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new Company Stores have been equipped with non-corroding fiberglass USTs, including many with double-wall construction, over-fill protection and electronic tank monitoring, and the Company has an active inspection and renovation program with respect to its older USTs. The Company currently has 1,683 USTs of which 1,311 are fiberglass and 372 are steel. Management of the Company believes that its existing gasoline procedures and planned capital expenditures will continue to keep the Company in substantial compliance with all current federal and state UST regulations.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. These programs, other than the state of Iowa, generally are in the early stages of operation and the extent of available coverage or reimbursement under such programs for costs incurred by the Company is not fully known at this time. In each of the years ended April 30, 1996 and 1995, the Company spent approximately $718,000 and $2,137,000, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs and as of June 30, 1996, approximately $3,900,000 has been received from such programs. The Company has accrued a liability at April 30, 1996, of approximately $2,600,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

Management of the Company currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $1,000,000 in fiscal 1997 through December 23, 1998, in order to comply with the existing UST regulations. Additional regulations, or amendments to the existing UST regulations, could result in future revisions to such estimated expenditures.

SEASONALITY OF SALES - Sales at Casey's General Stores historically have been strongest during the Company's first and second fiscal quarters and have become progressively weaker during its third and fourth quarters. In the warmer months of the year (which comprise the Company's first two fiscal quarters), customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks and ice. Difficult weather conditions in any quarter, however, may affect sales of Company stores in specific regions and have an adverse impact on net income for that period.

INFLATION - The Company has generally been able to pass along inflationary increases in its costs through increased sales prices of products sold, except in those instances where doing so would have had a material adverse impact on the Company's ability to compete. Accordingly, management believes that inflation has not had a material impact upon the operating results of the Company.

MINIMUM WAGE LEGISLATION - Recent congressional action to increase the federal minimum wage may have a significant impact on the Company's operating results, particularly in the near term, to the extent the forthcoming increase in labor expenses cannot be passed along to customers through price increases. Although the Company has in the past been able to, and will continue to attempt to, pass along increases in operating costs through price increases, there can be no assurance that all of the expected increases in labor costs can be reflected in prices, or that price increases will be absorbed by customers without diminishing customer spending at Company stores.

SELECTED FINANCIAL DATA



STATEMENT OF INCOME DATA
(amounts in thousands, except per share data)                              YEARS ENDED APRIL 30
                                              -------------------------------------------------------------------------
                                                  1996            1995            1994            1993           1992
                                                  ----            ----            ----            ----           ----

Net sales                                    $   954,764      $  848,843     $   731,206       $ 673,697      $ 606,585
Franchise revenue                                  5,384           5,269           5,121           4,898          4,991
                                             -----------      ----------     -----------       ---------      ---------
                                                 960,148         854,112         736,327         678,595        611,576
Cost of goods sold                               748,183         665,925         574,144         533,535        480,357
Operating expenses                               138,581         123,004         110,083         102,379         94,209
Depreciation and amortization                     24,655          22,237          18,623          15,943         13,704
Interest, net                                      5,730           5,590           6,434           5,249          4,808
                                             -----------      ----------     -----------       ---------      ---------
Income before income taxes                        42,999          37,356          27,043          21,489         18,498
Provision for income taxes                        16,232          14,475          10,479           8,166          6,984
                                             -----------      ----------     -----------       ---------      ---------
Net income                                   $    26,767      $   22,881      $   16,564       $  13,323      $  11,514

========================================================================================================================

*Per share - primary:
Net income                                     $    1.02       $     .88        $    .73       $     .60       $    .52

========================================================================================================================




*Weighted average number of common
    and common equivalent shares
    outstanding - primary                         26,238          26,062          22,651          22,193         22,096

*Dividends paid per common share                 $  .095       $     .08      $   .07125         $   .06          .0575


*All share and per share data have been restated to reflect a two-for-one stock split effective February 16, 1994.
- --------------------------------------------------------------------------------



BALANCE SHEET DATA
(amounts in thousands)                                                        AS OF APRIL 30
                                             -------------------------------------------------------------------------
                                                  1996             1995            1994            1993           1992
                                                  ----             ----            ----            ----           ----
Current assets                               $    70,011     $    43,191     $    41,369      $   46,513     $   33,011
Total assets                                     404,835         345,159         318,238         280,777        219,476
Current liabilities                               82,927          76,971          75,453          55,456         46,593
Long-term debt                                    81,249          59,963          61,415          98,956         61,433
Shareholders' equity                             206,175         179,672         158,410         107,976         95,854