Form 10-K405, Exhibit 13
period 1997-04-30
CASEYS GENERAL STORES INC
filed 1997-07-29
CIK 726958

                                                                EXHIBIT 13

FINANCIAL SECTION - 1997

CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS





                                                                                    April 30
                                                                            ------------------------
ASSETS                                                                         1997          1996
                                                                            -----------    ----------
Current assets:
   Cash and cash equivalents                                                $  3,097,741  $ 12,673,855
   Short-term investments                                                      6,898,294    13,953,926
   Receivables                                                                 2,701,740     2,679,967
   Inventories (Note 1)                                                       36,522,960    32,437,323
   Prepaid expenses (Note 4)                                                   5,452,646     8,266,308
                                                                            ------------   -----------
Total current assets                                                          54,673,381    70,011,379
------------------------------------------------------------------------------------------------------
Long-term investments (Note 1)                                                 3,561,865     5,153,169
Other assets, net of amortization                                              1,341,062     1,356,643
Property and equipment, at cost: (Note 2)
     Land                                                                     58,904,564    49,142,635
     Buildings and leasehold improvements                                    202,733,843   175,343,291
     Machinery and equipment                                                 251,115,290   223,625,219
     Leasehold interest in property and equipment (Note 5)                    12,812,136    12,812,136
                                                                            ------------   -----------
                                                                             525,565,833   460,923,281
     Less accumulated depreciation and amortization                          158,097,550   132,609,514
                                                                            ------------   -----------
Net property and equipment                                                   367,468,283   328,313,767
                                                                            ------------   -----------
                                                                            $427,044,591  $404,834,958
======================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Notes payable to banks (Note 2)                                         $ 2,800,000   $21,025,000
     Current maturities of long-term debt (Note 2)                            11,795,806     8,679,217
     Accounts payable                                                         37,207,819    36,190,236
     Accrued expenses:  Salaries and wages                                     3,082,704     3,056,506
                        Other (Note 8)                                        14,466,526    13,975,769
     Income taxes payable                                                      4,433,626   - - - - - -
                                                                            ------------   -----------
Total current liabilities                                                     73,786,481    82,926,728
------------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities (Note 2)                            79,685,011    81,249,264
Deferred income taxes (Note 4)                                                39,579,000    32,791,000
Deferred compensation (Note 7)                                                 2,102,642     1,693,288
                                                                            ------------   -----------
Total liabilities                                                            195,153,134   198,660,280

Shareholders' equity (Note 3)
     Capital stock:   Preferred stock, no par value, none issued             - - - - - -   - - - - - -
                      Common Stock, no par value,  26,241,206 and
                      26,221,706 shares issued and outstanding
                      at April 30, 1997 and 1996, respectively                64,886,032    63,556,842
     Retained earnings                                                       167,005,425   142,617,836
                                                                            ------------   -----------
Total shareholders' equity                                                   231,891,457   206,174,678
                                                                            ------------  ------------
                                                                            $427,044,591  $404,834,958

Commitments and contingencies (Notes 5, 7 and 8)
======================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME




                                                            YEARS ENDED APRIL 30
                                                 ------------------------------------------
                                                      1997           1996          1995
                                                 --------------  ------------  ------------
Net sales                                        $1,109,002,373  $954,764,056  $848,842,757
Franchise revenue                                     5,206,155     5,384,424     5,269,105
                                                 --------------  ------------  ------------
                                                  1,114,208,528   960,148,480   854,111,862

Cost of goods sold                                  886,349,155   748,183,597   665,924,372
Operating expenses                                  151,774,372   138,581,190   123,004,153
Depreciation and amortization                        26,883,359    24,654,848    22,237,352
Interest, net (Note 2)                                5,989,617     5,729,760     5,590,144
                                                 --------------  ------------  ------------
                                                  1,070,996,503   917,149,395   816,756,021

Income before income taxes                           43,212,025    42,999,085    37,355,841
Provision for  income taxes (Note 4)                 16,202,000    16,232,000    14,475,000
                                                 --------------  ------------  ------------
Net income                                          $27,010,025   $26,767,085   $22,880,841
===========================================================================================
Earnings per common and common
   equivalent share (Note 3)                     $        1.03         $1.02          $.88
===========================================================================================


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             COMMON               RETAINED
                                                              STOCK               EARNINGS           TOTAL
                                                          -------------         ------------      ------------
Balance April 30, 1994                                     $ 60,887,327         $ 97,522,306       $158,409,633
Net income                                                  - - - - - -           22,880,841         22,880,841
Payment of dividends (8 cents per share)                    - - - - - -           (2,074,099)        (2,074,099)
Proceeds from exercise of stock options (46,700 shares)         464,619           - - - - - -           464,619
Retirement of shares from Employees' Stock
   Ownership Plan and Trust (814 shares)                         (8,954)          - - - - - -            (8,954)
                                                           -------------        -------------      ------------
Balance April 30, 1995                                       61,342,992           118,329,048       179,672,040
Net income                                                  - - - - - -            26,767,085        26,767,085
Payment of dividends (9 1/2 cents per share)                - - - - - -            (2,478,297)       (2,478,297)
Proceeds from exercise of stock options (254,800 shares)      2,213,850           - - - - - -         2,213,850
                                                           -------------        -------------      ------------
Balance April 30, 1996                                       63,556,842           142,617,836       206,174,678
Net income                                                  - - - - - -            27,010,025        27,010,025
Payment of dividends (10 cents per share)                   - - - - - -            (2,622,436)       (2,622,436)
Proceeds from exercise of stock options (19,500 shares)         204,190           - - - - - -           204,190
Tax benefits related to nonqualified stock options            1,125,000           - - - - - -         1,125,000
                                                           -------------        -------------      ------------
Balance April 30, 1997                                     $ 64,886,032          $167,005,425      $231,891,457
===============================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEARS ENDED APRIL 30
                                         --------------------------------------
                                              1997          1996        1995
                                         ------------ ------------ ------------
CASH FLOWS FROM OPERATIONS:
   Net income                            $ 27,010,025 $ 26,767,085 $ 22,880,841
   Adjustments to reconcile net income
     to net cash provided by operations:
        Depreciation and amortization      26,883,359   24,654,848   22,237,352
        Deferred income taxes               6,600,000    8,000,000    2,000,000
        Changes in assets and liabilities:
            Receivables                       (21,773)     406,761     (246,828)
            Inventories                    (4,085,637)  (5,094,290)  (3,588,777)
            Prepaid expenses                3,001,662   (4,762,984)     207,884
            Accounts payable                1,017,583   (3,670,607)   2,446,815
            Accrued expenses                  516,955    1,315,863    1,047,621
            Income taxes payable            5,558,626   (1,544,909)   1,525,981
        Other, net                          1,220,804    1,899,966    1,013,324
                                         ------------ ------------ ------------
Net cash provided by operations            67,701,604   47,971,733   49,524,213

CASH FLOWS FROM INVESTING:
   Purchase of property and equipment     (66,722,419) (60,382,701) (52,645,839)
   Purchase of investments                (11,757,051) (17,294,466)  (2,006,930)
   Sale of investments                     20,292,662    6,024,284   14,031,681
                                         ------------ ------------ ------------
Net cash used in investing activities     (58,186,808) (71,652,883) (40,621,088)
CASH FLOWS FROM FINANCING:
   Proceeds from long-term debt            15,000,000   30,000,000    7,500,000
   Payments of long-term debt             (13,447,664)  (8,533,332)  (5,317,525)
   Net activity of short-term debt        (18,225,000)   9,675,000   (7,150,000)
   Proceeds from exercise of
     stock options                            204,190    2,213,850      464,619
   Payment of cash dividends               (2,622,436)  (2,478,297)  (2,074,099)
                                         ------------ ------------ ------------
Net cash (used in) provided by
     financing activities                 (19,090,910)  30,877,221   (6,577,005)
                                         ------------ ------------ ------------
Net (decrease) increase in cash
     and cash equivalents                  (9,576,114)   7,196,071    2,326,120
Cash and cash equivalents at
     beginning of year                     12,673,855    5,477,784    3,151,664
                                         ------------ ------------ ------------
Cash and cash equivalents at
     end of year                         $  3,097,741 $ 12,673,855 $  5,477,784
===============================================================================



SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid during the year for:
   Interest (net of amount
     capitalized)                        $  7,102,448 $  5,770,509 $  5,768,870
   Income taxes                             1,043,374   14,523,271   10,601,473
Noncash investing and financing activities:
   Property and equipment acquired
     through capital lease obligations      - - - - -    - - - - -       13,592
   Increase in Common Stock and decrease
     in income taxes payable due to
     tax benefits related to nonqualified
     stock options                          1,125,000    - - - - -    - - - - -

===============================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS - Casey's General Stores, Inc. and Subsidiaries (the Company) operates 1042 convenience stores in 9 midwestern states. At April 30, 1997, the Company owned or leased 878 of these stores with 164 stores being owned or leased by franchisees. The stores are located primarily in smaller communities, most with populations of fewer than 5,000. Sales in 1997 were distributed as follows: gasoline - 61% and grocery and other - 39%. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

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

CASH EQUIVALENTS - Cash equivalents consist of money market funds. The Company considers all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents.

INVESTMENTS - Investments consist of treasury notes and tax-exempt revenue and municipal bonds. The investments are stated at cost plus accrued interest, which approximates market.

Long-term investments are classified as available for sale and maturities were as follows at April 30, 1997:

          Due after 1 year through 5 years           $  265,965
          Due after 5 years through 10 years          1,000,000
          Due after 10 years                          2,295,900
                                                     ----------
                                                     $3,561,865
                                                     ==========

INVENTORIES - Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market, which, as to merchandise in stores, is determined by the retail method. Cost is determined using the last-in, first-out (LIFO) method. Such inventory value is approximately $6,588,000 and $6,486,000 below replacement cost as of April 30, 1997 and 1996, respectively.

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


EARNINGS PER SHARE - Earnings per share are determined by dividing net income by the weighted average number of common shares and common equivalent shares, consisting of options to purchase common shares, outstanding during the year. The weighted average common and common equivalent shares outstanding were 26,283,110, 26,238,152 and 26,062,287 for 1997, 1996 and 1995, respectively.

EXCISE TAXES - Excise taxes approximating $196,000,000, $175,000,000 and $151,000,000 collected from customers on retail gasoline sales are included in net sales for 1997, 1996 and 1995, respectively.

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

STOCK OPTION PLAN - Prior to May 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On May 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF - The Company adopted the provisions of SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on May 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

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

LONG-TERM DEBT - The fair value of the Company's long-term debt, excluding capital lease obligations, is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt, excluding capital lease obligations, was approximately $86,000,000 and $84,000,000, respectively, at April 30, 1997 and 1996.

Interest expense is net of interest income of $1,200,990, $754,799 and $213,480 for the years ended April 30, 1997, 1996 and 1995, respectively. Interest expense in the amount of $717,088, $677,711 and $559,500 was capitalized during the years ended April 30, 1997, 1996 and 1995, respectively.

At April 30, 1997 and 1996, notes payable to banks consisted of $27,000,000 in lines of credit with balances owed of $2,800,000 and $21,025,000, respectively. Within the notes payable to banks, $2,100,000 on a $15,000,000 line of credit is due on demand and $700,000 on a $12,000,000 line of credit is due December 31, 1997. The weighted average interest rate was 6.24% at April 30, 1997 and 6.20% at April 30, 1996.



Long-term debt, at carrying value, consists of
the following:                                                   April
                                                       ------------------------
                                                           1997         1996
                                                       -----------  -----------
Capitalized lease obligations, discounted at rates of
   7.3% to 15.3%, due in various monthly installments
   through 2008 (Note 5)                               $ 6,309,274  $ 7,699,760

Mortgage notes payable due in various monthly
   installments through 2004 with interest at
   7.8% to 9.5%                                         13,265,293   14,509,971

Unsecured notes payable to banks due in various
   monthly and quarterly installments through
   2000 with variable rates of interest                 18,656,250   11,468,750

7.70% Senior Notes due in 40 quarterly
   installments beginning in March 1995                 23,250,000   26,250,000

7.38% Senior Notes due in 21 semi-annual
   installments beginning in December 2010              30,000,000   30,000,000
                                                       -----------  -----------
                                                        91,480,817   89,928,481
Less current maturities                                 11,795,806    8,679,217
                                                       -----------  -----------
                                                       $79,685,011  $81,249,264
===============================================================================

Mortgage notes payable includes a Secured Promissory Note, Mortgage and Security Agreement with a balance of $12,836,529 and $13,928,193 at April 30, 1997 and 1996, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments and is secured by property with a depreciated cost of approximately $14,500,000 at April 30, 1997.

Various debt agreements contain certain operating and financial covenants. Aggregate maturities of long-term debt, including capitalized lease obligations, during the four years commencing May 1, 1998 and thereafter are:


           YEAR ENDING APRIL 30
           --------------------
                  1999                         $ 8,106,790
                  2000                          15,325,332
                  2001                           5,474,202
                  2002                           5,460,426
               Thereafter                       45,318,261
                                               -----------
                                               $79,685,011
                                               ===========


3. PREFERRED AND COMMON STOCK

PREFERRED STOCK - The Company has 1,000,000 authorized shares of preferred stock, none of which have been issued.

COMMON STOCK - The Company currently has 120,000,000 authorized shares of Common Stock.

COMMON SHARE PURCHASE RIGHTS - On June 14, 1989, the Board of Directors adopted a Shareholder Rights Plan (Rights Plan). In connection with the adoption of the Rights Plan, the Board of Directors declared a dividend distribution of one Common Share Purchase Right for each share of Common Stock held at the close of business on June 14, 1989. The Rights become exercisable 10 days following a public announcement that 20% or more of the CompanyOs Common Stock has been acquired or such an intent to acquire has become apparent. The Rights will expire on the earlier of June 14, 1999 or redemption by the Company. Certain terms of the Rights are subject to adjustment to prevent dilution. Further description and terms of the Rights are set forth in the Rights Agreement between the Company and UMB Bank, n.a. as Rights Agent.

STOCK OPTION PLAN - Under an incentive stock option plan, options can be granted to certain officers and key employees to purchase an aggregate of 2,280,000 shares of Common Stock at option prices not less than the fair market value of the stock (110% of fair market value as to holders of 10% or more of the CompanyOs stock) at the date the options are granted. Options for 690,832 shares were available for grant at April 30, 1997 and options for 339,500 shares (which expire between 1999-2006) were outstanding. The per share weighted-average fair value of the stock options granted during 1997 and 1996 was $7.11 and $8.60, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1997 - expected dividend yield .53%, risk-free interest rate of 5.2%, and an expected life of 7.5 years; 1996 - expected dividend yield .46%, risk-free interest rate of 5.5%, and an expected life of 7.5 years.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amount indicated below:


                                                    1997             1996
                                                 -----------     -----------
Net income                As reported           $ 27,010,025     $ 26,767,085
                          Pro forma               26,581,103       26,023,331

Earnings per share        As reported           $      1.03      $       1.02
                          Pro forma                    1.01               .99



Pro forma net income reflects only options granted in the years ended April 30, 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the optionsO vesting period of ten years and compensation cost for options granted prior to May 1, 1995 is not considered.

Stock option activity during the periods indicated is as follows:


                                                Number of      Weighted-Average
                                                 Shares          Exercise Price
Balance at April 30, 1994                        422,000           $   9.12
       Exercised                                 (46,700)              9.95
       Forfeited                                  (4,000)             10.25
                                               ---------           --------

Balance at April 30, 1995                        371,300               9.01
       Granted                                   202,000              19.78
       Exercised                                (254,800)              8.69
       Forfeited                                  (2,000)             10.25
                                               ---------           --------

Balance at April 30, 1996                        316,500              16.13
       Granted                                    54,000              18.13
       Exercised                                 (19,500)             10.47
       Forfeited                                 (11,500)             20.50
                                               ---------           --------

Balance at April 30, 1997                        339,500           $  16.63
                                               =========           ========



At April 30, 1997, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $4.81-$21.38 and 7.73 years, respectively. The number of shares and weighted-average remaining contractual life of the options by range of applicable exercised prices at April 30, 1997 is as follows:



       Range of                   Number               Weighted-Average              Weighted-Average Remaining
    Exercise Prices             of Shares               Exercise Price                Contractual Life (Years)
   ----------------            ----------              ---------------               -------------------------

  $   4.81   -    7.69            21,500                   $  7.65                              4.40
  $  10.29   -   13.59            93,500                     10.50                              6.50
  $  17.88   -   21.38           224,500                     20.05                              8.54
                                --------                   ========                            ======
                                 339,500
                                ========



4. INCOME TAXES

Income tax expense attributable to income from operations is comprised of the following components:

                                                                                     YEAR ENDED APRIL 30
                                                                    -----------------------------------------------------
                                                                         1997                1996                1995
                                                                    -------------       -------------       -------------
Current tax expense:        Federal                                  $ 8,687,000         $ 6,843,000         $10,225,000
                            State                                        915,000           1,389,000           2,250,000
                                                                    -------------       -------------       -------------
                                                                       9,602,000           8,232,000          12,475,000
Deferred tax expense                                                   6,600,000           8,000,000           2,000,000
                                                                    -------------       -------------       -------------
Total income tax provision                                           $16,202,000         $16,232,000         $14,475,000


===============================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                                         APRIL 30
                                                                 --------------------------------------------------------
                                                                          1997               1996                1995
                                                                   --------------       -------------     ---------------
Deferred tax assets:
    Accrued liabilities                                            $   3,313,000        $  3,125,000      $    5,604,000
    Deferred compensation                                                841,000             639,000             512,000
    Other                                                                511,000             241,000             222,000
                                                                   --------------       -------------     ---------------
    Total gross deferred tax assets                                    4,665,000           4,005,000           6,338,000
                                                                   --------------       -------------     ---------------
Deferred tax liabilities:
    Excess of tax over book depreciation                            (40,029,000)         (33,009,000)       (27,909,000)
    Other                                                              (902,000)            (662,000)           (95,000)
                                                                   --------------       -------------     ---------------
    Total gross deferred liabilities                                (40,931,000)         (33,671,000)       (28,004,000)
                                                                   --------------       -------------     ---------------
Net deferred tax liability                                         $(36,266,000)        $(29,666,000)     $ (21,666,000)


================================================================================
The deferred tax asset relating to accrued liabilities is a current asset and is included with prepaid expenses. At April 30, 1996, prepaid expenses also included approximately $4,700,000 of recoverable taxes. Management believes that future operations will generate sufficient taxable income to realize the deferred tax assets.
================================================================================
Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted by applying the statutory U.S. federal income tax rates to income before income taxes for the following reasons:


                                                                                      YEAR ENDED APRIL 30
                                                                    -----------------------------------------------------
                                                                      1997                     1996                1995
                                                                    ----------             -----------          ----------
Income taxes at the statutory rates                                    35.0%                  35.0%                35.0%
State income taxes, net of federal tax benefit                          2.7                    3.7                  4.6
Other                                                                   (.2)                  (1.0)                 (.9)
                                                                    ----------             -----------          ----------
                                                                       37.5%                  37.7%                38.7%



5. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and generally call for payment of property taxes, insurance and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:


                                                ASSET BALANCES AT APRIL 30
                                                --------------------------
                                                    1997           1996
                                                -----------     ----------
Real estate                                     $ 8,232,295    $ 8,232,295
Equipment                                         4,579,841      4,579,841
                                                -----------    -----------
                                                 12,812,136     12,812,136
Less accumulated amortization                     7,686,647      6,559,445
                                                -----------    -----------
                                                $ 5,125,489    $ 6,252,691

===============================================================================

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 1997:


 YEAR ENDING APRIL 30                          CAPITAL LEASES  OPERATING LEASES
---------------------                          --------------  ----------------
       1998                                      $1,902,305     $  354,000
       1999                                       1,624,416        279,000
       2000                                       1,123,358        251,000
       2001                                       1,040,558        209,000
       2002                                         906,806        187,000
       Thereafter                                 1,766,445        923,000
                                                 ----------     ----------
 Total minimum lease payments                     8,363,888     $2,203,000
                                                                ==========
 Less amount representing interest                2,054,614
                                                 ----------
 Present value of net minimum lease payments     $6,309,274

===============================================================================

The total rent expense under operating leases was $804,000 in 1997, $788,000 in 1996 and $820,000 in 1995.

6.  BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN - The Company has an Employees' Stock Ownership Plan and Trust (Plan) which covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of Common Stock. The discretionary contribution is allocated to participants using a formula based on compensation. There was no Plan expense in the years ended April 30, 1997 and 1996 and there was $600,000 of Plan expense for the year ended April 30, 1995.

On April 30, 1997, the Company had 3,728 full-time employees and 5,813 part-time employees, of which approximately 3,700 were participants in the Plan. As of that same date, the Trustee under the Plan held 2,077,094 shares of Common Stock in trust for participants in the Plan and may distribute such shares to eligible participants upon death, disability, retirement or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

401(K) PLAN- The Company has a defined contribution 401(k) plan which covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $1,184,000, $1,093,000 and $514,000 for the years ended April 30, 1997, 1996 and 1995, respectively.

7. COMMITMENTS

The Company has entered into employment agreements with four officer-shareholders. The agreements provide that the four officer shareholders will receive aggregate base compensation of $980,000 per year exclusive of bonuses. These agreements also provide for certain payments in the case of death or disability of the officer-shareholders.

Each agreement further provides for the voluntary retirement of the officer-shareholders. Certain provisions of the employment agreements provide for the Company to pay annual retirement benefits, depending on retirement dates, up to one-half of the base compensation until death of the officer-shareholder. If death occurs within 20 years of retirement, the benefits become payable to the officer-shareholder's spouse for the shorter of the period until the spouse's death or a period not to exceed 20 years from the date of the officer-shareholder's retirement. The Company is accruing for the deferred compensation over the expected term of employment.

8. CONTINGENCIES

ENVIRONMENTAL COMPLIANCE-The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $1,000,000 through December 23, 1998, to comply with existing regulations. The Company has accrued a liability at April 30, 1997 and 1996, respectively, of approximately $1,600,000 and $2,600,000 within other accrued expenses for estimated expenses related to corrective action or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations, or amendments to the existing regulations, could result in future revisions to such estimated expenditures.

LEGAL MATTERS-The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of all such matters is not expected to have a material effect on the financial position of the Company.

OTHER-At April 30, 1997, the Company is partially self-insured for workman's compensation claims, in all states except Iowa, Missouri and Kansas. The Company is also partially self-insured for general liability and auto liability under an agreement which provides for annual stop-loss limits equal to or exceeding approximately $1,100,000. Letters of credit approximating $2,400,000 were issued and outstanding at April 30, 1997, on the insurance company's behalf to facilitate this agreement. The Company is self-insured for Iowa, Missouri and Kansas workman's compensation claims at April 30, 1997. Approximately $1,850,000 of investments are in escrow as required by these states. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 1997 and 1996, the Company has accrued $5,500,000 and $4,500,000, respectively, within other accrued expenses for estimated claims relating to self insurance.

INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
CASEY'S GENERAL STORES, INC.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 1997 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP


DES MOINES, IOWA
JUNE 17, 1997

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

The following tables set forth, for the periods indicated, the Company's net sales and gross profits according to its major revenue categories, and average sales and earnings information for Company and Franchised Stores:


COMPANY NET SALES AND GROSS PROFITS


                                                  YEARS ENDED APRIL 30
                                     -----------------------------------------
                                          1997           1996          1995
                                     --------------  ------------  ------------
NET SALES (1):
   RETAIL SALES:
     Grocery and general merchandise $  386,656,356  $346,426,722  $316,444,290
     Gasoline                           643,005,485   531,414,819   455,310,780
                                     --------------  ------------  ------------
                                      1,029,661,841   877,841,541   771,755,070
                                     ==============  ============  ============

   WHOLESALE SALES:
     Grocery and general merchandise     39,778,203    40,605,430    39,342,692
     Gasoline                            28,007,405    25,625,213    25,617,280
                                     --------------  ------------  ------------
                                         67,785,608    66,230,643    64,959,972
                                     ==============  ============  ============

GROSS PROFITS (2):
   RETAIL SALES:
     Grocery and general merchandise    156,656,410   139,799,317   128,858,300
     Gasoline                            55,191,664    56,446,450    42,597,553
                                     --------------  ------------  ------------
                                        211,848,074   196,245,767   171,455,853
                                     ==============  ============  ============

   WHOLESALE SALES:
     Grocery and general merchandise      1,351,452     1,581,173     1,621,928
     Gasoline                               881,764       844,339       843,679
                                     --------------  ------------  ------------
                                          2,233,216     2,425,512     2,465,607
                                     ==============  ============  ============

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

-------------------------------------------------------------------------------
INDIVIDUAL STORE INFORMATION


                                                 YEARS ENDED APRIL 30
                                        --------------------------------------
                                           1997          1996          1995
                                        ----------    ----------    ----------
COMPANY STORES:
   Average retail sales                 $1,225,994    $1,143,340    $1,080,553
   Average retail sales
     of grocery and
     general merchandise                   463,037       454,422       448,060
   Average gross profit on grocery and
     general merchandise                   179,280       174,387       169,216
   Average retail sales of gasoline        762,958       688,918       632,493
   Average gross profit on gasoline (4)     65,714        73,920        68,093
   Average operating income (5)             78,430        83,763        80,556
   Average number of gallons sold          643,684       637,904       596,684
FRANCHISED STORES:
   Average franchise revenue (6)        $   30,116    $   29,454    $   28,487


-------------------------------------------------------------------------------

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


FISCAL 1997 COMPARED TO FISCAL 1996

Net sales for fiscal 1997 increased by $154,238,000 (16.2%) over fiscal 1996. Retail gasoline sales increased by $111,591,000 (20.0%) as the number of gallons sold increased by 50,255,662 (10.2%). During fiscal 1997, retail sales of grocery and general merchandise increased by $40,230,000 (11.6%) due to the net addition of 77 Company Stores and a greater number of stores in operation for at least three years.

Cost of goods sold as a percentage of net sales was 79.9% for fiscal 1997 compared to 78.4% for the prior year. This result occurred because the gross profit margin on retail gasoline sales decreased.

Operating expenses as a percentage of net sales were 13.7% for fiscal 1997 compared to 14.5% for the prior year. The decrease in operating expenses as a percentage of net sales was caused primarily by increased sales and the increased number of Company Stores in operation.

Average operating income per Company Store decreased by $5,333 (6.4%), primarily as the result of a decrease in the gross profit margins on retail gasoline sales.

Net income increased by $242,940 (0.9%). The increase in net income was attributable primarily to increases in retail sales and an increased number of stores in operation for at least three years.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" (SFAS 128), which is intended to simplify the earnings per share computation and increase comparability of earnings per share on an international basis. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, and requires restatement of all prior period earnings per share data presented. The adoption of SFAS 128 is not expected to have a significant impact on the Company's financial statements.


FISCAL 1996 COMPARED TO FISCAL 1995

Net sales for fiscal 1996 increased by $105,921,000 (12.5%) over fiscal 1995. Retail gasoline sales increased by $76,104,000 (16.7%) as the number of gallons sold increased by 62,725,000 (14.6%). During fiscal 1996, retail sales of grocery and general merchandise increased by $29,982,000 (9.5%) due to the net addition of 60 Company Stores and a greater number of stores in operation for at least three years.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash and cash provided by operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by the relatively rapid turnover of inventory. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 1997, the Company's ratio of current assets to current liabilities was .74 to 1. Management believes that the Company's current $27,000,000 bank lines of credit (aggregate amount), together with cash flow from operations, will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations increased $19,729,871 (41.1%) during the year ended April 30, 1997, primarily as a result of an increase in income taxes payable and a decrease in prepaid expenses. Cash flows used in investing decreased during fiscal 1997, primarily because of the sale of investments. During fiscal 1997, the Company expended approximately $67,000,000 for property and equipment, primarily for the construction and remodeling of Company Stores. The Company anticipates expending approximately $75,000,000 in fiscal 1998 for construction, acquisition and remodeling of Company Stores, primarily from funds generated by operations, existing cash and short-term investments.

As of April 30, 1997, the Company had long-term debt of $79,685,000, consisting of $20,250,000 of 7.70% Senior Notes, $30,000,000 of 7.38% Senior Notes,
$11,976,000 of mortgage notes payable, $12,500,000 of unsecured notes payable and $4,959,000 of capital lease obligations.

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

To date, the Company has funded capital expenditures primarily from the proceeds of the sale of Common Stock, issuance of the Convertible Subordinated Debentures (converted into shares of common stock in 1994), the Senior Notes, a mortgage note and through funds generated from operations. Future capital needs required to finance operations, improvements and the anticipated growth in the number of Company Stores are expected to be met from cash generated by operations, existing cash, investments and additional long-term debt or other securities as circumstances may dictate, and are not expected to adversely affect liquidity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

LIQUIDITY AND CAPITAL RESOURCES - CONTINUED

ENVIRONMENTAL COMPLIANCE - The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new Company Stores have been equipped with non-corroding fiberglass USTs, including many with double-wall construction, over-fill protection and electronic tank monitoring, and the Company has an active inspection and renovation program with respect to its older USTs. The Company currently has 1,819 USTs of which 1,459 are fiberglass and 360 are steel. Management of the Company believes that its existing gasoline procedures and planned capital expenditures will continue to keep the Company in substantial compliance with all current federal and state UST regulations.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In each of the years ended April 30, 1997 and 1996, the Company spent approximately $579,000 and $718,000, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs and as of June 30, 1997, a total of approximately $4,100,000 has been received from such programs since their inception. Such amounts are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or the applicable laws. The Company has accrued a liability at April 30, 1997, of approximately $1,600,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

Management of the Company currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $1,000,000 through December 23, 1998, in order to comply with the existing UST regulations. Additional regulations, or amendments to the existing UST regulations, could result in future revisions to such estimated expenditures.

SEASONALITY OF SALES - Sales at Casey's General Stores, Inc. historically have been strongest during the Company's first and second fiscal quarters and have become progressively weaker during its third and fourth quarters. In the warmer months of the year (which comprise the CompanyOs first two fiscal quarters), customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks and ice. Difficult weather conditions in any quarter, however, may affect sales of Company stores in specific regions and have an adverse impact on net income for that period.

INFLATION - The Company has generally been able to pass along inflationary increases in its costs through increased sales prices of products sold, except in those instances where doing so would have had a material adverse impact on the CompanyOs ability to compete. Accordingly, management believes that inflation has not had a material impact upon the operating results of the Company.

MINIMUM WAGE LEGISLATION - Recent congressional action to increase the federal minimum wage may have a significant impact on the Company's operating results, particularly in the near term, to the extent the increase in labor expenses cannot be passed along to customers through price increases. Although the Company has in the past been able to, and will continue to attempt to, pass along increases in operating costs through price increases, there can be no assurance that all of the expected increases in labor costs can be reflected in prices, or that price increases will be absorbed by customers without diminishing customer spending at Company stores.

SELECTED FINANCIAL DATA




STATEMENT OF INCOME DATA
(amounts in thousands,
   except per share data)                   YEARS ENDED APRIL 30
                         ------------------------------------------------------
                             1997      1996        1995        1994      1993
                         ----------  --------    --------    --------  --------
Net sales                $1,109,002  $954,764    $848,843    $731,206  $673,697
Franchise revenue             5,206     5,384       5,269       5,121     4,898
                         ----------  --------    --------    --------  --------
                          1,114,208   960,148     854,112     736,327   678,595
Cost of goods sold          886,349   748,183     665,925     574,144   533,535
Operating expenses          151,774   138,581     123,004     110,083   102,379
Depreciation and
 amortization                26,883    24,655      22,237      18,623    15,943
Interest, net                 5,990     5,730       5,590       6,434     5,249
                         ----------  --------    --------    --------  --------
Income before
 income taxes                43,212    42,999      37,356      27,043    21,489
Provision for
 income taxes                16,202    16,232      14,475      10,479     8,166
                         ----------  --------    --------    --------  --------
Net income               $   27,010  $ 26,767    $ 22,881    $ 16,564  $ 13,323

===============================================================================

*Net income per share    $     1.03  $   1.02    $    .88    $    .73  $    .60

===============================================================================

*Weighted average
   number of common
   and common equivalent
   shares outstanding
   - primary                 26,283    26,238      26,062      22,651    22,193

*Dividends paid per
   common share           $     .10  $   .095    $    .08    $ .07125  $    .06

*All share and per share data have been restated to reflect a two-for-one stock split effective February 16, 1994.

-------------------------------------------------------------------------------

BALANCE SHEET DATA
(amounts in thousands)                       AS OF APRIL 30
                          -----------------------------------------------------
                              1997      1996       1995        1994      1993
                          ---------  --------    --------    --------  --------
Current assets            $  54,673  $ 70,011    $ 43,191    $ 41,369  $ 46,513
Total assets                427,045   404,835     345,159     318,238   280,777
Current liabilities          73,786    82,927      76,971      75,453    55,456
Long-term debt               79,685    81,249      59,963      61,415    98,956
Shareholders' equity        231,891   206,175     179,672     158,410   107,976


QUARTERLY FINANCIAL DATA
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                  YEAR ENDED APRIL 30, 1997                              YEAR ENDED APRIL 30, 1996
                     -----------------------------------------------------  ---------------------------------------------------
                      FIRST     SECOND      THIRD     FOURTH      TOTAL      FIRST     SECOND      THIRD     FOURTH     TOTAL
                     QUARTER    QUARTER    QUARTER    QUARTER      YEAR     QUARTER    QUARTER    QUARTER    QUARTER     YEAR
Net sales            $286,908   $286,291   $272,070   $263,733  $1,109,002  $252,997   $243,235   $221,608   $236,924  $954,764
Gross profit (A)       58,103     59,725     53,633     51,192     222,653    53,464     55,412     51,404     46,301   206,581
Net income           $  8,871   $  8,905   $  5,536   $  3,698  $   27,010  $  7,912   $  8,802   $  6,848   $  3,205  $ 26,767
Earnings per common
  and common
  equivalent share   $    .34   $    .34   $    .21   $    .14  $     1.03  $    .30   $    .34   $    .26   $    .12  $   1.02
                     =====================================================  ===================================================

(A) Before charge for depreciation and amortization.

-------------------------------------------------------------------------------
COMMON STOCK DATA

The following table sets forth for the calendar periods indicated the high and low sale prices per share of Common Stock as reported on the NASDAQ National Market System through June 30, 1997.


CALENDAR 1995                                          HIGH             LOW
-------------------------------------------------------------------------------
  First Quarter                                     $  16 3/8        $ 14 3/8
  Second Quarter                                           18          15 1/4
  Third Quarter                                        23 1/8          17 3/8
  Fourth Quarter                                       25 3/8          19 1/8
CALENDAR 1996
-------------------------------------------------------------------------------
  First Quarter                                            25          19 5/8
  Second Quarter                                       24 7/8              18
  Third Quarter                                        20 3/4          16 1/8
  Fourth Quarter                                     19 11/16          15 1/2
  CALENDAR 1997
-------------------------------------------------------------------------------
  First Quarter                                        20 5/8          16 3/4
  Second Quarter                                           23          18 1/2
-------------------------------------------------------------------------------


On July 7, 1997, the last reported sales price of the Company's Common Stock was $22 3/8 per share. On July 7, 1997, there were 2,812 holders of record of the Common Stock.

The Company commenced paying cash dividends during fiscal 1991. On June 16, 1997, the Board of Directors declared a 3 cents per share dividend for shares held of record on August 1, 1997. The dividend is payable on August 15, 1997. The Company currently intends to pay comparable cash dividends on a quarterly basis in the future.