Form 10-K405, Exhibit 13
period 1998-04-30
CASEYS GENERAL STORES INC
filed 1998-07-29
CIK 726958

                                                       FINANCIAL SECTION - 1998

CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)

                                                                                        APRIL 30
                                                                                 -------------------
ASSETS                                                                              1998        1997
                                                                                 --------   --------
Current assets:
     Cash and cash equivalents                                                   $  4,022   $  3,098
     Short-term investments                                                         1,328      6,898
     Receivables                                                                    2,537      2,702
     Inventories (Note 1)                                                          39,200     36,523
     Prepaid expenses (Note 5)                                                      5,437      5,453
                                                                                 --------   --------
Total current assets                                                               52,524     54,674
----------------------------------------------------------------------------------------------------
Long-term investments (Note 1)                                                      6,137      3,562
Other assets, net of amortization                                                   1,405      1,341
Property and equipment, at cost: (Note 2)
     Land                                                                          69,801     58,905
     Buildings and leasehold improvements                                         236,494    202,734
     Machinery and equipment                                                      286,194    251,115
     Leasehold interest in property and equipment (Note 6)                         12,552     12,812
                                                                                 --------   --------
                                                                                  605,041    525,566
     Less accumulated depreciation and amortization                               185,133    158,098
                                                                                 --------   --------
Net property and equipment                                                        419,908    367,468
                                                                                 --------   --------
                                                                                 $479,974   $427,045
====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Notes payable to banks (Note 2)                                             $ 16,600   $  2,800
     Current maturities of long-term debt (Note 2)                                  5,515     11,796
     Accounts payable                                                              43,745     37,208
     Accrued expenses: Salaries and wages                                           4,212      3,083
                       Other (Note 9)
                                                                                   15,536     14,466
     Income taxes payable                                                           4,380      4,434
                                                                                 --------   --------
Total current liabilities                                                          89,988     73,787
----------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities (Note 2)                                 79,094     79,685
Deferred income taxes (Note 5)                                                     45,004     39,579
Deferred compensation (Note 7)                                                      2,514      2,103
Total liabilities                                                                 216,600    195,154

Shareholders' equity: (Note 3)
     Capital stock:  Preferred stock, no par value, none issued                   - - - -    - - - -
                     Common Stock, no par value,  52,600,012 and
                      52,482,412 shares issued and outstanding
                      at April 30, 1998 and 1997, respectively                     65,922     64,886
     Retained earnings                                                            197,452    167,005
                                                                                 --------   --------
Total shareholders' equity                                                        263,374    231,891
                                                                                 --------   --------
                                                                                 $479,974   $427,045
Commitments and contingencies (Notes 6, 8 and 9)
====================================================================================================


See accompanying notes to consolidated financial statements.



                                       7
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   YEARS ENDED APRIL 30
                                            ------------------------------------
                                               1998         1997          1996
                                           -----------   ----------   ----------
Net sales                                   $1,186,885   $1,109,002   $  954,764
Franchise revenue                                5,106        5,206        5,384
                                            ----------   ----------   ----------
                                             1,191,991    1,114,208      960,148

Cost of goods sold                             930,513      886,349      748,183
Operating expenses                             171,652      151,774      138,581
Depreciation and amortization                   30,354       26,883       24,655
Interest, net (Note 2)                           5,924        5,990        5,730
                                            ----------   ----------   ----------
                                             1,138,443    1,070,996      917,149

Income before income taxes                      53,548       43,212       42,999
Provision for  income taxes (Note 5)            20,081       16,202       16,232
                                            ----------   ----------   ----------
Net income                                  $   33,467   $   27,010   $   26,767
================================================================================
Earnings per common share (Notes 3 and 4)
      Basic                                 $      .64   $      .51   $      .51
      Diluted                               $      .63   $      .51   $      .51
================================================================================


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER AMOUNTS)



                                                                COMMON     RETAINED
                                                                STOCK      EARNINGS      TOTAL
                                                              ---------   ---------    ---------
Balance at April 30, 1995                                     $  61,343   $ 118,329    $ 179,672
Net income                                                    - - - - -      26,767       26,767
Payment of dividends (4 3/4  cents per share)                 - - - - -      (2,478)      (2,478)
Proceeds from exercise of stock options (509,600  shares)         2,214   - - - - -        2,214
                                                              ---------   ---------    ---------

Balance at April 30, 1996                                        63,557     142,618      206,175
Net income                                                    - - - - -      27,010       27,010
Payment of dividends (5 cents per share)                      - - - - -      (2,623)      (2,623)
Proceeds from exercise of stock options (39,000 shares)             204   - - - - -          204
Tax benefits related to nonqualified stock options (Note 3)       1,125   - - - - -        1,125
                                                              ---------   ---------    ---------

Balance at April 30, 1997                                        64,886     167,005      231,891
Net income                                                    - - - - -      33,467       33,467
Payment of dividends (5 3/4 cents per share)                  - - - - -      (3,020)      (3,020)
Proceeds from exercise of stock options (117,600 shares)            916   - - - - -          916
Tax benefits related to nonqualified stock options (Note 3)         120   - - - - -          120
                                                              ---------   ---------    ---------

Balance at April 30, 1998                                     $  65,922   $ 197,452    $ 263,374
================================================================================================


See accompanying notes to consolidated financial statements.





                                       8
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)





                                                                       YEARS ENDED APRIL 30
                                                       ------------------------------------------------
                                                          1998                1997              1996
                                                       ---------           --------           ---------
CASH FLOWS FROM OPERATIONS:
     Net income                                        $ 33,467            $ 27,010           $ 26,767
     Adjustments to reconcile net income to net
       cash provided by operations:
        Depreciation and amortization                    30,354              26,883             24,655
        Deferred income taxes                             5,422               6,600              8,000
        Changes in assets and liabilities:
              Receivables                                   165                 (22)               407
              Inventories                                (2,677)             (4,086)            (5,094)
              Prepaid expenses                               19               3,002             (4,763)
              Accounts payable                            6,537               1,018             (3,671)
              Accrued expenses                            2,199                 517              1,316
              Income taxes payable                           66               5,559             (1,545)
        Other, net                                        3,025               1,221              1,900
                                                       --------            --------           --------
Net cash provided by operations                          78,577              67,702             47,972
CASH FLOWS FROM INVESTING:
     Purchase of property and equipment                 (85,276)            (66,722)           (60,383)
     Purchase of investments                             (7,466)            (11,757)           (17,294)
     Sale of investments                                 10,345              20,292              6,024
                                                       --------            --------           --------
Net cash used in investing activities                   (82,397)            (58,187)           (71,653)
CASH FLOWS FROM FINANCING:
     Proceeds from long-term debt                        18,000              15,000             30,000
     Payments of long-term debt                         (24,952)            (13,448)            (8,533)
     Net activity of short-term debt                     13,800             (18,225)             9,675
     Proceeds from exercise of stock options                916                 204              2,213
     Payments of cash dividends                          (3,020)             (2,622)            (2,478)
                                                       --------            --------           --------
Net cash provided by (used in) financing activities       4,744             (19,091)            30,877
Net increase (decrease) in cash and cash equivalents        924              (9,576)             7,196
Cash and cash equivalents at beginning of year            3,098              12,674              5,478
                                                       --------            --------           --------
Cash and cash equivalents at end of year               $  4,022            $  3,098           $ 12,674
======================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid during the year for:
     Interest (net of amount capitalized)              $  6,675            $  7,102           $  5,770
     Income taxes                                        14,585               1,043             14,523
Noncash investing and financing activities:
     Property and equipment acquired through
        an installment purchase                              80             - - - -            - - - -
     Increase in Common Stock and decrease in
        income taxes payable due to tax benefits
        related to nonqualified stock options (Note 3)      120               1,125            - - - -
======================================================================================================


See accompanying notes to consolidated financial statements.


                                       9
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



1. SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS - Casey's General Stores, Inc. and Subsidiaries (the Company) operates 1,109 convenience stores in 9 midwestern states. At April 30, 1998, the Company owned or leased 946 of these stores with 163 stores being owned or leased by franchisees. The stores are located primarily in smaller communities, most with populations of fewer than 5,000. Sales in 1998 were distributed as follows: gasoline - 59% and grocery and other - 41%. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

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

Long-term investments are classified as available for sale and maturities were as follows at April 30, 1998:

           Due after 1 year through 5 years              $   851
           Due after 5 years through 10 years              1,190
           Due after 10 years                              4,096
                                                         -------
                                                         $ 6,137
                                                         =======

INVENTORIES - Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market, which, as to merchandise in stores, is determined by the retail method. Cost is determined using the last-in, first-out
(LIFO) method. Such inventory value is approximately $7,232 and $6,588 below replacement cost as of April 30, 1998 and 1997, respectively.

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

EXCISE TAXES - Excise taxes approximating $219,000, $196,000 and $175,000 collected from customers on retail gasoline sales are included in net sales for 1998, 1997 and 1996, respectively.

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





                                       10
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

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

EARNINGS PER COMMON SHARE - The Company adopted the provisions of SFAS No. 128, Earnings Per Share effective January 31, 1998. SFAS No. 128 is retroactive to prior years, however, the adoption had no effect on prior years' earnings per share as previously reported. Basic earnings per share have been computed by dividing net income by the weighted-average outstanding common shares during each of the years. Diluted earnings per share has been calculated by also including in the computation the effect of stock options granted as potential common shares.

ENVIRONMENTAL REMEDIATION LIABILITIES - In October 1996, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, Environmental Remediation Liabilities. SOP 96-1 was adopted by the Company on May 1, 1997 and requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, Accounting for Contingencies, have been met. The guidance provided by the SOP is consistent with the Company's current method of accounting for environmental remediation costs as described in Note 9 and, therefore, adoption of this new Statement does not have a material impact on the Company's financial position, results of operations, or liquidity.

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

NOTES PAYABLE TO BANKS - The carrying amount approximates fair value due to variable interest rates on these notes. At April 30, 1998 and 1997, notes payable to banks consisted of $37,000 and $27,000 in lines of credit with balances owed of $16,600 and $2,800, respectively. Within the notes payable to banks, $7,775 on a $25,000 line of credit is due on demand and $8,825 on a $12,000 line of credit is due December 31, 1998. The weighted average interest rate was 6.25% at April 30, 1998 and 6.24% at April 30, 1997.

LONG-TERM DEBT - The fair value of the Company's long-term debt, excluding capital lease obligations, is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt, excluding capital lease obligations, was approximately $83,000 and $86,000, respectively, at April 30, 1998 and 1997.

Interest expense is net of interest income of $681, $1,201 and $755 for the years ended April 30, 1998, 1997 and 1996, respectively. Interest expense in the amount of $847, $717 and $678 was capitalized during the years ended April 30, 1998, 1997 and 1996, respectively.




                                      11
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



Long-term debt, at carrying value, consists of the following:           APRIL 30
                                                                   -----------------
                                                                    1998       1997
Capitalized lease obligations, discounted at rates of
     7.4% to 15.2%, due in various monthly installments
     through 2008 (Note 6)                                         $ 4,608   $ 6,309

Mortgage notes payable due in various monthly installments
     through 2004 with interest at 6.0% to 9.4%                     11,751    13,266

7.70% Senior Notes due in 40 quarterly installments beginning in
     March 1995                                                     20,250    23,250

7.38% Senior Notes due in 21 semi-annual installments beginning
     in December 2010                                               30,000    30,000

6.55% Senior Notes due in five annual installments beginning
     in December 1999                                               18,000   - - - -


Unsecured notes payable to banks with variable
     rates of interest                                             - - - -    18,656
                                                                   -------   -------
                                                                    84,609    91,481
Less current maturities                                              5,515    11,796
                                                                   -------   -------
                                                                   $79,094   $79,685
====================================================================================

Mortgage notes payable includes a Secured Promissory Note, Mortgage and Security Agreement with a balance of $11,637 and $12,837 at April 30, 1998 and 1997, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments and is secured by property with a depreciated cost of approximately $13,800 at April 30, 1998.



Various debt agreements contain certain operating and financial covenants. Aggregate maturities of long-term debt, including capitalized lease obligations, during the four years commencing May 1, 1999 and thereafter are:



              YEAR ENDING APRIL 30
              --------------------
                    2000                              $   8,823
                    2001                                  8,960
                    2002                                  9,027
                    2003                                  9,109
                 Thereafter                              43,175
                                                      ---------
                                                      $  79,094
                                                      =========


3. PREFERRED AND COMMON STOCK

PREFERRED STOCK - The Company has 1,000,000 authorized shares of preferred stock, none of which have been issued.

COMMON STOCK - The Company currently has 120,000,000 authorized shares of Common Stock. Effective February 17, 1998 the Company approved a two-for-one stock split effected in the form of a 100% stock dividend. All share and per share amounts have been restated to give effect to the stock split.

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




                                      12
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

STOCK OPTION PLAN - Under an incentive stock option plan, options can be granted to certain officers and key employees to purchase an aggregate of 4,560,000 shares of Common Stock at option prices not less than the fair market value of the stock (110% of fair market value as to holders of 10% or more of the Company's stock) at the date the options are granted. Options for 1,009,664 shares were available for grant at April 30, 1998 and options for 915,400 shares (which expire between 2001-2007) were outstanding. The per share weighted-average fair value of the stock options granted during 1998, 1997 and 1996 was $11.33, $7.11 and $8.60, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1998 - expected dividend yield .61%, risk-free interest rate of 6.2%, and an expected life of 7.5 years; 1997 - expected dividend yield .53%, risk-free interest rate of 5.2%, and an expected life of 7.5 years; 1996 - expected dividend yield .46%, risk-free interest rate of 5.5%, and an expected life of 7.5 years.

The Company applies APB Opinion No. 25 in accounting for its incentive stock option plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amount indicated below:

                                                      1998        1997         1996
                                                  ----------   ----------   ----------
Net income                          As reported   $   33,467   $   27,010   $   26,767
                                    Pro forma         32,663       26,581       26,023

Basic earnings per share            As reported   $      .64   $      .51   $      .51
                                    Pro forma            .62          .50          .50

Pro forma net income reflects only options granted in the years ended April 30, 1998, 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options` expected life and compensation cost for options granted prior to May 1, 1995 is not considered.

Stock option activity during the periods indicated is as follows:

                            Number of     Weighted-Average
                             Shares        Exercise Price
                            ---------     ----------------
Balance at April 30, 1995    742,600         $    4.50
        Granted              404,000              9.89
        Exercised           (509,600)             4.34
        Forfeited             (4,000)             5.13
                            --------         ---------

Balance at April 30, 1996    633,000              8.07
        Granted              108,000              9.07
        Exercised            (39,000)             5.24
        Forfeited            (23,000)            10.25
                            --------         ---------

Balance at April 30, 1997    679,000              8.31
        Granted              372,000             11.09
        Exercised           (117,600)             7.79
        Forfeited            (18,000)            10.80
                            --------         ---------

Balance at April 30, 1998    915,400         $    9.56
                            ========         =========


At April 30, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $3.84-$11.38 and 6.15 years, respectively. The number of shares and weighted-average remaining




                                      13
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


contractual life of the options by range of applicable exercise prices at April 30, 1998 is as follows:

             Range of                       Number                 Weighted-Average            Weighted-Average Remaining
          Exercise Prices                  of Shares                Exercise Price              Contractual Life (Years)
       --------------------                ---------               ----------------            --------------------------
       $   3.84   -    6.80                 174,900                $      4.99                        5.13
           8.94   -    9.44                 108,000                       8.97                        8.38
          10.25   -   11.38                 632,500                      10.92                        8.42
                                           --------                ===========                      ======
                                            915,400
                                           ========


4. EARNINGS PER SHARE

A summary of the basic and diluted earnings per share computations for the years ended April 30, 1998, 1997 and 1996 is presented below:


                           FOR THE YEAR ENDED 1998              FOR THE YEAR ENDED 1997                 FOR THE YEAR ENDED 1996
                       Net earnings  Shares     Per share  Net earnings      Shares    Per share   Net earnings   Shares   Per share
                       (numerator) (denominator)  amount   (numerator)   (denominator)   amount    (numerator) (denominator)  amount
Basic EPS
Net earnings available
to common shareholders $  33,467     52,537,954   $ .64    $   27,010   52,456,746     $    .51      $ 26,767    52,220,838  $.51
Effect of dilutive
securities
Common stock options   - - - - -        387,182               - - - -      109,474                    - - - -       258,826
                       --------------------------------    ------------------------------------      ----------------------------
Diluted EPS            $  33,467     52,925,136   $ .63    $   27,010   52,566,220     $    .51      $ 26,767    52,479,664  $.51
=================================================================================================================================

5. INCOME TAXES

 Income tax expense attributable to income from operations is comprised of the following components:

                                                                                   YEAR ENDED APRIL 30
                                                            ----------------------------------------------------------
                                                               1998                  1997                   1996
                                                            ----------           -----------             ----------
Current tax expense:     Federal                            $   12,460           $     8,687             $    6,843
                         State                                   2,199                   915                  1,389
                                                            ----------           -----------             ----------
                                                                14,659                 9,602                  8,232
Deferred tax expense                                             5,422                 6,600                  8,000
                                                            ----------            ----------              ---------
Total income tax provision                                  $   20,081            $   16,202              $  16,232
======================================================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                         APRIL 30
                                            -----------------------------------
                                               1998        1997            1996
                                            --------    --------       --------
Deferred tax assets:
     Accrued liabilities                    $  3,316    $  3,313       $  3,125
     Deferred compensation                     1,005         841            639
     Other                                       731         511            241
                                            --------    --------       --------
     Total gross deferred tax assets           5,052       4,665          4,005
                                            --------    --------       --------
Deferred tax liabilities:
     Excess of tax over book depreciation    (45,869)    (40,029)       (33,009)
     Other                                      (871)       (902)          (662)
                                            --------    --------       --------
     Total gross deferred liabilities        (46,740)    (40,931)       (33,671)
                                            --------    --------       --------
Net deferred tax liability                  $(41,688)   $(36,266)      $(29,666)
===============================================================================

The deferred tax asset relating to accrued liabilities is a current asset and is included with prepaid expenses. Management believes that future operations will generate sufficient taxable income to realize the deferred tax assets.





                                      14
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted by applying the statutory U.S. federal income tax rates to income before income taxes for the following reasons:

                                                                       YEAR ENDED APRIL 30
                                                                 ------------------------------
                                                                   1998       1997        1996
                                                                 ------      -----       -----
Income taxes at the statutory rates                                35.0%      35.0%       35.0%
State income taxes, net of federal tax benefit                      3.1        2.7         3.7
Other                                                               (.6)       (.2)       (1.0)
                                                                 ------      -----       -----
                                                                   37.5%      37.5%       37.7%
===============================================================================================


6. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and generally call for payment of property taxes, insurance and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

                                                             ASSET BALANCES AT APRIL 30
                                                      -------------------------------------
                                                           1998                       1997
                                                      ----------                 ----------
Real estate                                           $    8,050                 $    8,232
Equipment                                                  4,502                      4,580
                                                      ----------                 ----------
                                                          12,552                     12,812
Less accumulated amortization                              8,649                      7,687
                                                      ----------                 ----------
                                                      $    3,903                 $    5,125
===============================================================================================

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 1998:

     YEAR ENDING APRIL 30                               CAPITAL LEASES      OPERATING LEASES
              1999                                       $    1,550         $       346
              2000                                            1,049                 317
              2001                                              966                 276
              2002                                              832                 251
              2003                                              688                 229
              Thereafter                                        778                 898
                                                         ----------         -----------
     Total minimum lease payments                             5,863         $     2,317
     Less amount representing interest                        1,255         ===========
                                                         ----------
     Present value of net minimum lease payments         $    4,608
===============================================================================================

The total rent expense under operating leases was $1,060 in 1998, $804 in 1997 and $788 in 1996.

7.  BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN - The Company has an Employees' Stock Ownership Plan and Trust (Plan) which covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of Common Stock. The discretionary contribution is allocated to participants using a formula based on compensation. There was $150 of Plan expense in the year ended April 30, 1998 and there was no Plan expense for the years ended April 30, 1997 and 1996.

On April 30, 1998, the Company had 3,986 full-time employees and 6,380 part-time employees, of which approximately 4,300 were participants in the Plan. As of that same date, the Trustee under the Plan held 3,879,133 shares of Common Stock in trust for participants in the Plan and may distribute such shares to eligible participants upon death, disability, retirement or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.





                                      15
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

401(K) PLAN - The Company has a defined contribution 401(k) plan which covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $1,290, $1,184 and $1,093 for the years ended April 30, 1998, 1997 and 1996, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN - The Company has a non-qualified supplemental executive retirement plan (SERP) for its four executive officers. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to one-half of the base compensation until death of the officer-shareholder. If death occurs within 20 years of retirement, the benefits become payable to the officer-shareholder's spouse for the shorter of the period until the spouse's death or a period not to exceed 20 years from the date of the officer-shareholder's retirement. The Company is accruing for the deferred compensation over the expected term of employment.

8. COMMITMENTS

The Company has entered into employment agreements with four officer-shareholders. The agreements provide that the four officer shareholders will receive aggregate base compensation of $1,180 per year exclusive of bonuses. These agreements also provide for certain payments in the case of death or disability of the officer-shareholders.

The Company also has entered into "change of control" employment agreements with 11 other key employees, providing for certain payments in the event of their termination following a change of control of the Company.

9. CONTINGENCIES

ENVIRONMENTAL COMPLIANCE - The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $800 through December 23, 1998, to comply with existing regulations. The Company has accrued a liability at April 30, 1998 and 1997 of approximately $1,600 within other accrued expenses for estimated expenses related to corrective action or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations, or amendments to the existing regulations, could result in future revisions to such estimated expenditures.

LEGAL MATTERS - The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of all such matters is not expected to have a material effect on the financial position of the Company.

OTHER - At April 30, 1998, the Company is partially self-insured for workman's compensation claims, in all states except Iowa. The Company is also partially self-insured for general liability and auto liability under an agreement which provides for annual stop-loss limits equal to or exceeding approximately $1,100. Letters of credit approximating $2,200 were issued and outstanding at April 30, 1998, on the insurance company's behalf to facilitate this agreement. The Company is self-insured for Iowa workman's compensation claims at April 30, 1998. Approximately $1,300 of investments are in escrow as required by this state. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 1998 and 1997, the Company has accrued $5,600 and $5,500, respectively, within other accrued expenses for estimated claims relating to self insurance.





                                      16
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
CASEY'S GENERAL STORES, INC.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1998 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP


DES MOINES, IOWA
JUNE 12, 1998





                                      17
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (DOLLARS IN THOUSANDS)


Casey's derives its revenue from retail sales of food (including freshly prepared foods such as pizza, donuts and sandwiches), beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by Company Stores and from wholesale sales of certain grocery and general merchandise items and gasoline to Franchised Stores. The Company also generates revenues from continuing monthly royalties based on sales by Franchised Stores, sign and facade rental fees and the provision of certain maintenance, transportation and construction services to the Company's franchisees. A typical store is generally not profitable for its first year of operation due to start-up costs and will usually attain representative levels of sales and profits during its second or third year of operation.

The following tables set forth, for the periods indicated, the Company's net sales and gross profits according to its major revenue categories, and average sales and earnings information for Company and Franchised Stores:


                                                     YEARS ENDED APRIL 30
                                            ------------------------------------
                                               1998         1997          1996
                                            ----------   ----------   ----------
NET SALES (1):
     RETAIL SALES:
         Grocery and general merchandise    $  438,780   $  386,656   $  346,427
         Gasoline                              671,942      643,005      531,415
                                            ----------   ----------   ----------
                                            $1,110,722   $1,029,661   $  877,842
                                            ==========   ==========   ==========

     WHOLESALE SALES:
         Grocery and general merchandise    $   39,670   $   39,778   $   40,605
         Gasoline                               25,749       28,007       25,625
                                            ----------   ----------   ----------
                                            $   65,419   $   67,785   $   66,230
                                            ==========   ==========   ==========
GROSS PROFITS (2):
     RETAIL SALES:
         Grocery and general merchandise    $  181,718   $  156,656   $  139,799
         Gasoline                               64,781       55,192       56,446
                                            ----------   ----------   ----------
                                            $  246,499   $  211,848   $  196,245
                                            ==========   ==========   ==========
     WHOLESALE SALES:
         Grocery and general merchandise    $    1,344   $    1,351   $    1,581
         Gasoline                                  767          882          844
                                            ----------   ----------   ----------
                                            $    2,111   $    2,233   $    2,425
                                            ==========   ==========   ==========




                                      18
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED (DOLLARS AND AMOUNTS IN THOUSANDS)


INDIVIDUAL STORE INFORMATION (3)

                                                         YEARS ENDED APRIL 30
                                                    ----------------------------
                                                     1998       1997        1996
                                                    ------     ------     ------
COMPANY STORES:
      Average retail sales                          $1,225     $1,226     $1,143
      Average retail sales of grocery and
          general merchandise                          485        463        454
      Average gross profit on grocery and
          general merchandise                          191        179        174
      Average retail sales of gasoline                 740        763        689
      Average gross profit on gasoline (4)              72         66         74
      Average operating income (5)                      89         78         84
      Average number of gallons sold                   669        644        638
FRANCHISED STORES:
      Average franchise revenue (6)                 $   31     $   30     $   29



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



                                      19
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED (DOLLARS IN THOUSANDS)



FISCAL 1998 COMPARED TO FISCAL 1997

Net sales for fiscal 1998 increased by $77,883 (7.0%) over fiscal 1997. Retail gasoline sales increased by $28,937 (4.5%) as the number of gallons sold increased by 66,367,746 (12.2%). During fiscal 1998, retail sales of grocery and general merchandise increased by $52,124 (13.5%) due to the net addition of 68 Company Stores and a greater number of stores in operation for at least three years.

Cost of goods sold as a percentage of net sales was 78.4% for fiscal 1998 compared to 79.9% for the prior year. This result occurred because the gross profit margin on retail gasoline sales increased and the gross profits on retail sales of grocery and general merchandise also increased (to 41.4%) from the prior year (40.5%).

Operating expenses as a percentage of net sales were 14.5% for fiscal 1998 compared to 13.7% for the prior year. The increase in operating expenses as a percentage of net sales was caused primarily by a decrease in the average retail price per gallon of gasoline sold.

Average operating income per Company Store increased by $11 (14.1%) primarily as the result of increases in the gross profit margins on gasoline and grocery and general merchandise.

Net income increased by $6,457 (23.9%). The increase in net income was attributable primarily to increases in gross profit margins on gasoline and grocery and general merchandise and an increased number of stores in operation at least three years.


FISCAL 1997 COMPARED TO FISCAL 1996

Net sales for fiscal 1997 increased by $154,238 (16.2%) over fiscal 1996. Retail gasoline sales increased by $111,590 (20.0%) as the number of gallons sold increased by 50,255,662 (10.2%). During fiscal 1997, retail sales of grocery and general merchandise increased by $40,229 (11.6%) due to the net addition of 77 Company Stores and a greater number of stores in operation for at least three years.

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

Average operating income per Company Store decreased by $6 (6.4%), primarily as the result of a decrease in the gross profit margins on retail gasoline sales.

Net income increased by $243 (0.9%). The increase in net income was attributable primarily to increases in retail sales and an increased number of stores in operation for at least three years.


LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash and cash provided by operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by the relatively rapid turnover of inventory. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 1998, the Company's ratio of current assets to current liabilities was
 .58 to 1. Management believes that the Company's current $37,000 bank lines of credit (aggregate amount), together with cash flow from operations, will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations increased $10,875 (16.1%) during the year ended April 30, 1998, primarily as a result of an increase in net income and an increase in accounts payable. Cash flows used in investing increased during fiscal 1998, primarily because of the purchase of property and equipment. During fiscal 1998, the




                                      20
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED (DOLLARS IN THOUSANDS)


Company expended approximately $85,000 for property and equipment, primarily for the construction and remodeling of Company Stores. The Company anticipates expending approximately $90,000 in fiscal 1999 for construction, acquisition and remodeling of Company Stores, primarily from funds generated by operations, existing cash and short-term investments.

As of April 30, 1998, the Company had long-term debt of $79,094, consisting of $17,250 of 7.70% Senior Notes, $30,000 of 7.38% Senior Notes, $18,000 of 6.55%
Senior Notes, $10,403 of mortgage notes payable and $3,441 of capital lease obligations.

Interest on the 7.70% Senior Notes is payable on the 15th day of each month. Principal of the 7.70% Senior Notes matures in forty quarterly installments beginning March 15, 1995. The Company may prepay the 7.70% Senior Notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated as of February 1, 1993 between the Company and the purchasers of the 7.70% Senior Notes.

Interest on the 7.38% Senior Notes is payable on the 28th day of each June and December. Principal of the 7.38% Senior Notes matures in twenty-one semi-annual installments beginning December 28, 2010. The Company may prepay the 7.38% Senior Notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated as of December 1, 1995 between the Company and the purchaser of the 7.38% Senior Notes.

Interest on the 6.55% Senior Notes is payable on the 18th day of each March, June, September and December. Principal of the 6.55% Senior Notes matures in five annual installments beginning December 18, 1999. The Company may prepay the 6.55% Senior Notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated as of December 1, 1997 between the Company and the purchaser of the 6.55% Senior Notes.

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

ENVIRONMENTAL COMPLIANCE - The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new Company Stores have been equipped with non-corroding fiberglass USTs, including many with double-wall construction, over-fill protection and electronic tank monitoring, and the Company has an active inspection and renovation program with respect to its older USTs. The Company currently has 1,885 USTs of which 1,554 are fiberglass and 331 are steel. Management of the Company believes that its existing gasoline procedures and planned capital expenditures will continue to keep the Company in substantial compliance with all current federal and state UST regulations.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In each of the years ended April 30, 1998 and 1997, the Company spent approximately $502 and $579, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs and as of June 30, 1998, a total of approximately $4,300 has been received from such programs since their inception. Such amounts are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or the applicable laws.




                                      21
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED (DOLLARS IN THOUSANDS)

LIQUIDITY AND CAPITAL RESOURCES - CONTINUED

The Company has accrued a liability at April 30, 1998, of approximately $1,600 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

Management of the Company currently estimates that aggregate capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection will approximate $800 through December 23, 1998, in order to comply with the existing UST regulations. Additional regulations, or amendments to the existing UST regulations, could result in future revisions to such estimated expenditures.

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

YEAR 2000 - Management has initiated a "Year 2000" program to prepare the Company's information technology systems (including hardware, software and application programs) for year 2000 compliance, with project completion currently scheduled for April 30, 1999. All necessary expenditures, which are not expected to be material (including internal staff and consulting costs), will be funded through operating cash flow. The Company also is working cooperatively with third parties having systems upon which the Company must rely, but cannot give any assurances that the systems of such other parties will be year 2000 compliant on a timely basis. Systems operated by others which the Company would use and/or rely upon include those of banking institutions and telephone companies, as well as vendor and franchisee workstations and product ordering systems. The Company's business and financial condition and/or results of operations could be materially adversely affected by the failure of its systems and applications or those operated by such other third parties.

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130 Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources . An example of items to be included in comprehensive income, which are excluded from net income, would be unrealized gains/losses on available for sale securities. The disclosure prescribed by SFAS No. 130 must be made beginning with the first quarter of fiscal 1999.





                                      22
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



STATEMENT OF INCOME DATA

                                                                             YEARS ENDED APRIL 30
                                               ----------------------------------------------------------------------------
                                                    1998            1997              1996            1995           1994
                                               -----------      -----------        ---------       ---------      ---------
Net sales                                      $ 1,186,885      $ 1,109,002        $ 954,764       $ 848,843      $ 731,206
Franchise revenue                                    5,106            5,206            5,384           5,269          5,121
                                               -----------      -----------        ---------       ---------      ---------
                                                 1,191,991        1,114,208          960,148         854,112        736,327
Cost of goods sold                                 930,513          886,349          748,183         665,925        574,144
Operating expenses                                171,652           151,774          138,581         123,004        110,083
Depreciation and amortization                       30,354           26,883           24,655          22,237         18,623
Interest, net                                        5,924            5,990            5,730           5,590          6,434
                                               -----------      -----------        ---------       ---------     ----------
Income before income taxes                          53,548           43,212           42,999          37,356         27,043
Provision for income taxes                          20,081           16,202           16,232          14,475         10,479
                                               -----------      -----------        ---------       ---------      ---------
Net income                                     $    33,467      $    27,010        $  26,767       $  22,881      $  16,564

===========================================================================================================================

*Net income per share - basic                  $       .64      $       .51        $     .51       $     .44      $     .37

===========================================================================================================================

*Weighted average number of common
     and common equivalent shares
     outstanding - basic                            52,538           52,457           52,221          51,934         45,143

*Dividends paid per common share               $     .0575      $       .05        $   .0475       $     .04      $ .035625


*All share and per share data have been restated to reflect a two-for-one stock split effective February 17, 1998.

--------------------------------------------------------------------------------


BALANCE SHEET DATA

                                                                                 AS OF APRIL 30
                                               ----------------------------------------------------------------------------
                                                    1998             1997             1996            1995           1994
                                               -----------      -----------        ---------       ---------     ----------
Current assets                                 $    52,524      $    54,674        $  70,011       $  43,191     $   41,369
Total assets                                       479,974          427,045          404,835         345,159        318,238
Current liabilities                                 89,988           73,787           82,927          76,971         75,453
Long-term debt                                      79,094           79,685           81,249          59,963         61,415
Shareholders' equity                               263,374          231,891          206,175         179,672        158,410



                                      23
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT

QUARTERLY FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                YEAR ENDED APRIL 30, 1998                            YEAR ENDED APRIL 30, 1997
                   -------------------------------------------  -----------------------------------------------------------------
                       FIRST     SECOND      THIRD     FOURTH      TOTAL      FIRST     SECOND      THIRD     FOURTH      TOTAL
                      QUARTER    QUARTER    QUARTER    QUARTER     YEAR      QUARTER    QUARTER    QUARTER    QUARTER     YEAR
Net sales          $  320,654  $ 317,436  $ 276,927  $ 271,868  $1,186,885  $ 286,908  $ 286,291  $ 272,070   $263,733 $1,109,002
Gross profit (A)       66,373     68,261     63,109     58,629     256,372     58,103     59,725     53,633     51,192    222,653
Net income         $   10,541  $  10,808  $   7,363  $   4,755  $   33,467  $   8,871  $   8,905  $   5,536   $  3,698 $   27,010
                   ===========================================  =================================================================
Earnings per
   common share
      Basic        $      .20  $     .21  $     .14  $     .09  $      .64  $     .17  $     .17  $     .10   $    .07 $      .51
      Diluted      $      .20  $     .20$       .14  $     .09  $      .63  $     .17  $     .17  $     .10   $    .07 $      .51
                   ===========================================  =================================================================


(A) Before charge for depreciation and amortization.


COMMON STOCK DATA


The following table sets forth for the calendar periods indicated the high and low sale prices per share of Common Stock as reported on the NASDAQ National Market System through June 30, 1998.

CALENDAR 1996                                     HIGH                     LOW
--------------------------------------------------------------------------------
     First Quarter                       $       12 1/2         $       9 13/16
     Second Quarter                             12 7/16                       9
     Third Quarter                               10 3/8                  8 1/16
     Fourth Quarter                             9 27/32                   7 3/4
CALENDAR 1997
--------------------------------------------------------------------------------
     First Quarter                              10 5/16                   8 3/8
     Second Quarter                             11 1/2                    9 1/4
     Third Quarter                               12 1/2                  10 3/4
     Fourth Quarter                            12 13/16                  11 1/2
CALENDAR 1998
--------------------------------------------------------------------------------
     First Quarter                               16 3/8                  12 3/4
     Second Quarter                              18 1/4                  13 5/8
--------------------------------------------------------------------------------

On July 7, 1998, the last reported sales price of the Company's Common Stock was $16 11/16 per share. On July 7, 1998, there were 3,057 holders of record of the Common Stock.

The Company commenced paying cash dividends during fiscal 1991. On June 12, 1998, the Board of Directors declared a 1 1/2 cents per share dividend for shares held of record on August 3, 1998. The dividend is payable on August 17, 1998. The Company currently intends to pay comparable cash dividends on a quarterly basis in the future.






                                      24
               CASEY'S GENERAL STORES, INC. 1998 ANNUAL REPORT