Form 10-K405, Exhibit 13
period 1999-04-30
CASEYS GENERAL STORES INC
filed 1999-07-28
CIK 726958

                                   Exhibit 13

FINANCIAL
     SECTION 1999

CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)


                                                                                                     APRIL 30
                                                                                     --------------------------------------
ASSETS                                                                                  1999                        1998
                                                                                     ----------                  ----------
Current assets:
     Cash and cash equivalents                                                       $    5,935                  $    4,022
     Short-term investments                                                               8,800                       1,328
     Receivables                                                                          2,822                       2,537
     Inventories (Note 1)                                                                47,204                      39,200
     Prepaid expenses (Note 5)                                                            5,446                       5,437
                                                                                     ----------                  ----------
Total current assets                                                                     70,207                      52,524
---------------------------------------------------------------------------------------------------------------------------
Long-term investments (Note 1)                                                            6,640                       6,137
Other assets, net of amortization                                                         1,469                       1,405
Property and equipment, at cost: (Note 2)
     Land                                                                                92,724                      69,801
     Buildings and leasehold improvements                                               267,383                     236,494
     Machinery and equipment                                                            324,326                     286,194
     Leasehold interest in property and equipment (Note 6)                               12,494                      12,552
                                                                                     ----------                  ----------
                                                                                        696,927                     605,041
     Less accumulated depreciation and amortization                                     212,383                     185,133
                                                                                     ----------                  ----------
Net property and equipment                                                              484,544                     419,908
                                                                                     ----------                  ----------
                                                                                     $  562,860                  $  479,974
===========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Notes payable to banks (Note 2)                                                 $    7,400                  $   16,600
     Current maturities of long-term debt (Note 2)                                        9,352                       5,515
     Accounts payable                                                                    44,227                      43,745
     Accrued expenses: Property taxes                                                     5,392                       4,657
                       Other (Note 9)                                                    14,991                      15,091
     Income taxes payable                                                                 2,457                       4,380
                                                                                     ----------                  ----------
Total current liabilities                                                                83,819                      89,988
---------------------------------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities (Note 2)                                      122,513                      79,094
Deferred income taxes (Note 5)                                                           51,650                      45,004
Deferred compensation (Note 7)                                                            3,010                       2,514
                                                                                     ----------                  ----------
Total liabilities                                                                       260,992                     216,600

Shareholders' equity: (Note 3)
     Capital stock:  Preferred stock, no par value, none issued                       - - - - -                   - - - - -
                     Common Stock, no par value,  52,711,512 and
                     52,600,012 shares issued and outstanding
                     at April 30, 1999 and 1998, respectively                            67,338                      65,922
     Retained earnings                                                                  234,530                     197,452
                                                                                     ----------                  ----------
Total shareholders' equity                                                              301,868                     263,374
                                                                                     ----------                  ----------
                                                                                     $  562,860                  $  479,974
Commitments and contingencies (Notes 6, 8 and 9)
===========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                         YEARS ENDED APRIL 30
                                                                         --------------------------------------------------
                                                                             1999                1998                1997
                                                                         -----------        ------------        -----------
Net sales                                                                $ 1,251,057        $  1,186,885        $ 1,109,002
Franchise revenue                                                              5,433               5,106              5,206
                                                                         -----------        ------------        -----------
                                                                           1,256,490           1,191,991          1,114,208

Cost of goods sold                                                           961,853             930,513            886,349
Operating expenses                                                           189,284             171,652            151,774
Depreciation and amortization                                                 33,941              30,354             26,883
Interest, net (Note 2)                                                         7,034               5,924              5,990
                                                                         -----------        ------------        -----------
                                                                           1,192,112           1,138,443          1,070,996

Income before income taxes                                                    64,378              53,548             43,212
Provision for  income taxes (Note 5)                                          24,141              20,081             16,202
                                                                         -----------        ------------        -----------
Net income                                                               $    40,237        $     33,467        $    27,010
===========================================================================================================================
Earnings per common share (Notes 3 and 4)
      Basic                                                              $       .76        $        .64        $       .51
      Diluted                                                            $       .76        $        .63        $       .51
===========================================================================================================================

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                          COMMON              RETAINED
                                                                          STOCK               EARNINGS             TOTAL
                                                                      --------------        ------------       ------------
Balance at April 30, 1996                                             $       63,557        $    142,618       $    206,175
Net income                                                               - - - - - -              27,010             27,010
Payment of dividends (5 cents per share)                                 - - - - - -              (2,623)            (2,623)
Proceeds from exercise of stock options (39,000 shares)                          204         - - - - - -                204
Tax benefits related to nonqualified stock options (Note 3)                    1,125         - - - - - -              1,125
                                                                      --------------        ------------        -----------
Balance at April 30, 1997                                                     64,886             167,005            231,891
Net income                                                               - - - - - -              33,467             33,467
Payment of dividends (5 3/4 cents per share)                             - - - - - -              (3,020)            (3,020)
Proceeds from exercise of stock options (117,600 shares)                         916         - - - - - -                916
Tax benefits related to nonqualified stock options (Note 3)                      120         - - - - - -                120
                                                                      --------------        ------------        -----------
Balance at April 30, 1998                                                     65,922             197,452            263,374
Net income                                                               - - - - - -              40,237             40,237
Payment of dividends (6 cents per share)                                 - - - - - -              (3,159)            (3,159)
Proceeds from exercise of stock options (111,500 shares)                       1,091         - - - - - -              1,091
Tax benefits related to nonqualified stock options (Note 3)                      325         - - - - - -                325
                                                                      --------------        ------------        -----------
Balance at April 30, 1999                                             $       67,338        $    234,530        $   301,868
===========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                                                  YEARS ENDED APRIL 30
                                                                     --------------------------------------------
                                                                        1999              1998             1997
                                                                     ---------          --------         --------
CASH FLOWS FROM OPERATIONS:
     Net income                                                      $  40,237          $ 33,467         $ 27,010
     Adjustments to reconcile net income to net
       cash provided by operations:
        Depreciation and amortization                                   33,941            30,354           26,883
        Deferred income taxes                                            6,511             5,422            6,600
        Changes in assets and liabilities:
              Receivables                                                 (285)              165              (22)
              Inventories                                               (8,004)           (2,677)          (4,086)
              Prepaid expenses                                              (9)               19            3,002
              Accounts payable                                             482             6,537            1,018
              Accrued expenses                                             635             2,199              517
              Income taxes payable                                      (1,598)               66            5,559
        Other, net                                                       2,538             3,025            1,221
                                                                     ---------          --------         --------
Net cash provided by operations                                         74,448            78,577           67,702
CASH FLOWS FROM INVESTING:
     Purchase of property and equipment                                (97,703)          (85,276)         (66,722)
     Purchase of investments                                           (15,539)           (7,466)         (11,757)
     Sale of investments                                                 7,699            10,345           20,292
                                                                     ---------          --------         --------
Net cash used in investing activities                                 (105,543)          (82,397)         (58,187)
CASH FLOWS FROM FINANCING:
     Proceeds from long-term debt                                       50,000            18,000           15,000
     Payments of long-term debt                                         (5,724)          (24,952)         (13,448)
     Net activity of short-term debt                                    (9,200)           13,800          (18,225)
     Proceeds from exercise of stock options                             1,091               916              204
     Payments of cash dividends                                         (3,159)           (3,020)          (2,622)
                                                                     ---------          --------         --------
Net cash provided by (used in) financing activities                     33,008             4,744          (19,091)
                                                                     ---------          --------         --------
Net increase (decrease) in cash and cash equivalents                     1,913               924           (9,576)
Cash and cash equivalents at beginning of year                           4,022             3,098           12,674
                                                                     ---------          --------         --------
Cash and cash equivalents at end of year                             $   5,935          $  4,022         $  3,098
=================================================================================================================



SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid during the year for:
     Interest (net of amount capitalized)                            $   7,542          $  6,675         $  7,102
     Income taxes                                                       19,093            14,585            1,043
Noncash investing and financing activities:
     Property and equipment acquired through
        capital lease obligations and an
        installment purchase                                             2,980                80           ------
     Increase in Common Stock and decrease in
        income taxes payable due to tax benefits
        related to nonqualified stock options (Note 3)                     325               120            1,125
=================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



1. SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS - Casey's General Stores, Inc. and Subsidiaries (the Company) operates 1,183 convenience stores in 9 midwestern states. At April 30, 1999, the Company owned or leased 1,022 of these stores with 161 stores being owned or leased by franchisees. The stores are located primarily in smaller communities, a majority with populations of fewer than 5,000. Sales in 1999 were distributed as follows: gasoline - 55% and grocery and other - 45%. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

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

INVESTMENTS - Investments consist of treasury notes and investment-grade bonds. The investments are stated at cost plus accrued interest, which approximates market.

Long-term investments are classified as available for sale and maturities were as follows at April 30, 1999:

                 Due after 1 year through 10 years        $ 5,640
                 Due after 10 years                         1,000
                                                          -------
                                                          $ 6,640
                                                          =======

INVENTORIES - Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market, which, as to merchandise in stores, is determined by the retail method. Cost is determined using the last-in, first-out
(LIFO) method. Such inventory value is approximately $11,200 and $7,232 below replacement cost as of April 30, 1999 and 1998, respectively.

DEPRECIATION AND AMORTIZATION - Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings                                                 25-40 Years
Machinery and equipment                                   5-30 Years
Leasehold interest in property and equipment              Lesser of term of lease or life of asset
Leasehold improvements                                    Lesser of term of lease or life of asset

EXCISE TAXES - Excise taxes approximating $244,000, $219,000 and $196,000 collected from customers on retail gasoline sales are included in net sales for 1999, 1998 and 1997, respectively.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


STOCK OPTION PLAN - The Company has elected the pro forma disclosure option of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company will continue applying the accounting treatment prescribed by the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees. Pro forma net earnings and pro forma net earnings per common share have been provided as if SFAS No. 123 were adopted for all stock-based compensation plans.

EARNINGS PER COMMON SHARE - Basic earnings per share have been computed by dividing net income by the weighted-average outstanding common shares during each of the years. Diluted earnings per share has been calculated by also including in the computation the effect of stock options granted as potential common shares.

ENVIRONMENTAL REMEDIATION LIABILITIES - The Company accounts for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, Environmental Remediation Liabilities. SOP 96-1 requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, Accounting for Contingencies, have been met. The guidance provided by the SOP is consistent with the Company's current method of accounting for environmental remediation costs as described in Note 9.


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

NOTES PAYABLE TO BANKS - The carrying amount approximates fair value due to variable interest rates on these notes. At April 30, 1999 and 1998, notes payable to banks consisted of $37,000 in lines of credit with balances owed of $7,400 and $16,600, respectively. Within the notes payable to banks, $7,400 on a $25,000 line of credit is due on demand. The weighted average interest rate was 5.69% at April 30, 1999 and 6.25% at April 30, 1998.

LONG-TERM DEBT - The fair value of the Company's long-term debt, excluding capital lease obligations, is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt, excluding capital lease obligations, was approximately $127,000 and $83,000, respectively, at April 30, 1999 and 1998.

Interest expense is net of interest income of $563, $681 and $1,201 for the years ended April 30, 1999, 1998 and 1997, respectively. Interest expense in the amount of $574, $847 and $717 was capitalized during the years ended April 30, 1999, 1998 and 1997, respectively.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Long-term debt, at carrying value, consists of the following:                     APRIL 30
                                                                           -----------------------
                                                                              1999         1998
                                                                           ---------    ----------
Capitalized lease obligations, discounted at rates of
     7.3% to 15.2%, due in various monthly installments
     through 2008 (Note 6)                                                 $   6,212    $    4,608

Mortgage notes payable due in various monthly installments
     through 2004 with interest at 6.0% to 9.4%                               10,403        11,751

7.70% Senior Notes due in 40 quarterly installments beginning in
     March 1995                                                               17,250        20,250

7.38% Senior Notes due in 21 semi-annual installments beginning
     in December 2010                                                         30,000        30,000

6.55% Senior Notes due in five annual installments beginning
     in December 1999                                                         18,000        18,000

Senior Notes due in various installments through
     2019 with interest at 6.18% to 7.23%                                     50,000     - - - - -
                                                                           ---------    ----------
                                                                             131,865        84,609
Less current maturities                                                        9,352         5,515
                                                                           ---------    ----------
                                                                           $ 122,513    $   79,094
==================================================================================================

Mortgage notes payable includes a Secured Promissory Note, Mortgage and Security Agreement with a balance of $10,320 and $11,637 at April 30, 1999 and 1998, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments and is secured by property with a depreciated cost of approximately $13,100 at April 30, 1999.

Various debt agreements contain certain operating and financial covenants. Aggregate maturities of long-term debt, including capitalized lease obligations, during the four years commencing May 1, 2000 and thereafter are:

                YEAR ENDING APRIL 30
                --------------------
                        2001                   $   9,529
                        2002                       9,639
                        2003                       9,767
                        2004                      14,565
                     Thereafter                   79,013
                                               ---------
                                               $ 122,513
                                               =========


3. PREFERRED AND COMMON STOCK

PREFERRED STOCK - The Company has 1,000,000 authorized shares of preferred stock, none of which have been issued.

COMMON STOCK - The Company currently has 120,000,000 authorized shares of Common Stock.

COMMON SHARE PURCHASE RIGHTS - On June 14, 1989, the Board of Directors adopted a Shareholder Rights Plan (Rights Plan), providing for the distribution of one Common Share Purchase Right for each share of Common Stock outstanding. The Rights generally become exercisable 10 days following a public announcement that 15% or more of the Company's Common Stock has been acquired or such an intent to acquire has become apparent. The Rights will expire on the earlier of June 14, 2009 or redemption by the Company. Certain terms of the Rights are subject to adjustment to prevent dilution. Further description and terms of the Rights are set forth in the amended Rights Agreement between the Company and UMB Bank, n.a. as Rights Agent.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


STOCK OPTION PLAN - Under an incentive stock option plan, options can be granted to certain officers and key employees to purchase an aggregate of 4,560,000 shares of Common Stock at option prices not less than the fair market value of the stock (110% of fair market value as to holders of 10% or more of the Company's stock) at the date the options are granted. Options for 1,001,664 shares were available for grant at April 30, 1999 and options for 811,900 shares (which expire between 2001-2008) were outstanding. The per share weighted-average fair value of the stock options granted during 1999, 1998 and 1997 was $12.81, $11.33 and $7.11, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999 - expected dividend yield .47%, risk-free interest rate of 5.9%, estimated volatility of 50% and an expected life of 4.5 years; 1998 - expected dividend yield .61%, risk-free interest rate of 6.2%, estimated volatility of 20% and an expected life of 7.5 years; 1997 - expected dividend yield .53%, risk-free interest rate of 5.2%, estimated volatility of 15% and an expected life of 7.5 years.

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

                                               1999        1998        1997
                                               ----        -----       ----
Net income                   As reported     $ 40,237    $ 33,467    $ 27,010
                             Pro forma         39,957      32,663      26,581

Basic earnings per share     As reported     $    .76    $    .64    $    .51
                             Pro forma            .76         .62         .50

Pro forma net income reflects only options granted in the years ended April 30, 1999, 1998 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options` expected life and compensation cost for options granted prior to May 1, 1995 is not considered.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Stock option activity during the periods indicated is as follows:

                                           Number of         Weighted-Average
                                             Shares           Exercise Price
                                           ---------         ----------------
Balance at April 30, 1996                   633,000             $    8.07
        Granted                             108,000                  9.07
        Exercised                           (39,000)                 5.24
        Forfeited                           (23,000)                10.25
                                           --------             ---------

Balance at April 30, 1997                   679,000                  8.31
        Granted                             372,000                 11.09
        Exercised                          (117,600)                 7.79
        Forfeited                           (18,000)                10.80
                                           --------             ---------

Balance at April 30, 1998                   915,400                  9.56
        Granted                               8,000                 12.81
        Exercised                          (111,500)                 9.78
                                           --------             ---------

Balance at April 30, 1999                   811,900             $    9.56
                                           ========             =========


At April 30, 1999, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $3.84-$12.81 and 6.44 years, respectively. The number of shares and weighted-average remaining

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

contractual life of the options by range of applicable exercise prices at April 30, 1999 is as follows:


             Range of                       Number                 Weighted-Average            Weighted-Average Remaining
          Exercise Prices                  of Shares                Exercise Price              Contractual Life (Years)
          ---------------                  ---------               ----------------            --------------------------
       $   3.84   -    6.80                172,250                  $    5.00                             4.15
           8.94   -    9.44                 56,000                       8.99                             7.40
          10.25   -   10.69                243,600                      10.33                             6.34
          11.38   -   12.81                340,050                      11.41                             8.27
                                           -------
                                           811,900
                                           =======

4. EARNINGS PER SHARE

A summary of the basic and diluted earnings per share computations for the years ended April 30, 1999, 1998 and 1997 is presented below:


                              FOR THE YEAR ENDED           1999 FOR THE YEAR ENDED 1998      FOR THE YEAR ENDED 1997
                          Net earnings  Shares Per share  Net earnings Shares Per share     Net earnings Shares Per share
                          (numerator)(denominator)amount  (numerator)(denominator)amount    (numerator)(denominator)amount
Basic EPS
Net earnings available
to common shareholders    $ 40,237   52,664,912  $ .76     $ 33,467    52,537,954   $ .64       $ 27,010  52,456,746  $.51
Effect of dilutive
securities Common
stock options             - - - -       265,589            - - - -        387,182                - - - -     109,474
                          ----------------------------     ------------------------------       --------------------------
Diluted EPS               $ 40,237   52,930,501  $ .76     $  33,467   52,925,136   $ .63       $ 27,010  52,566,220  $.51
===========================================================================================================================

5. INCOME TAXES

 Income tax expense attributable to income from operations is comprised of the following components:

                                                                             YEAR ENDED APRIL 30
                                                                -------------------------------------------------------
                                                                   1999                  1998                   1997
                                                                ----------           ----------               ---------
Current tax expense:     Federal                                $   15,280           $   12,460               $   8,687
                         State                                       2,350                2,199                     915
                                                                ----------           ----------               ---------
                                                                    17,630               14,659                   9,602
Deferred tax expense                                                 6,511                5,422                   6,600
                                                                ----------           ----------               ---------
Total income tax provision                                      $   24,141           $   20,081               $  16,202
===========================================================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                                AS OF APRIL 30
                                                               --------------------------------------------------------
                                                                   1999                 1998                   1997
                                                               -----------          -----------             -----------
Deferred tax assets:
                         Accrued liabilities                   $     3,451           $    3,316              $   3,313
                         Deferred compensation                       1,204                1,005                    841
                         Other                                       1,162                  731                    511
                                                               -----------           ----------              ---------
                         Total gross deferred tax assets             5,817                5,052                  4,665
                                                               -----------           ----------              ---------
Deferred tax liabilities:
                         Excess of tax over book depreciation      (53,983)             (45,869)               (40,029)
                         Other                                         (33)                (871)                  (902)
                                                               -----------           ----------              ---------
                         Total gross deferred tax liabilities      (54,016)             (46,740)               (40,931)
                                                               -----------           ----------              ---------
Net deferred tax liability                                     $   (48,199)          $  (41,688)             $ (36,266)
===========================================================================================================================

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

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted by applying the statutory U.S. federal income tax rates to income before income taxes for the following reasons:

                                                                                YEAR ENDED APRIL 30
                                                                 -----------------------------------------
                                                                 1999              1998               1997
                                                                 ----              ----               ----
Income taxes at the statutory rates                              35.0%             35.0%              35.0%
State income taxes, net of federal tax benefit                    2.3               3.1                2.7
Other                                                              .2               (.6)               (.2)
                                                                 ----              ----               ----
                                                                 37.5%             37.5%              37.5%
===========================================================================================================

6. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and generally call for payment of property taxes, insurance and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

                                                        ASSET BALANCES AT APRIL 30
                                                     ------------------------------
                                                         1999             1998
                                                      ----------        ----------
Real estate                                           $    8,009        $    8,050
Equipment                                                  4,485             4,502
                                                      ----------        ----------
                                                          12,494            12,552
Less accumulated amortization                              6,785             8,649
                                                      ----------        ----------
                                                      $    5,709         $   3,903
===========================================================================================================

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 1999:


     YEAR ENDING APRIL 30                            CAPITAL LEASES     OPERATING LEASES
----------------------------                         --------------     ----------------
              2000                                    $    1,763         $         350
              2001                                         1,681                   309
              2002                                         1,547                   283
              2003                                         1,402                   260
              2004                                           925                   225
              Thereafter                                     271                   959
                                                       ---------          ------------
     Total minimum lease payments                          7,589         $       2,386
     Less amount representing interest                     1,377          ============
                                                       ---------
     Present value of net minimum lease payments      $    6,212
===========================================================================================================

The total rent expense under operating leases was $843 in 1999, $1,060 in 1998 and $804 in 1997.

7.  BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN - The Company has an Employees' Stock Ownership Plan and Trust (Plan) which covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of Common Stock. The discretionary contribution is allocated to participants using a formula based on compensation. Plan expense was $150 for the year ended April 30, 1998 and there was no Plan expense for the years ended April 30, 1999 and 1997.

On April 30, 1999, the Company had 4,372 full-time employees and 6,996 part-time employees, of which approximately 3,600 were participants in the Plan. As of that same date, the Trustee under the Plan held 3,759,563 shares of Common Stock in trust for participants in the Plan and may distribute such shares to eligible participants upon death, disability, retirement or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


401(k) PLAN - The Company has a defined contribution 401(k) plan which covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $1,427, $1,290 and $1,184 for the years ended April 30, 1999, 1998 and 1997, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN - The Company has a non-qualified supplemental executive retirement plan (SERP) for three of its executive officers. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to one-half of the base compensation until death of the officer. If death occurs within 20 years of retirement, the benefits become payable to the officer's spouse for the shorter of the period until the spouse's death or a period not to exceed 20 years from the date of the officer's retirement. The Company is accruing for the deferred compensation over the expected term of employment.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8. COMMITMENTS

The Company has entered into employment agreements with three of its executive officers. The agreements provide that the three officers will receive aggregate base compensation of $1,050 per year exclusive of bonuses. These agreements also provide for certain payments in the case of death or disability of the officers.

The Company also has entered into "change of control" employment agreements with 12 other key employees, providing for certain payments in the event of their termination following a change of control of the Company.

9. CONTINGENCIES

ENVIRONMENTAL COMPLIANCE - The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection to comply with existing regulations has been completed. The Company has accrued a liability at April 30, 1999 and 1998 of approximately $500 and $1,600, respectively, within other accrued expenses for estimated expenses related to corrective action or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations, or amendments to the existing regulations, could result in future revisions to such estimated expenditures.

LEGAL MATTERS - The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of all such matters is not expected to have a material effect on the financial position of the Company.

OTHER - At April 30, 1999, the Company is partially self-insured for workman's compensation claims, in all states except Iowa. The Company is also partially self-insured for general liability and auto liability under an agreement which provides for annual stop-loss limits equal to or exceeding approximately $1,100. Letters of credit approximating $2,100 were issued and outstanding at April 30, 1999, on the insurance company's behalf to facilitate this agreement. The Company is self-insured for Iowa workman's compensation claims at April 30, 1999. Approximately $1,400 of investments are in escrow as required by this state. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 1999 and 1998, the Company has accrued $6,500 and $5,600, respectively, within other accrued expenses for estimated claims relating to self insurance.

INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
CASEY'S GENERAL STORES, INC.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1999 in conformity with generally accepted accounting principles.



KPMG LLP


DES MOINES, IOWA
JUNE 14, 1999

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

The following tables set forth, for the periods indicated, the Company's net sales and gross profits according to its major revenue categories, and average sales and earnings information for Company and Franchised Stores:


                                                                                 YEARS ENDED APRIL 30
                                                            ---------------------------------------------------------------
                                                                1999                      1998                      1997
                                                            -----------               -----------              ------------
NET SALES (1):
     RETAIL SALES:
         Grocery and general merchandise                    $   507,422               $   438,780              $    386,656
         Gasoline                                               662,124                   671,942                   643,005
                                                            -----------               -----------              ------------
                                                            $ 1,169,546               $ 1,110,722              $  1,029,661
                                                            ===========               ===========              ============

     WHOLESALE SALES:
         Grocery and general merchandise                    $    44,731               $    39,670              $     39,778
         Gasoline                                                23,080                    25,749                    28,007
                                                            -----------               -----------              ------------
                                                            $    67,811               $    65,419              $     67,785
                                                            ===========               ===========              ============
GROSS PROFITS (2):
     RETAIL SALES:
         Grocery and general merchandise                    $   203,843               $   181,718              $    156,656
         Gasoline                                                72,925                    64,781                    55,192
                                                            -----------               -----------              ------------
                                                            $   276,768               $   246,499              $    211,848
                                                            ===========               ===========              ============
     WHOLESALE SALES:
         Grocery and general merchandise                    $     1,563               $     1,344              $      1,351
         Gasoline                                                   766                       767                       882
                                                            -----------               -----------              ------------
                                                            $     2,329               $     2,111              $      2,233
                                                            ===========               ===========              ============


    INDIVIDUAL STORE INFORMATION (3)

                                                                                 YEARS ENDED APRIL 30
                                                            ---------------------------------------------------------------
                                                                1999                      1998                      1997
                                                            -----------               -----------              ------------
COMPANY STORES:
     Average retail sales                                   $     1,198               $     1,225              $      1,226
     Average retail sales of grocery and
         general merchandise                                        521                       485                       463
     Average gross profit on grocery and
         general merchandise                                        200                       191                       179
     Average retail sales of gasoline                               677                       740                       763
     Average gross profit on gasoline (4)                            75                        72                        66
     Average operating income (5)                                    93                        89                        78
     Average number of gallons sold                                 707                       669                       644
FRANCHISED STORES:
     Average franchise revenue (6)                          $        34               $        31              $         30

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


FISCAL 1999 COMPARED TO FISCAL 1998

Net sales for fiscal 1999 increased by $64,171 (5.4%) over fiscal 1998. Retail gasoline sales decreased by $9,818 (1.5%) as the number of gallons sold increased by 83,792,956 (13.8%). During fiscal 1999, retail sales of grocery and general merchandise increased by $68,643 (15.6%) due to the net addition of 76 Company Stores and a greater number of stores in operation for at least three years.

Cost of goods sold as a percentage of net sales was 76.9% for fiscal 1999 compared to 78.4% for the prior year. This result occurred because the gross profit margin on retail gasoline sales increased. However, this increase was partially offset by the gross profits on retail sales of grocery and general merchandise (to 40.2%) from the prior year (41.4%).

Operating expenses as a percentage of net sales were 15.1% for fiscal 1999 compared to 14.5% for the prior year. The increase in operating expenses as a percentage of net sales was caused primarily by a decrease in the average retail price per gallon of gasoline sold.

Average operating income per Company Store increased by $4 (4.5%), primarily as the result of an increase in the gross profit margins on retail gasoline sales.

Net income increased by $6,770 (20.2%). The increase in net income was attributable primarily to increases in gross profit margins on gasoline and an increased number of stores in operation for at least three years.


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

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash and cash provided by operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by the relatively rapid turnover of inventory. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 1999, the Company's ratio of current assets to current liabilities was
 .84 to 1. Management believes that the Company's current $37,000 bank lines of credit (aggregate amount), together with cash flow from operations, will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations decreased $4,129 (5.3%) during the year ended April 30, 1999, primarily as a result of a larger increase in inventories and a much smaller increase in accounts payable. Cash flows used in investing increased during fiscal 1999, primarily because of the purchase of property and equipment. During fiscal 1999, the Company expended approximately $98,000 for property and equipment, primarily for the construction and remodeling of Company Stores. The Company anticipates expending approximately $105,000 in fiscal 2000 for construction, acquisition and remodeling of Company Stores, primarily from funds generated by operations, existing cash and short-term investments.

As of April 30, 1999, the Company had long-term debt of $122,513, consisting of $14,250 of 7.70% Senior Notes, $30,000 of 7.38% Senior Notes, $14,400 of 6.55%
Senior Notes, $50,000 of Senior Notes with interest rates ranging from 6.18% to 7.23%, $8,925 of mortgage notes payable and $4,938 of capital lease obligations.

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

Interest on the 6.18% to 7.23% Senior Notes is payable on the 23rd day of each April and October. Principal of the 6.18% to 7.23% Senior Notes matures in various installments beginning April 23, 2004. The Company may prepay the 6.18% to 7.23% Senior Notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated as of April 15, 1999 between the Company and the purchasers of the 6.18% to 7.23% Senior Notes.

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

ENVIRONMENTAL COMPLIANCE - The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new Company Stores have been equipped with non-corroding fiberglass USTs, including many with double-wall construction, over-fill protection and electronic tank monitoring, and the Company has an active inspection and renovation program with respect to its older USTs. The Company currently has 2,113 USTs of which 1,799 are fiberglass and 314 are steel. Management of the Company currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection and overfill/spill protection to comply with the existing UST regulations has been completed. Additional regulations, or amendments to the existing UST regulations, could result in future expenditures.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In each of the years ended April 30, 1999 and 1998, the Company spent approximately $516 and $502, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs and as of June 30, 1999, a total of approximately $4,300 has been received from such programs since their inception. Such amounts are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or the applicable laws. The Company has accrued a liability at April 30, 1999, of approximately $500 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

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

YEAR 2000 - The Year 2000 issue refers to a flaw in software design that results in (a) errors when systems process dates after December 31, 1999, or (b) a failure to recognize 2000 as a leap year. The Year 2000 issue presents a unique challenge to organizations, not because it is technically difficult to resolve, but rather because it is so

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED (DOLLARS IN THOUSANDS)

YEAR 2000 - CONTINUED

difficult to manage. The problem is pervasive, existing throughout a wide variety of computing systems and hardware devices within organizations and within their supply chains; and corrective actions must be taken by a fixed point in time -- no later than January 1, 2000.

The Company has substantially completed its Year 2000 remediation effort, having begun this process in 1995. The Company expects to see little, if any, direct impact on operations given the nature of the business and the Company's business relationships, the corrective steps taken to date, and the contingency plans being put in place throughout 1999. Additionally, the Company has long had a policy of aggressively investing in and adopting new technologies. As a result, many of the Company's core and end-user systems were developed or delivered in Year 2000 compliant form, greatly reducing the number of non-compliant legacy systems requiring corrective measures.

Management has established a committee to direct the Company's compliance activities. The committee meets on a regular basis and provides periodic reports to the Board of Directors. The committee has segregated the Company's work on the Year 2000 issue into four phases: 1) inventory, 2) assessment, 3) remediation, and 4) testing. The committee reported that the inventory, assessment, and remediation phases for the core-processing infrastructure and for core business applications were substantially completed by April 30, 1999. Integration testing of core applications and infrastructure began in January, 1999, and is expected to be completed by the end of August, 1999.

By Dec. 31, 1998, the Company had completed an inventory of personal computer, office automation, and telecommunication equipment. Inventory of building systems was in progress. Assessments had been substantially completed for the components surveyed by the end of April 30, 1999. At this point in time, the Company estimates that a small percentage of the equipment inventory will require remediation and that upgrades or replacements will be completed by the end of August 1999.

Total costs to address Year 2000 issues, which are not expected to be material, consist primarily of costs for software remediation activities and expected costs to replace noncompliant hardware components. These costs are being funded through earnings.

The Company is also in the process of analyzing the Year 2000 readiness of material third parties (suppliers and service providers). On the basis of research to date, the Company believes that the greatest potential for disruption lies not in the Company's internal systems but rather in the external systems of the Company's suppliers and service providers. The Company believes, however, that through contingency planning, the Company can minimize the impact of any such disruptions by material third parties on its store operations.

Some of the unique factors of the Year 2000 issue which could impact the Company's performance include the inability of third parties to timely complete any necessary remediation measures, the impacts of the failure of businesses other than the Company or its immediate suppliers that would ultimately have an impact on the Company, the failure of governmental agencies to properly address their own Year 2000 compliance, or misrepresentations of readiness by suppliers, vendors or service providers.

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments and all hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. For derivatives that qualify as effective hedges, the change in fair value will have no impact on earnings until the hedged item affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value will affect current period earnings. At April 30, 1999, the Company had no derivative instruments.

SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


STATEMENT OF INCOME DATA
                                                                            YEARS ENDED APRIL 30
                                               ----------------------------------------------------------------------------
                                                   1999              1998             1997            1996           1995
                                                ----------       -----------      -----------      ---------      ---------
Net sales                                      $ 1,251,057      $  1,186,885     $  1,109,002     $  954,764     $  848,843
Franchise revenue                                    5,433             5,106            5,206          5,384          5,269
                                                ----------       -----------      -----------      ---------      ---------
                                                 1,256,490         1,191,991        1,114,208        960,148        854,112
Cost of goods sold                                 961,853           930,513          886,349        748,183        665,925
Operating expenses                                 189,284           171,652          151,774        138,581        123,004
Depreciation and amortization                       33,941            30,354           26,883         24,655         22,237
Interest, net                                        7,034             5,924            5,990          5,730          5,590
                                                ----------       -----------      -----------      ---------      ---------
Income before income taxes                          64,378            53,548           43,212         42,999         37,356
Provision for income taxes                          24,141            20,081           16,202         16,232         14,475
                                                ----------       -----------      -----------      ---------      ---------
Net income                                     $    40,237      $     33,467     $     27,010     $   26,767     $   22,881
===========================================================================================================================

Net income per share - basic                   $       .76      $        .64     $        .51     $      .51     $      .44

===========================================================================================================================

Weighted average number of common
     shares outstanding - basic                     52,665            52,538           52,457         52,221         51,934

Dividends paid per common share                $       .06      $      .0575     $        .05     $    .0475     $      .04


---------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA


                                                                           AS OF APRIL 30
                                               ----------------------------------------------------------------------------
                                                    1999             1998            1997             1996           1995
                                                ----------       ----------      ----------       ---------      ----------
Current assets                                 $    70,207      $    52,524     $    54,674      $   70,011     $   43,191
Total assets                                       562,860          479,974         427,045         404,835        345,159
Current liabilities                                 83,819           89,988          73,787          82,927         76,971
Long-term debt                                     122,513           79,094          79,685          81,249         59,963
Shareholders' equity                               301,868          263,374         231,891         206,175        179,672

QUARTERLY FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                       YEAR ENDED APRIL 30, 1999                              YEAR ENDED APRIL 30, 1998
                     -------------------------------------------------------  -----------------------------------------------------
                        FIRST     SECOND      THIRD     FOURTH      TOTAL      FIRST     SECOND      THIRD     FOURTH      TOTAL
                       QUARTER    QUARTER    QUARTER    QUARTER     YEAR      QUARTER    QUARTER    QUARTER    QUARTER     YEAR
Net sales            $  332,446  $ 322,370  $ 291,561  $ 304,680  $1,251,057  $ 320,654  $ 317,436  $ 276,927  $ 271,86 8$1,186,885
Gross profit (A)         73,998     76,959     72,627     65,620     289,204     66,373     68,261     63,109    58,629     256,372
Net income           $   12,497  $  12,627  $   8,896  $   6,217  $   40,237  $  10,541  $  10,808  $   7,363  $  4,755 $    33,467
                     =======================================================  =====================================================
Earnings per
 common share
   Basic             $      .24  $     .24  $     .17  $     .12  $      .76  $     .20  $     .21  $     .14  $    .09 $       .64
   Diluted           $      .24  $     .24  $     .17  $     .12  $      .76  $     .20  $     .20  $     .14  $    .09 $       .63
                     =======================================================  =====================================================

(A) Before charge for depreciation and amortization.


COMMON STOCK DATA


The following table sets forth for the calendar periods indicated the high and low sale prices per share of Common Stock as reported on the NASDAQ National Market System through June 30, 1999.


CALENDAR 1997                                                                HIGH                                     LOW
--------------------------------------------------------------------------------------------------------------------------------
     First Quarter                                                       $    10 5/16                              $      8 3/8
     Second Quarter                                                           11 1/2                                      9 1/4
     Third Quarter                                                            12 1/2                                     10 3/4
     Fourth Quarter                                                           12 13/16                                   11 1/2
CALENDAR 1998
--------------------------------------------------------------------------------------------------------------------------------
     First Quarter                                                            16 3/8                                     12 3/4
     Second Quarter                                                           18 1/4                                     13 5/8
     Third Quarter                                                            17 1/2                                     12 1/4
     Fourth Quarter                                                           15 5/8                                     12 1/4
CALENDAR 1999
--------------------------------------------------------------------------------------------------------------------------------
     First Quarter                                                            15 5/8                                     12 9/16
     Second Quarter                                                           15 1/8                                     12 1/4
--------------------------------------------------------------------------------------------------------------------------------

On July 6, 1999, the last reported sales price of the Company's Common Stock was $16 per share. On July 6, 1999, there were 3,212 holders of record of the Common Stock.

The Company commenced paying cash dividends during fiscal 1991. On June 11, 1999, the Board of Directors declared a 1 1/2 cents per share dividend for shares held of record on August 2, 1999. The dividend is payable on August 16, 1999. The Company currently intends to pay comparable cash dividends on a quarterly basis in the future.