Form 10-K405, Exhibit 13
period 2000-04-30
CASEYS GENERAL STORES INC
filed 2000-07-27
CIK 726958

                                                                     Exhibit 13

Financial
  information

         -------------------------------------------------------------------
                            SELECTED FINANCIAL DATA
         -------------------------------------------------------------------
               (Dollars in thousands, except per share amounts)

         STATEMENT OF
         INCOME DATA

         Years ended April 30,                    2000           1999           1998           1997           1996
         Net sales                        $  1,648,195    $ 1,251,057    $ 1,186,885    $ 1,109,002     $  954,764
         Franchise revenue                       5,268          5,433          5,106          5,206          5,384
                                          ------------    -----------    -----------    -----------     ----------
                                             1,653,463      1,256,490      1,191,991      1,114,208        960,148

         Cost of goods sold               $  1,322,830    $   961,853    $   930,513    $   886,349       $748,183
         Operating expenses                    220,356        189,284        171,652        151,774        138,581
         Depreciation and amortization          38,208         33,941         30,354         26,883         24,655
         Interest, net                           9,254          7,034          5,924          5,990          5,730

         Income before income taxes             62,815         64,378         53,548         43,212         42,999
         Provision for income taxes             23,367         24,141         20,081         16,202         16,232
                                          ------------    -----------    -----------    -----------     ----------
         Net income                       $     39,448    $    40,237    $    33,467    $    27,010     $   26,767

         Net income per share--basic      $       0.76    $      0.76    $      0.64    $      0.51     $     0.51

         Weighted average number of
         common shares outstanding--basic       51,915         52,665         52,538         52,457         52,221

         Dividends paid per common share  $       0.06    $      0.06    $    0.0575    $      0.05     $   0.0475

         BALANCE
         SHEET DATA

         As of April 30,                          2000           1999           1998           1997           1996
         Current assets                   $    75,061     $  70,207      $   52,524     $   54,674      $    70,011
         Total assets                         623,565       562,860         479,974        427,045          404,835
         Current liabilities                  140,651        83,819          89,988         73,787           82,927
         Long-term debt                       112,896       122,513          79,094         79,685           81,249
         Shareholders' equity                 308,762       301,868         263,374        231,891              206

Financial Information
16

               Management's Discussion and Analysis of Financial
                   ----------------------------------------
                      CONDITION AND RESULTS OF OPERATIONS
                   ----------------------------------------
                       (Dollars and amounts in thousands)

The following tables set forth the Company's net sales and gross profits according to its major revenue categories and average sales and earnings information for corporate and franchise stores:

COMPANY NET SALES
AND GROSS PROFITS

Years ended April 30,                                 2000         1999          1998
Net sales (1)
Retail sales
Inside (nongas)                                $   618,454   $  507,422    $  438,780
Gasoline                                           934,456      662,124       671,942
                                               -----------   ----------    ----------
                                               $ 1,552,910   $  169,546    $1,110,722

Wholesale sales

Inside (nongas)                                $    48,961   $   44,731    $   39,670
Gasoline                                            30,525       23,080        25,749
                                               -----------   ----------    ----------
                                               $    79,486   $   67,811    $   65,419

Gross profits (2)
Retail sales
Inside (nongas)                                $   233,035   $   203,843   $  181,718
Gasoline                                            77,080        72,925       64,781
                                               -----------   -----------   ----------
                                               $   310,115   $   276,768   $  246,499

Wholesale sales
Inside (nongas)                                $     2,566   $     1,563   $    1,344
Gasoline                                               835           766          767
                                               -----------   -----------   ----------
                                               $     3,401   $     2,329   $    2,111

SAME-STORE
COMPARISONS (3)

Years ended April 30,                                 2000          1999         1998
Corporate stores
Average retail sales                           $     1,457   $     1,198   $    1,225
Average retail inside (nongas) sales                   583           521          485
Average gross profit on inside (nongas) items          212           200          191
Average retail sales of gasoline                       874           677          740
Average gross profit on gasoline (4)                    74            75           72
Average operating income (5)                            91            93           89
Average number of gallons sold                         734           707          669

Franchise stores
Average franchise revenue (6)                  $        35   $        34   $       31

(1) Net sales excludes franchise revenue and charges to franchisees for certain maintenance, transportation, and construction services provided by the Company.

(2)  Gross profits represent net sales less cost of goods sold.

(3) Same-store comparisons include only those stores that had been in operation for at least one full year on April 30 of the fiscal year indicated.

(4) Retail gasoline profit margins have a substantial impact on the Company's net income. Profit margins on gasoline sales can be adversely affected by factors beyond the control of the Company, including oversupply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on the Company's earnings.

(5) Average operating income represents retail sales less cost of goods sold, including cost of merchandise, financing costs, and operating expenses attributable to a particular store; it excludes federal and state income taxes, operating expenses of the Company not attributable to a particular store, and payments by the Company to its benefit plans.

(6) Average franchise revenue includes a royalty fee equal to 3% of gross receipts derived from store sales of nongasoline items, a royalty fee of $0.018 per gallon on gasoline sales, and sign and facade rental fees.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Casey's derives its revenue from retail sales of food (including freshly prepared foods such as pizza, doughnuts, and sandwiches), beverages, and nonfood products such as health and beauty aids, tobacco products, automotive products, and gasoline by corporate stores and from wholesale sales of certain merchandise and gasoline to franchise stores. The Company also generates revenues from continuing monthly royalties based on sales by franchise stores; sign and facade rental fees; and the provision of certain maintenance, transportation, and construction services to the Company's franchisees. A typical store is generally not profitable for its first year of operation due to start-up costs and will usually attain representative levels of sales and profits during its second or third year of operation.

FISCAL 2000 COMPARED WITH FISCAL 1999

Net sales for fiscal 2000 increased 31.7% to $1,648,195, primarily due to a 24.8% increase in gas prices, a 49.8% increase in cigarette sales, and the net addition of 97 corporate stores. Retail gasoline sales for the fiscal year were $934,456, an increase of 41.1%, and gallons sold increased 13.1% to 783 million.

Cost of goods sold as a percentage of sales was 80.3% for fiscal 2000 compared with 76.9% for the prior year. The increase was caused by a reduction in gas margin to 8.2% of sales in fiscal 2000 from 11.0% in fiscal 1999. It was also affected by the reduction in the grocery & other merchandise margin to 32.9% from 35.7%, primarily attributed to lower cigarette margins caused by higher costs.

Operating expenses increased 16.4% in fiscal 2000, driven by higher wages and benefits, by increased bank fees resulting from customers' greater use of credit cards, and by the increase in the number of corporate stores. Higher sales reduced the operating expense ratio to 13.4% of sales in fiscal 2000 from 15.1% the prior year.

Net income decreased slightly to $39,448 in fiscal 2000 from $40,237 in fiscal 1999. The decrease was the result of the combination of lower gasoline and cigarette margins and higher expenses.

Shareholders' equity increased 2.3%, constrained by the repurchase of 3.3 million shares of common stock during the year at an average cost of $9.08 per share.

Current liabilities increased $56,832 during fiscal 2000, primarily due to the increase in corporate stores and the stock repurchase. Notes payable of $45,950 were repaid from the proceeds of long-term debt issued after the close of the fiscal year.
(See Subsequent Event.)

FISCAL 1999 COMPARED WITH FISCAL 1998

Net sales for fiscal 1999 increased by $64,171 (5.4%) over fiscal 1998's. Retail gasoline sales decreased by $9,818 (1.5%) as the number of gallons sold increased by 83,792,956 (13.8%). During fiscal 1999, retail inside (nongas) sales increased by $68,643 (15.6%) due to the net addition of 76 corporate stores and a greater number of stores in operation for at least 3 years.

Cost of goods sold as a percentage of net sales was 76.9% for fiscal 1999 compared with 78.4% for the prior year. This result occurred because the gross profit margin on retail gasoline sales increased. This increase was partially offset by the gross profits on retail inside sales (to 40.2%) from the prior year (41.4%).

Operating expenses as a percentage of net sales were 15.1% for fiscal 1999 compared with 14.5% for the prior year. The increase in operating expenses as a percentage of net sales was caused primarily by a decrease in the average retail price per gallon of gasoline sold.

Average operating income per corporate store increased by $4 (4.5%), primarily as the result of an increase in the gross profit margins on retail gasoline sales.

Net income increased by $6,770 (20.2%). The increase in net income was attributable primarily to increases in gross profit margins on gasoline and an increased number of stores in operation for at least 3 years.

Financial Information
18

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash; cash from operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 2000, the Company's ratio of current assets to current liabilities was .53 to 1. Management believes the Company's current $90,000 bank lines of credit (aggregate amount) together with cash flow from operations will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations increased 46.4% to $34,534 during the year ended April 30, 2000, primarily as a result of a decrease in inventories and an increase in accounts payable. Cash flows used in investing decreased during fiscal 2000, primarily because of the smaller purchase of investments. During fiscal 2000 the Company expended approximately $103,000 for property and equipment, primarily for the construction and remodeling of corporate stores. The Company anticipates expending approximately $90,000 for capital expenditures in fiscal 2001, primarily from funds generated by operations, existing cash, short-term investments, and the proceeds of the senior notes received May 15, 2000.

As of April 30, 2000, the Company had long-term debt of $112,896, consisting of $11,250 of 7.70% senior notes, $30,000 of 7.38% senior notes, $10,800 of 6.55%
senior notes, $50,000 of senior notes with interest rates ranging from 6.18% to 7.23%, $7,303 of mortgage notes payable, and $3,543 of capital lease obligations.

Interest on the 7.70% senior notes is payable on the 15th day of each month. Principal of the 7.70% senior notes matures in 40 quarterly installments beginning March 15, 1995. The Company may prepay the 7.70% senior notes in whole or in part at any time in an amount not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated February 1, 1993 between the Company and the purchasers of the 7.70% senior notes.

Interest on the 7.38% senior notes is payable on the 28th day of each June and December. Principal of the 7.38% senior notes matures in 21 semi-annual installments beginning December 28, 2010. The Company may prepay the 7.38% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated December 1, 1995 between the Company and the purchaser of the 7.38% senior notes.

Interest on the 6.55% senior notes is payable on the 18th day of each March, June, September, and December. Principal of the 6.55% senior notes matures in 5 annual installments beginning December 18, 1999. The Company may prepay the 6.55% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated December 1, 1997 between the Company and the purchaser of the 6.55% senior notes.

Interest on the 6.18% to 7.23% senior notes is payable on the 23rd day of each April and October. Principal of the 6.18% to 7.23% senior notes matures in various installments beginning April 23, 2004. The Company may prepay the 6.18% to 7.23% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated April 15, 1999 between the Company and the purchasers of the 6.18% to 7.23% senior notes.

To date, the Company has funded capital expenditures primarily from the proceeds of the sale of common stock, issuance of the convertible subordinated debentures (converted into shares of common stock in 1994), the senior notes, and a mortgage note and through funds generated from operations. Future capital required to finance operations, improvements, and the anticipated growth in the number of corporate stores is expected to come from cash generated by operations, existing cash, investments, and additional long-term debt or other securities as circumstances may dictate. Future capital needs are not expected to adversely affect liquidity.

Environmental Compliance--The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) response to a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new corporate stores have been equipped with noncorroding fiberglass USTs, including many with double-wall construction, overfill protection, and electronic tank monitoring. The Company has an active inspection and renovation program for its older USTs. Of the Company's 2,320 USTs, 1,998 are fiberglass and 322 are steel. Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In the years ended April 30, 2000 and 1999, the Company spent approximately $447 and $516, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs. As of June 30, 2000, a cumulative total of approximately $4,700 has been received from such programs. Reimbursements are typically subject to statutory provisions requiring repayment of such funds for noncompliance with upgrade provisions or other applicable laws. The Company accrued a liability at April 30, 2000 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

Seasonality of Sales--Sales at Casey's General Stores, Inc. historically have been strongest during the Company's first and second fiscal quarters and have become progressively weaker during its third and fourth quarters. In the warmer months of the year, which comprise the Company's first two fiscal quarters, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Difficult weather conditions in any quarter, however, may affect corporate store sales in specific regions and may have an adverse impact on net income for that period.

Inflation--The Company has generally been able to pass along inflationary increases in its costs through increased sales prices of products sold, except in those instances where doing so would have had a material adverse impact on the Company's ability to compete. Management believes inflation has not had a material impact on the operating results of the Company.

Minimum Wage Legislation--Congressional action to increase the federal minimum wage had an impact on the Company's operating results to the extent the increase in labor expenses could not be passed along to customers through price increases. Although the Company has in the past been able to, and will continue to attempt to, pass along increases in operating costs through price increases, there can be no assurance that increases in labor costs can be reflected in prices or that price increases will not diminish customer spending.

Year 2000--To date, the Company's systems have experienced no adverse impact from the transition to the Year 2000. In addition, the Company is not aware of any material Year 2000 related issues with any of its shippers, suppliers, or other third parties with whom it has business relationships. Through April 30, 2000, the Company spent less than $100,000 to address Year 2000 issues. The Company does not expect to incur any significant additional costs relating to Year 2000 issues.

Recent Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was later amended by SFAS No. 137 and SFAS No. 138. This statement as amended establishes accounting and reporting standards for derivative instruments and all hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. For derivatives that qualify as effective hedges, the change in fair value will have no impact on earnings until the hedged item affects earnings. For derivatives that are not designated as hedging instruments or for the ineffective portion of a hedging instrument, the change in fair value will affect current period earnings. At April 30, 2000, the Company had no derivative instruments.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements do not relate strictly to historical or current facts and may be identified by the use of words like plans, will, anticipates, estimates and other words of similar meaning. These statements may address, among other things, the Company's strategy for growth, product development, market position, expenditures, and financial results.

Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statements will be accurate, although the Company believes it has been reasonable in its expectations and assumptions. Investors should realize if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from projections. The Company assumes no obligation to update any forward-looking statements as a result of future events or developments.

The Company's annual report on Form 10-K for the year ended April 30, 2000 contains as an exhibit a discussion of various factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors also should understand it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

SUBSEQUENT EVENT

In May 2000, the Company issued $80 million of senior notes maturing in 2010. The notes have an average life of 7 years and have a 7.89% interest rate. The proceeds were used to repay short-term debt, and the balance was invested in short-term securities for future capital expenditures.

Financial Information
20

                       Consolidated Financial Statements

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors
and Shareholders
Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2000 and 1999 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP


KPMG LLP
Des Moines, Iowa
June 13, 2000


                 Casey's General Stores, Inc. and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS
                            (Dollars in thousands)

As of April 30,                                                 2000            1999
Assets
Current assets
   Cash and cash equivalents                                    $  15,917      $    5,935
   Short-term investments                                           7,925           8,800
   Receivables                                                      4,111           2,822
   Inventories (Note 1)                                            41,363          47,204
Prepaid expenses (Note 5)                                           5,745           5,446
                                                                ---------      ----------
Total current assets                                               75,061          70,207

Long-term investments                                           $       -      $    6,640

Other assets, net of amortization                                   1,513           1,469
Property and equipment, at cost (Note 2)
   Land                                                           107,261          92,724
   Buildings and leasehold improvements                           315,956         267,383
   Machinery and equipment                                        357,829         324,326
   Leasehold interest in property and equipment (Note 6)           11,803          12,494
                                                                ---------      ----------
                                                                  792,849         696,927

   Less accumulated depreciation and amortization                 245,858         212,383
                                                                ---------      ----------
Net property and equipment                                        546,991         484,544
                                                                ---------      ----------
Total assets                                                    $ 623,565      $  562,860

Liabilities and Shareholders' Equity
Current liabilities
   Notes payable to banks (Note 2)                              $  45,950      $    7,400
   Current maturities of long-term debt (Note 2)                    9,703           9,352
   Accounts payable                                                60,959          44,227
   Accrued expenses
     Property taxes                                                 6,558           5,392
     Other (Note 9)                                                15,390          14,991
   Income taxes payable                                             2,091           2,457
                                                                ---------      ----------
Total current liabilities                                       $ 140,651      $   83,819

Long-term debt, net of current maturities (Note 2)              $ 112,896      $  122,513
Deferred income taxes (Note 5)                                     57,650          51,650
Deferred compensation (Note 7)                                      3,606           3,010
Total liabilities                                                 314,803         260,992
Shareholders' equity (Note 3)
   Preferred stock, no par value, none issued                           -               -
   Common stock, no par value, 49,450,762 and
      52,711,512 shares
      issued and outstanding at April 30, 2000 and 1999,
      respectively                                                 37,930          67,338
   Retained earnings                                              270,832         234,530
Total shareholders' equity                                        308,762         301,868
Total liabilities and shareholder's equity                      $ 623,565      $  562,860

Commitments and contingencies (Notes 6, 8, and 9)
See accompanying Notes to Consolidated Financial Statements.

Consolidated Financial Statements

                          Consolidated Statements of
--------------------------------------------------------------------------------
                                    INCOME
--------------------------------------------------------------------------------

          (Dollars in thousands, except share and per share amounts)

Years ended April 30,                             2000            1999           1998
Net sales                                      $ 1,648,195     $ 1,251,057    $1,186,885
Franchise revenue                                    5,268           5,433         5,106
                                               -----------     -----------    ----------
                                                 1,653,463       1,256,490     1,191,991

Cost of goods sold                             $ 1,322,830     $   961,853    $  930,513
Operating expenses                                 220,356         189,284       171,652
Depreciation and amortization                       38,208          33,941        30,354
Interest, net (Note 2)                               9,254           7,034         5,924
                                               -----------     -----------    ----------
                                                 1,590,648       1,192,112     1,138,443

Income before income taxes                     $    62,815     $    64,378    $   53,548
Provision for income taxes (Note 5)                 23,367          24,141        20,081
                                               -----------     -----------    ----------
Net income                                     $    39,448     $    40,237    $   33,467

Earnings per common share (Notes 3 and 4)
   Basic                                       $      0.76     $      0.76    $     0.64

   Diluted                                     $      0.76     $      0.76    $     0.63


                          Consolidated Statements of

                             SHAREHOLDERS' EQUITY

          (Dollars in thousands, except share and per share amounts)

                                                                 Common       Retained
                                                                 Stock        Earnings       Total
Balance at April 30, 1997                                      $  64,886    $  167,005   $ 231,891
Net income                                                             -        33,467      33,467
Payment of dividends (5 3/4 cents per share)                           -        (3,020)     (3,020)
Proceeds from exercise of stock options (117,600 shares)             916             -         916
Tax benefits related to nonqualified stock options
(Note 3)                                                             120             -         120

Balance at April 30, 1998                                      $  65,922    $  197,452   $ 263,374
Net income                                                             -        40,237      40,237
Payment of dividends (6 cents per share)                               -        (3,159)     (3,159)
Proceeds from exercise of stock options (111,500 shares)           1,091             -       1,091
Tax benefits related to nonqualified stock options
 (Note 3)                                                            325             -         325

Balance at April 30, 1999                                      $  67,338    $  234,530   $ 301,868
Net income                                                             -        39,448      39,448
Payment of dividends (6 cents per share)                               -        (3,146)     (3,146)
Repurchase of common stock (3,301,200 shares)                    (29,970)            -     (29,970)
Proceeds from exercise of stock options (40,450
 shares)                                                             384             -         384
Tax benefits related to nonqualified stock options
 (Note 3)                                                            178             -         178

Balance at April 30, 2000                                      $  37,930    $  270,832   $ 308,762

See accompanying Notes to Consolidated Financial Statements.

                          Consolidated Statements of

                                   CASH FLOW

                            (Dollars in thousands)

Years ended April 30,                               2000           1999           1998
Cash flows from operations
Net income                                      $     39,448     $   40,237     $ 33,467
Adjustments to reconcile net income to net
cash provided by operations
  Depreciation and amortization                       38,208         33,941       30,354
  Deferred income taxes                                6,000          6,511        5,422
  Changes in assets and liabilities
     Receivables                                      (1,289)          (285)         165
     Inventories                                       5,841         (8,004)      (2,677)
     Prepaid expenses                                   (299)            (9)          19
     Accounts payable                                 16,732            482        6,537
     Accrued expenses                                  1,565            635        2,199
     Income taxes payable                               (188)        (1,598)          66
  Other, net                                           2,964          2,538        3,025
                                                ------------     ----------     --------
Net cash provided by operations                 $    108,982     $   74,448     $ 78,577

Cash flows from investing
  Purchase of property and equipment            $   (102,836)       (97,703)    $(85,276)
  Purchase of investments                             (2,746)       (15,539)      (7,466)
  Sale of investments                                 10,230          7,699       10,345
                                                ------------     ----------     --------
Net cash used in investing activities           $    (95,352)    $ (105,543)    $(82,397)

Cash flows from financing
  Proceeds from long-term debt                  $          -     $   50,000     $ 18,000
  Payments of long-term debt                          (9,466)        (5,724)     (24,952)
  Net activity of short-term debt                     38,550         (9,200)      13,800
  Repurchase of common stock                         (29,970)             -            -
  Proceeds from exercise of stock options                384          1,091          916
  Payments of cash dividends                          (3,146)        (3,159)      (3,020)
                                                ------------     ----------     --------
Net cash (used in) provided by financing
    activities                                        (3,648)        33,008        4,744
                                                ------------     ----------     --------
Net increase in cash and cash equivalents              9,982          1,913          924
Cash and cash equivalents at beginning of year         5,935          4,022        3,098
                                                ------------     ----------     --------
Cash and cash equivalents at end of year        $     15,917        $ 5,935     $  4,022

                          Supplemental Disclosures of

                             CASH FLOW INFORMATION

                            (Dollars in thousands)


Years ended April 30,                                          2000           1999           1998
Cash paid during the year for
Interest, net of amount capitalized                        $      9,980     $    7,542     $   6,675
Income taxes                                                     17,556         19,093        14,585

Noncash investing and financing activities
Property and equipment acquired through capital
  lease obligations and an installment purchase                     200          2,980            80
Increase in common stock
and decrease in income
  taxes payable due to tax benefits related to
  nonqualified stock options (Note 3)                               178            325           120

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial
--------------------------------------------------------------------------------
 statements

(Dollars in thousands, except share and per share amounts)

1.   SIGNIFICANT ACCOUNTING POLICIES

Operations--Casey's General Stores, Inc. and Subsidiaries (the Company) operates
     1,246 convenience stores in 9 midwestern states. At April 30, 2000, the Company owned or leased 1,119 of these stores and 127 stores were owned or leased by franchisees. The stores are located primarily in smaller communities, a majority with populations of less than 5,000. Sales in 2000 were distributed as follows: 59% gasoline, 33% grocery & other merchandise, and 8% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation--The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents--Cash equivalents consist of money market funds. The Company considers all highly liquid investments with a maturity at purchase of 3 months or less to be cash equivalents.

Investments--Investments consist of treasury notes and investment-grade bonds.
     The investments are stated at cost plus accrued interest, which approximates market.

Inventories--Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory is determined by the retail method. Cost is determined using the last-in, first-out (LIFO) method. Such inventory value was approximately $14,750 and $11,200 below replacement cost as of April 30, 2000 and 1999, respectively.

Depreciation and amortization--Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

     Buildings..................................................................................25-40 years
     Machinery and equipment.....................................................................5-30 years
     Leasehold interest in property and equipment..................Lesser of term of lease or life of asset
     Leasehold improvements........................................Lesser of term of lease or life of asset

Excise taxes--Excise taxes approximating $279,000, $244,000, and $219,000 collected from customers on retail gasoline sales are included in net sales for 2000, 1999, and 1998, respectively.

Income taxes--Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock option plan--The Company has elected the pro forma disclosure option of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company will continue applying the accounting treatment prescribed by the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees. Pro forma net earnings and pro forma net earnings per common share have been provided as if SFAS No. 123 were adopted for all stock-based compensation plans.

Financial Information

Earnings per common share--Basic earnings per share have been computed by dividing net income by the weighted average outstanding common shares during each of the years. Calculation of diluted earnings per share treats stock options granted as potential common shares.

Environmental remediation liabilities--The Company accounts for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 96-1, Environmental Remediation Liabilities. SOP 96-1 requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, Accounting for Contingencies, have been met. The guidance provided by the SOP is consistent with the Company's current method of accounting for environmental remediation costs as described in
     Note 9.

2.   FAIR VALUE OF FINANCIAL INSTRUMENTS, NOTES PAYABLE TO BANKS, AND LONG-TERM
     DEBT

     The fair value of the Company's financial instruments is summarized below.

Cash and cash equivalents, investments, receivables, and accounts payable--The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Notes payable to banks--The carrying amount approximates fair value due to variable interest rates on these notes. At April 30, 2000 and 1999, notes payable to banks consisted of $90,000 in lines of credit with balances owed of $45,950 and $7,400, respectively; $23,750 on a $50,000 line of credit is due on demand. The weighted average interest rate was 6.88% at April 30, 2000 and 5.69% at April 30, 1999.

Long-term debt--The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $112,000 and $127,000, respectively, at April 30, 2000 and 1999. Interest expense is net of interest income of $861, $563, and $681 for the years ended April 30, 2000, 1999, and 1998, respectively. Interest expense in the amount of $680, $574, and $847 was capitalized during the years ended April 30, 2000, 1999, and 1998, respectively.

     Long-term debt at carrying value consists of the following:

     As of April 30,                                                                           2000       1999
     Capitalized lease obligations discounted at 7.3% to 11.8% due
       in various monthly installments through 2008 (Note 6)                               $   4,824    $  6,212
     Mortgage notes payable due in various monthly installments
       through 2004 with interest at 7.0% to 9.4%                                              9,125      10,403
     7.70% senior notes due in 40 quarterly installments beginning in March 1995              14,250      17,250
     7.38% senior notes due in 21 semi-annual installments beginning in December 2010         30,000      30,000
     6.55% senior notes due in 5 annual installments beginning in December 1999               14,400      18,000
     Senior notes due in various installments through 2019 with interest at 6.18% to 7.23%    50,000      50,000
                                                                                             -------     -------
                                                                                             122,599     131,865
     Less current maturities                                                                   9,703       9,352
                                                                                             -------    --------
                                                                                           $ 112,896    $122,513

     Mortgage notes payable include a Secured Promissory Note, Mortgage and Security Agreement with a balance of $8,874 and $10,320 at April 30, 2000 and 1999, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments, and is secured by property with a depreciated cost of approximately $12,300 at April 30, 2000.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)


     Various debt agreements contain certain operating and financial covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 4 years commencing May 1, 2001 and thereafter:

     Years ended April 30,
     2002...................................................................  $  9,611
     2003...................................................................     9,733
     2004...................................................................    14,539
     2005...................................................................    12,937
     Thereafter.............................................................    66,076
                                                                              --------
                                                                              $112,896

     In May 2000, the Company issued $80 million of senior notes maturing in 2010. The notes have an average life of 7 years and have a 7.89% interest rate. The proceeds were used to repay short-term debt, and the balance was invested in short-term securities for future capital expenditures.

3.  PREFERRED AND COMMON STOCK

Preferred stock--The Company has 1,000,000 authorized shares of preferred stock, none of which has been issued.

Common stock--The Company currently has 120,000,000 authorized shares of common stock.

Common share purchase rights--On June 14, 1989, the Board of Directors adopted the Shareholder Rights Plan, providing for the distribution of one common share purchase right for each share of common stock outstanding. The rights generally become exercisable 10 days following a public announcement that 15% or more of the Company's common stock has been acquired or an intent to acquire has become apparent. The rights will expire on the earlier of June 14, 2009 or redemption by the Company. Certain terms of the rights are subject to adjustment to prevent dilution. Further description and terms of the rights are set forth in the amended Rights Agreement between the Company and UMB Bank, n.a., which serves as Rights Agent.

Stock option plan--Under the Company's incentive stock option plan, options can be granted to certain officers and key employees to purchase an aggregate of 4,560,000 shares of common stock at option prices not less than the fair market value of the stock (110% of fair market value for holders of 10% or more of the Company's stock) at the date the options are granted. Options for 703,164 shares were available for grant at April 30, 2000, and options for 1,053,450 shares (which expire between 2001 and 2009) were outstanding. The weighted average fair value of the stock options granted during 2000, 1999, and 1998 was $14.90, $12.81, and $11.33, respectively, on the date of grant. Fair value was calculated using the Black Scholes option-pricing model with the following weighted average assumptions: 2000--expected dividend yield of .74%, risk-free interest rate of 6.3%, estimated volatility of 26%, and an expected life of 4.5 years; 1999--expected dividend yield of .47%, risk-free interest rate of 5.9%, estimated volatility of 50%, and an expected life of 4.5 years; 1998--expected dividend yield of .61%, risk-free interest rate of 6.2%, estimated volatility of 20%, and an expected life of 7.5 years. The Company applies APB Opinion No. 25 in accounting for its incentive stock option plan; accordingly, the financial statements recognize no compensation cost for stock options.

Financial Information

Had the Company determined compensation cost of its stock options based on the fair value at the grant date under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts below:

                                     2000          1999         1998
Net income

As reported                       $  39,448      $ 40,237     $ 33,467
Pro forma                            38,581        39,957       32,663

Basic earnings per share
As reported                       $    0.76      $   0.76     $   0.64
Pro forma                              0.74          0.76         0.62

Pro forma net income reflects only options granted in the years ended April 30, 2000, 1999, and 1998. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the preceding pro forma net income amounts because compensation cost is reflected over the options' expected life and compensation cost for options granted prior to May 1997 is not considered.

Stock option activity during the periods indicated is as follows:

                               Number of         Weighted Average
                                 Shares       Exercise Price Granted

Balance at April 30, 1997       679,000              $  8.31
Granted                         372,000                11.09
Exercised                      (117,600)                7.79
Forfeited                       (18,000)               10.80

Balance at April 30, 1998       915,400                $9.56
Granted                           8,000                12.81
Exercised                      (111,500)                9.78

Balance at April 30, 1999       811,900              $  9.56
Granted                         298,500                14.90
Exercised                       (40,450)                9.49
Forfeited                       (16,500)               11.70

Balance at April 30, 2000     1,053,450              $ 11.04

At April 30, 2000, the range of exercise prices was $3.84-$14.94, and the weighted average remaining contractual life of outstanding options was 6.73 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2000 are as follows:

      Range of             Number       Weighted Average      Weighted Average Remaining
  Exercise Prices        of Shares      Exercise Price         Contractual Life (years)
$   3.84  - 6.80          163,150          $  5.02                    3.17
    8.94  - 9.44           56,000             8.99                    6.40
   10.25  -10.69          228,100            10.34                    5.34
   11.38  -12.81          309,700            11.41                    7.27
   13.75  -14.94          296,500            14.89                    9.24
                       ----------
                        1,053,450

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

4. EARNINGS PER SHARE

A summary of the basic and diluted earnings per share computations for the years ended April 30, 2000, 1999, and 1998 is presented below:

Years ended                                                  2000
                                  Net earnings              Shares             Per share
                                  (numerator)           (denominator)            amount
Basic earnings per share
Net earnings available to
   common shareholders              $ 39,448             51,914,953              $ 0.76
Effect of stock options                                     176,254
                                    --------             ----------              ------
Diluted earnings per share          $ 39,448             52,091,207              $ 0.76

                                                             1999
                                  Net earnings              Shares             Per share
                                  (numerator)           (denominator)            amount
Basic earnings per share
Net earnings available to
   common shareholders              $ 40,237             52,664,912              $0.76
Effect of stock options                    -                265,589
                                    --------             ----------              -----
Diluted earnings per share          $ 40,237             52,930,501              $0.76

                                                           1998
                                   Net earnings            Shares              Per share
                                    (numerator)         (denominator)            amount
Basic earnings per share
Net earnings available to
   common shareholders              $ 33,467             52,537,954              $0.64
Effect of stock options                    -                387,182
                                    --------             ----------              -----
Diluted earnings per share          $ 33,467             52,925,136              $0.63



5.  INCOME TAXES

    Income tax expense attributable to income from operations is comprised of the following components:

    Years ended April 30,                              2000         1999        1998
    Current tax expense

    Federal                                        $   15,487    $  15,280    $ 12,460
    State                                               1,880        2,350       2,199
                                                   ----------    ---------    --------
                                                       17,367       17,630      14,659
    Deferred tax expense                                6,000        6,511       5,422
                                                   ----------    ---------    --------
    Total income tax provision                     $   23,367    $  24,141    $ 20,081


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

    As of April 30,                           2000           1999        1998

    Deferred tax assets
    Accrued liabilities                     $   3,112      $   3,451   $  3,316
    Deferred compensation                       1,342          1,204      1,005
    Other                                         834          1,162        731
                                            ---------      ---------   --------
    Total gross deferred tax assets         $   5,288      $   5,817   $  5,052

    Deferred tax liabilities

    Excess of tax over book depreciation      (58,651)       (53,983)   (45,869
    Other                                      (1,175)           (33)      (871
                                            ---------      ---------   --------
    Total gross deferred tax liabilities      (59,826)       (54,016)   (46,740)
                                            ---------      ---------   --------
    Net deferred tax liability              $ (54,538)     $ (48,199)  $(41,688)


    The deferred tax asset relating to accrued liabilities is a current asset and is included with prepaid expenses. Management believes future operations will generate sufficient taxable income to realize the deferred tax assets.

Financial Information

Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted by applying the statutory U.S. federal income tax rates to income before income taxes.

Years ended April 30,                               2000       1999      1998

Income taxes at the statutory rates                 35.0%      35.0%     35.0%
State income taxes, net of federal tax benefit       2.0        2.3       3.1
Other                                                 .2         .2       (.6)
                                                    ----       ----      -----
                                                    37.2%      37.5%     37.5%


6.  LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

Asset balances at April 30,           2000            1999

Real estate                         $  7,525         $  8,009
Equipment                              4,278            4,485
                                    --------         --------
                                      11,803           12,494
Less accumulated amortization          7,215            6,785
                                    --------         --------
                                    $  4,588         $  5,709

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of 1 year or more consisted of the following at April 30, 2000:

Years ended April 30,                           Capital leases  Operating Leases

2001                                               $  1,640        $   287
2002                                                  1,506            274
2003                                                  1,362            260
2004                                                    898            225
2005                                                    185            214
Thereafter                                               85            746
Total minimum lease payments                          5,676        $ 2,006
Less amount representing interest                       852
Present value of net minimum lease payments        $  4,824

The total rent expense under operating leases was $810 in 2000, $843 in 1999, and $1,060 in 1998.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)


7.  BENEFIT PLANS

Employee stock ownership plan--The Company has an Employees' Stock Ownership
     Plan and Trust (Plan) that covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of common stock. The discretionary contribution is allocated to participants using a formula based on compensation. Plan expense was $150 for the year ended April 30, 1998; there was no Plan expense for the years ended April 30, 2000 and 1999.

     On April 30, 2000, the Company had 4,999 full-time employees and 7,797 part-time employees; approximately 4,200 were participants in the Plan. As of that same date, the Trustee of the Plan held 3,564,127 shares of common stock in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

401(k) plan--The Company has a defined contribution 401(k) plan that covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $1,594, $1,427, and $1,290 for the years ended April 30, 2000, 1999, and 1998, respectively.

Supplemental Executive Retirement Plan--The Company has a nonqualified supplemental executive retirement plan (SERP) for 3 of its executive officers. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within 20 years of retirement, the benefits become payable to the officer's spouse until the spouse's death or 20 years from the date of the officer's retirement, whichever comes first. The Company is accruing the deferred compensation over the expected term of employment.

8.   COMMITMENTS

     The Company has entered into employment agreements with 3 of its executive officers. The agreements provide that the 3 officers will receive aggregate base compensation of $1,075 per year exclusive of bonuses. These agreements also provide for certain payments in the case of death or disability of the officers.

     The Company also has entered into employment agreements with 12 other key employees, providing for certain payments in the event of their termination following a change of control of the Company.

9.   CONTINGENCIES

Environmental compliance--The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

     Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company accrued a liability at April 30, 2000 and 1999 of approximately $200 and $500, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Financial Information

Legal matters--The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of such suits is not expected to have a material effect on the financial position of the Company.

Other--At April 30, 2000, the Company is partially self-insured for workers' compensation claims in all 9 states of its marketing territory and is also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. Letters of credit approximating $2,700 were issued and outstanding at April 30, 2000 on the insurance company's behalf to facilitate this agreement. The Company also has investments of approximately $1,500 in escrow as required by 1 state for partial self-insurance for workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2000 and 1999, the Company accrued $5,600 and $6,500, respectively, within other accrued expenses for estimated claims relating to self-insurance.

10.  QUARTERLY FINANCIAL DATA
     (UNAUDITED)

     Year ended April 30, 2000              1st Quarter    2nd Quarter     3rd Quarter    4th Quarter    Year Total
     Net sales                              $  387,194     $  412,752      $ 402,029      $ 446,220     $ 1,648,195
     Gross profit*                              84,492         84,983         75,223         80,667         325,365
     Net income                             $   14,651     $   12,662      $   5,209      $   6,926     $    39,448

     Earnings per common share
     Basic                                  $     0.28     $     0.24      $    0.10      $    0.14     $     0.76
     Diluted                                $     0.28     $     0.24      $    0.10      $    0.14     $     0.76

*Gross profit is given before charge for depreciation and amortization.

     Year ended April 30, 1999              1st Quarter    2nd Quarter     3rd Quarter    4th Quarter    Year Total
     Net sales                              $  332,446     $  322,370      $291,561       $304,680      $1,251,057
     Gross profit*                              73,998         76,959        72,627         65,620         289,204
     Net income                             $   12,497     $   12,627      $  8,896       $  6,217      $   40,237

     Earnings per common share
     Basic                                  $     0.24     $     0.24      $   0.17       $   0.12      $     0.76
     Diluted                                $     0.24     $     0.24      $   0.17       $   0.12      $     0.76

*Gross profit is given before charge for depreciation and amortization.

Investor
--------------------------------------------------------------------------------
 information


COMMON STOCK

Casey's General Stores, Inc. common stock trades on the Nasdaq Stock Exchange under the symbol CASY. The 49.5 million shares of common stock outstanding at April 30, 2000 had a market value of $578.6 million. As of that same date, there were 3,404 shareholders of record.

COMMON STOCK MARKET PRICES

Calendar 1998             High      Low

1st Quarter              $16.38   $12.75
2nd Quarter               18.25    13.63
3rd Quarter               17.50    12.25
4th Quarter               15.63    12.25

Calendar 1999             High      Low

1st Quarter              $15.63   $12.56
2nd Quarter               15.13    12.25
3rd Quarter               16.75    12.94
4th Quarter               13.88     9.69

Calendar 2000             High     Low

1st Quarter              $11.88   $ 7.88
2nd Quarter               12.75     9.75

On July 14, 2000, the last reported sales price of the Company's common stock was $12.13 per share. On that same date, the market value was $600.4 million.

DIVIDENDS

The Company began paying cash dividends during fiscal 1991. The fiscal 2000 annual dividend was $0.06 per basic share. On June 6, 2000 the Board of Directors declared a quarterly dividend of $0.02 per share, payable August 15, 2000 to shareholders of record on August 1, 2000. The Company currently intends to pay comparable cash dividends on a quarterly basis in the future.


DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

This plan, introduced in the fall of 1998, gives Casey's General Stores, Inc. common stockholders a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part. Stockholders may also take advantage of the cash payment option to purchase additional shares.

Those wishing to enroll should contact the transfer agent and registrar:

Securities Transfer Division
UMB Bank, n.a.
P.O. Box 410064
Kansas City, Missouri  64141


INVESTOR INQUIRIES

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa  50021

Corporate information is available at http://www.caseys.com
                                      ---------------------


ANNUAL MEETING

All shareholders and prospective investors are cordially invited to attend the annual meeting at 9:00 a.m., September 15, 2000 at the corporate headquarters in Ankeny, Iowa.

Investor Information
32