Form 10-K405, Exhibit 13
period 2001-04-30
CASEYS GENERAL STORES INC
filed 2001-07-25
CIK 726958

--------------------------------------------------------------------------------
                             FINANCIAL INFORMATION
--------------------------------------------------------------------------------


                            Selected Financial Data
                   (In thousands, except per share amounts)

                           STATEMENT OF INCOME DATA

Years ended April 30,                                2001          2000          1999          1998          1997

Net sales                                    $     1,923,712  $  1,648,195  $  1,251,057  $  1,186,885  $  1,109,002
Franchise revenue                                      3,767         5,268         5,433         5,106         5,206
                                             ---------------  ------------  ------------  ------------  ------------
                                                   1,927,479     1,653,463     1,256,490     1,191,991     1,114,208

Cost of goods sold                           $     1,560,828  $  1,322,830  $    961,853  $    930,513  $    886,349
Operating expenses                                   257,576       220,356       189,284       171,652       151,774
Depreciation and amortization                         41,492        38,208        33,941        30,354        26,883
Interest, net                                         11,998         9,254         7,034         5,924         5,990

Income before income taxes                            55,585        62,815        64,378        53,548        43,212
Provision for income taxes                            20,584        23,367        24,141        20,081        16,202
                                             ---------------  ------------  ------------  ------------  ------------
Net income                                   $        35,001  $     39,448  $     40,237  $     33,467  $     27,010

Net income per share--basic                  $          0.71  $       0.76  $       0.76  $       0.64  $       0.51

Weighted average number of
common shares outstanding--basic                      49,475        51,915        52,665        52,538        52,457

Dividends paid per common share              $         0.075  $       0.06  $       0.06  $     0.0575  $       0.05

                              BALANCE SHEET DATA

As of April 30,                                      2001          2000          1999          1998          1997
Current assets                               $       106,893  $     75,061  $     70,207  $     52,524  $     54,674
Total assets                                         693,484       623,565       562,860       479,974       427,045
Current liabilities                                  102,041       140,651        83,819        89,988        73,787
Long-term debt                                       183,107       112,896       122,513        79,094        79,685
Shareholders' equity                                 340,476       308,762       301,868       263,374       231,891

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                                (In thousands)


    The following tables set forth the Company's net sales and gross profits according to its major revenue categories and average sales and earnings information for corporate and franchise stores.

                      COMPANY NET SALES AND GROSS PROFITS

Years ended April 30,                                       2001          2000          1999


Net sales (1)
Retail sales
Inside                                              $    675,446  $    618,454  $    507,422
Gasoline                                               1,163,026       934,456       662,124
                                                    ------------  ------------  ------------
                                                    $  1,838,472  $  1,552,910  $  1,169,546


Wholesale sales
Inside                                              $     38,333  $     48,961  $     44,731
Gasoline                                                  32,593        30,525        23,080
                                                    ------------  ------------  ------------
                                                    $     70,926  $     79,486  $     67,811

Gross profits (2)
Retail sales
Inside                                              $    261,561  $    233,035  $    203,843
Gasoline                                                  88,476        77,080        72,925
                                                    ------------  ------------  ------------
                                                    $    350,037  $    310,115  $    276,768


Wholesale sales
Inside                                              $      1,261  $      2,566  $      1,563
Gasoline                                                   1,065           835           766
                                                    ------------  ------------  ------------
                                                    $      2,326  $      3,401  $      2,329


                          SAME-STORE COMPARISONS (3)

Years ended April 30,                                       2001          2000          1999


Corporate stores
Average retail sales                                $      1,590  $      1,457  $      1,198
Average retail inside sales                                  584           583           521
Average gross profit on inside items                         218           212           200
Average retail sales of gasoline                           1,007           874           677
Average gross profit on gasoline (4)                          81            74            75
Average operating income (5)                                  88            91            93
Average number of gallons sold                               692           734           707


Franchise stores
Average franchise revenue (6)                       $         35  $         35  $         34

(1) Net sales exclude franchise revenue and charges to franchisees for certain maintenance, transportation, and construction services provided by the Company.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations

Casey's derives its revenue from retail sales of food (including freshly prepared foods such as pizza, doughnuts, and sandwiches), beverages, and nonfood products (including health and beauty aids, tobacco products, automotive products, and gasoline) by corporate stores and wholesale sales of certain merchandise and gasoline to franchise stores. The Company also generates revenues from continuing monthly royalties based on sales by franchise stores; sign and facade rental fees; and the provision of certain maintenance, transportation, and construction services to the Company's franchisees. A typical store generally is not profitable for its first year of operation due to start-up costs and usually will attain representative levels of sales and profits during its second or third year of operation.

FISCAL 2001 COMPARED WITH FISCAL 2000

Net sales for fiscal 2001 increased 16.7% to $1,923,712, primarily due to a 21.9% increase in gas prices and the net addition of 72 corporate stores. Retail gasoline sales for the fiscal year were $1,163,026, an increase of 24.5%, and gallons sold increased 2.1% to 800 million.

Cost of goods sold as a percentage of sales was 81.1% for fiscal 2001 compared with 80.3% for the prior year. The increase was caused by a reduction in gas margin to 7.6% of sales in fiscal 2001 from 8.2% in fiscal 2000. It was partially offset, however, by the increase in the grocery & other merchandise margin to 34.1% from 32.9%, primarily attributed to retail price increases on selected products.

Operating expenses increased 16.9% in fiscal 2001, driven by higher wages and benefits, increased bank fees resulting from customers' greater use of credit cards, increased utility costs due to the severe winter weather, and the increase in the number of corporate stores.

Net income decreased slightly to $35,001 in fiscal 2001 from $39,448 in fiscal 2000. The decrease resulted from the combination of lower gasoline margins and higher expenses.

Current liabilities decreased $38,610 during fiscal 2001 primarily because notes payable of $45,950 were repaid from the proceeds of long-term debt at the beginning of the fiscal year.

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

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash; cash from operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 2001, the Company's ratio of current assets to current liabilities was 1.05 to
1. Management believes the Company's current $60,000 bank lines of credit (aggregate amount) together with cash flow from operations will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations decreased 28.4% to $77,996 during the year ended April 30, 2001, primarily as a result of an increase in inventories and a smaller increase in accounts payable. Cash flows used in investing decreased during fiscal 2001, primarily because of the smaller purchase of property and equipment. During fiscal 2001 the Company expended approximately $82,000 for property and equipment, primarily for the construction and remodeling of corporate stores. The Company anticipates expending approximately $90,000 for capital expenditures in fiscal 2002, primarily from funds generated by operations, existing cash, and short-term investments.

As of April 30, 2001, the Company had long-term debt of $183,107 consisting of $8,250 of 7.70% senior notes, $30,000 of 7.38% senior notes, $7,200 of 6.55%
senior notes, $50,000 of senior notes with interest rates ranging from 6.18% to 7.23%, $80,000 of 7.89% senior notes, $5,544 of mortgage notes payable, and $2,113 of capital lease obligations.

Interest on the 7.70% senior notes is payable on the 15th day of each month. Principal of the 7.70% senior notes matures in 40 quarterly installments beginning March 15, 1995. The Company may prepay the 7.70% senior notes in whole or in part at any time in an amount not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated February 1, 1993 between the Company and the purchaser of the 7.70% senior notes.

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

Interest on the 7.89% senior notes is payable on the 15th day of each May and November. Principal of the 7.89% senior notes matures in 7 annual installments beginning May 15, 2004. The Company may prepay the 7.89% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated May 1, 2000 between the Company and the purchasers of the 7.89% senior notes.

To date, the Company has funded capital expenditures primarily from the proceeds of the sale of common stock, issuance of the convertible subordinated debentures (converted into shares of common stock in 1994), the senior notes, and a mortgage note and through funds generated from operations. Future capital needs required to finance operations, improvements, and the anticipated growth in the number of corporate stores are expected to be met from cash generated by operations, existing cash, investments, and additional long-term debt or other securities as circumstances may dictate. Future capital needs are not expected to adversely affect liquidity.

Environmental Compliance--

The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) response to a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new corporate stores have been equipped with noncorroding fiberglass USTs, including many with double-wall construction, overfill protection, and electronic tank monitoring. The Company has an active inspection and renovation program for its older USTs. Of the Company's 2,438 USTs, 2,094 are fiberglass and 344 are steel. Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In the years ended April 30, 2001 and 2000, the Company spent approximately $944 and $447, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs. As of June 30, 2001, a cumulative total of approximately $5,200 has been received from such programs. Reimbursements are typically subject to statutory provisions requiring repayment of such funds for noncompliance with upgrade provisions or other applicable laws. The Company accrued a liability at April 30, 2001 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

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

Recent Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was later amended by SFAS No. 137 and SFAS No. 138. This statement as amended establishes accounting and reporting standards for derivative instruments and all hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. For derivatives that qualify as effective hedges, the change in fair value will have no impact on earnings until the hedged item affects earnings. For derivatives that are not designated as hedging instruments or for the ineffective portion of a hedging instrument, the change in fair value will affect current period earnings. The Company implemented the statements on May 1, 2000, and there was no material impact on the Company's financial statements as a result of the implementation.

Forward-looking Statements--This annual report contains forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements do not relate strictly to historical or current facts and may be identified by the use of words like plans, will, anticipates, estimates and other words of similar meaning. These statements may address, among other things, the Company's strategies for growth, product development, market position, expenditures, and financial results.

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

The Company's annual report on Form 10-K for the year ended April 30, 2001 contains as an exhibit a discussion of various factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors also should understand it is not possible to predict or identify all such factors and should not consider the exhibit to be a complete statement of all potential risks and uncertainties.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2001 and 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP
Des Moines, Iowa
June 12, 2001

                 Casey's General Stores, Inc. and Subsidiaries
                          Consolidated Balance Sheets
                                (In thousands)

April 30,                                                                           2001              2000
Assets
Current assets
 Cash and cash equivalents                                                       $   22,958       $   15,917
 Short-term investments                                                              18,225            7,925
 Receivables                                                                          5,190            4,111
 Inventories (Note 1)                                                                51,772           41,363
 Prepaid expenses (Note 5)                                                            5,461            8,748
 Income taxes receivable                                                              3,287               --
                                                                                 ----------       ----------
Total current assets                                                                106,893           75,061

Other assets, net of amortization                                                     1,297            1,513
Property and equipment, at cost (Note 2)
 Land                                                                               135,819          107,261
 Buildings and leasehold improvements                                               335,308          315,956
 Machinery and equipment                                                            387,766          357,829
 Leasehold interest in property and equipment (Note 6)                               10,884           11,803
                                                                                 ----------       ----------
                                                                                    869,777          792,849
 Less accumulated depreciation and amortization                                     284,483          245,858
                                                                                 ----------       ----------
Net property and equipment                                                          585,294          546,991
                                                                                 ----------       ----------
Total assets                                                                     $  693,484       $  623,565

Liabilities and Shareholders' Equity
Current liabilities
 Notes payable to banks (Note 2)                                                 $       --       $   45,950
 Current maturities of long-term debt (Note 2)                                        9,482            9,703
 Accounts payable                                                                    67,735           60,959
 Accrued expenses
  Property taxes                                                                      6,802            6,558
  Other (Note 9)                                                                     18,022           15,390
 Income taxes payable                                                                    --            2,091
                                                                                 ----------       ----------
Total current liabilities                                                           102,041          140,651

Long-term debt, net of current maturities (Note 2)                                  183,107          112,896
Deferred income taxes (Note 5)                                                       63,650           57,650
Deferred compensation (Note 7)                                                        4,210            3,606
                                                                                 ----------       ----------
Total liabilities                                                                   353,008          314,803
Shareholders' equity (Note 3)
 Preferred stock, no par value, none issued                                              --               --
 Common stock, no par value, 49,494,762 and 49,450,762 shares issued
  and outstanding at April 30, 2001 and 2000, respectively                           38,353           37,930
 Retained earnings                                                                  302,123          270,832
                                                                                 ----------       ----------
Total shareholders' equity                                                          340,476          308,762
                                                                                 ----------       ----------
Total liabilities and shareholder's equity                                       $  693,484       $  623,565

Commitments and contingencies (Notes 6, 8, and 9)

See accompanying Notes to Consolidated Financial Statements.

                                 Consolidated
                              Statements of Income
                    (In thousands except per share amount)

Years ended April 30,                                               2001            2000           1999
Net sales                                                  $   1,923,712    $  1,648,195   $  1,251,057
Franchise revenue                                                  3,767           5,268          5,433
                                                           -------------    ------------   ------------
                                                               1,927,479       1,653,463      1,256,490

Cost of goods sold                                             1,560,828       1,322,830        961,853
Operating expenses                                               257,576         220,356        189,284
Depreciation and amortization                                     41,492          38,208         33,941
Interest, net (Note 2)                                            11,998           9,254          7,034
                                                           -------------    ------------   ------------
                                                               1,871,894       1,590,648      1,192,112

Income before income taxes                                        55,585          62,815         64,378
Provision for income taxes (Note 5)                               20,584          23,367         24,141
                                                           -------------    ------------   ------------
Net income                                                 $      35,001    $     39,448   $     40,237

Earnings per common share (Notes 3 and 4)
 Basic                                                     $        0.71    $       0.76   $       0.76

 Diluted                                                   $        0.71    $       0.76   $       0.76

                                 Consolidated
                      Statements of Shareholders' Equity
              (In thousands, except share and per share amounts)

                                                                   Common      Retained
                                                                   stock       earnings       Total
Balance at April 30, 1998                                      $   65,922   $   197,452   $  263,374
Net income                                                             --        40,237       40,237
Payment of dividends (6 cents per share)                               --        (3,159)      (3,159)
Proceeds from exercise of stock options (111,500 shares)            1,091            --        1,091
Tax benefits related to nonqualified stock options (Note 3)           325            --          325

Balance at April 30, 1999                                          67,338       234,530      301,868
Net income                                                             --        39,448       39,448
Payment of dividends (6 cents per share)                               --        (3,146)      (3,146)
Repurchase of common stock (3,301,200 shares)                     (29,970)           --      (29,970)
Proceeds from exercise of stock options (40,450 shares)               384            --          384
Tax benefits related to nonqualified stock options (Note 3)           178            --          178

Balance at April 30, 2000                                          37,930       270,832      308,762
Net income                                                             --        35,001       35,001
Payment of dividends (7.5 cents per share)                             --        (3,710)      (3,710)
Proceeds from exercise of stock options (44,000 shares)               374            --          374
Tax benefits related to nonqualified stock options (Note 3)            49            --           49

Balance at April 30, 2001                                      $   38,353   $   302,123   $  340,476

See accompanying Notes to Consolidated Financial Statements.

                                                                              23
                                 Consolidated
                           Statements of Cash Flows
                                (In thousands)


Years ended April 30,                                                2001          2000          1999

Cash flows from operations
Net income                                                     $   35,001   $    39,448   $    40,237
Adjustments to reconcile net income to net
cash provided by operations
 Depreciation and amortization                                     41,492        38,208        33,941
 Deferred income taxes                                              6,000         6,000         6,511
 Changes in assets and liabilities
    Receivables                                                    (1,079)       (1,289)         (285)
    Inventories                                                   (10,409)        5,841        (8,004)
    Prepaid expenses                                                  284          (299)           (9)
    Accounts payable                                                6,776        16,732           482
    Accrued expenses                                                2,876         1,565           635
    Income taxes                                                   (5,329)         (188)       (1,598)
 Other, net                                                         2,384         2,964         2,538
                                                               ----------   -----------   -----------
Net cash provided by operations                                    77,996       108,982        74,448

Cash flows from investing
 Purchase of property and equipment                               (81,556)     (102,836)      (97,703)
 Purchase of investments                                          (34,190)       (2,746)      (15,539)
 Maturities of investments                                         24,087        10,230         7,699
                                                               ----------   -----------   -----------
Net cash used in investing activities                             (91,659)      (95,352)     (105,543)

Cash flows from financing
 Proceeds from long-term debt                                      80,000            --        50,000
 Payments of long-term debt                                       (10,010)       (9,466)       (5,724)
 Net activity of short-term debt                                  (45,950)       38,550        (9,200)
 Repurchase of common stock                                            --       (29,970)           --
 Proceeds from exercise of stock options                              374           384         1,091
 Payments of cash dividends                                        (3,710)       (3,146)       (3,159)
                                                               ----------   -----------   -----------
Net cash provided by (used in) financing activities                20,704        (3,648)       33,008
                                                               ----------   -----------   -----------
Net increase in cash and cash equivalents                           7,041         9,982         1,913
Cash and cash equivalents at beginning of year                     15,917         5,935         4,022
                                                               ----------   -----------   -----------
Cash and cash equivalents at end of year                       $   22,958   $    15,917   $     5,935

  SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Years ended April 30,                                                2001          2000          1999

Cash paid during the year for
 Interest, net of amount capitalized                           $   11,982   $     9,980   $     7,542
 Income taxes                                                      19,388        17,556        19,093

Noncash investing and financing activities
 Property and equipment acquired through capital lease
    obligations and an installment purchase                            --           200         2,980
 Increase in common stock and decrease in income
    taxes payable due to tax benefits related to
    nonqualified stock options (Note 3)                                49           178           325

See accompanying Notes to Consolidated Financial Statements.

                             Notes to Consolidated
                             Financial Statements
              (in thousands, except share and per share amounts)

1    SIGNIFICANT ACCOUNTING POLICIES

Operations--Casey's General Stores, Inc. and Subsidiaries (the Company) operates 1,286 convenience stores in 9 midwestern states. At April 30, 2001, the Company owned or leased 1,191 of these stores and 95 stores were owned or leased by franchisees. The stores are located primarily in smaller communities, a majority with populations of less than 5,000. Sales in 2001 were distributed as follows:
62% gasoline, 31% grocery & other merchandise, and 7% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation--The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents--Cash equivalents consist of money market funds. The Company considers all highly liquid investments with a maturity at purchase of 3 months or less to be cash equivalents.

Investments--Investments consist of treasury notes and investment-grade bonds. The investments are stated at cost plus accrued interest, which approximates market.

Inventories--Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory is determined by the retail method. Cost is determined using the last-in, first-out (LIFO) method. Such inventory value was approximately $20,950 and $14,750 below replacement cost as of April 30, 2001 and 2000, respectively.

Depreciation and amortization--Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings..................................................................     25-40 years
Machinery and equipment....................................................      5-30 years
Leasehold interest in property and equipment...............................   Lesser of term of
                                                                              lease or life of  asset
Leasehold improvements.....................................................   Lesser of term of
                                                                              lease or life of asset

Excise taxes--Excise taxes approximating $289,000, $279,000, and $244,000 collected from customers on retail gasoline sales are included in net sales for 2001, 2000, and 1999, respectively.

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

Recent Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was later amended by SFAS No. 137 and SFAS No. 138. This statement as amended establishes accounting and reporting standards for derivative instruments and all hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. For derivatives that qualify as effective hedges, the change in fair value will have no impact on earnings until the hedged item affects earnings. For derivatives that are not designated as hedging instruments or for the ineffective portion of a hedging instrument, the change in fair value will affect current period earnings. The Company implemented the statements on May 1, 2000. There was no material impact on the Company's financial statements as a result of the implementation.

2  FAIR VALUE OF FINANCIAL INSTRUMENTS, NOTES PAYABLE TO BANKS,AND LONG-TERM
   DEBT

The fair value of the Company's financial instruments is summarized below.

Cash and cash equivalents, investments, receivables, and accounts payable--The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Notes payable to banks--The carrying amount approximates fair value due to variable interest rates on these notes. At April 30, 2001, there was no balance owed under notes payable to banks, which consisted of $60,000 in lines of credit. At April 30, 2000, notes payable to banks consisted of $90,000 in lines of credit with a balance owed of $45,950; $23,750 on a $50,000 line of credit was due on demand. The weighted average interest rate was 6.88% at April 30, 2000.

Long-term debt--The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $199,000 and $112,000, respectively, at April 30, 2001 and 2000.

Interest expense is net of interest income of $2,554, $861, and $563 for the years ended April 30, 2001, 2000, and 1999, respectively. Interest expense in the amount of $365, $680 and $574 was capitalized during the years ended April 30, 2001, 2000, and 1999, respectively.

Notes to Consolidated Financial Statements

Long-term debt at carrying value consists of the following:


April 30,                                                                                     2001                   2000
Capitalized lease obligations discounted at 7.3% to 10.8% due in
 various monthly installments through 2008 (Note 6)                                        $   3,236              $   4,824
Mortgage notes payable due in various monthly installments through 2004
 with interest at 8.0% to 9.4%                                                                 7,303                  9,125
7.70% senior notes due in 40 quarterly installments beginning
 in March 1995                                                                                11,250                 14,250
7.38% senior notes due in 21 semi-annual installments beginning
 in December 2010                                                                             30,000                 30,000
6.55% senior notes due in 5 annual installments beginning
 in December 1999                                                                             10,800                 14,400
Senior notes due in various installments through 2019
 with interest at 6.18% to 7.23%                                                              50,000                 50,000
7.89% senior notes due in 7 annual installments beginning in May 2004                         80,000                     --
                                                                                           ---------              ---------
                                                                                             192,589                122,599
Less current maturities                                                                        9,482                  9,703
                                                                                           ---------              ---------
                                                                                           $ 183,107              $ 112,896

Mortgage notes payable include a Secured Promissory Note, Mortgage and Security Agreement with a balance of $7,285 and $8,874 at April 30, 2001 and 2000, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments, and is secured by property with a depreciated cost of approximately $11,600 at April 30, 2001.

Various debt agreements contain certain operating and financial covenants. At April 30, 2001, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 4 years commencing May 1, 2002 and thereafter:

Years ended April 30,
2003.......................................................................................................   $   9,604
2004.......................................................................................................      14,495
2005.......................................................................................................      24,362
2006.......................................................................................................      15,459
Thereafter.................................................................................................     119,187
                                                                                                              ---------
                                                                                                              $ 183,107

3    PREFERRED AND COMMON STOCK

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

Stock option plan--Under the Company's incentive stock option plan, options may be granted to certain officers and key employees to purchase an aggregate of 4,560,000 shares of common stock at option prices not less than the fair market value of the stock (110% of fair market value for holders of 10% or more of the Company's stock) at the date the options are granted. Options for 690,164 shares were available for grant at April 30, 2001, and options for 1,005,450 shares (which expire between 2001 and 2010) were outstanding. The weighted average fair value of the stock options granted during 2001, 2000, and 1999 was $12.31, $14.90, and $12.81, respectively, on the date of grant. Fair value was calculated using the Black Scholes option-pricing model with the following weighted average assumptions: 2001--expected dividend yield of .71%, risk-free interest rate of 4.9%, estimated volatility of 25%, and an expected life of 5 years; 2000--expected dividend yield of .74%, risk-free interest rate of 6.3%, estimated volatility of 26%, and an expected life of 4.5 years; 1999--expected dividend yield of .47%, risk-free interest rate of 5.9%, estimated volatility of 50%, and an expected life of 4.5 years.

The Company applies APB Opinion No. 25 in accounting for its incentive stock option plan; accordingly, the financial statements recognize no compensation cost for stock options. Had the Company determined compensation cost of its stock options based on the fair value at the grant date under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts below:

                                                                            2001                2000                   1999
Net income
As reported                                                              $ 35,001             $ 39,448               $ 40,237
Pro forma                                                                  34,971               38,581                 39,957

Basic earnings per share
As reported                                                              $   0.71             $   0.76               $   0.76
Pro forma                                                                    0.71                 0.74                   0.76

Pro forma net income reflects only options granted in the years ended April 30, 2001, 2000, and 1999. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the preceding pro forma net income amounts because compensation cost is reflected over the options' expected life and compensation cost for options granted prior to may 1998 is not considered.

Stock option activity during the periods indicated is as follows:


                                                                            Number of                    Weighted average
                                                                             shares                       exercise price
Balance at April 30, 1998                                                    915,400                         $  9.56
Granted                                                                        8,000                           12.81
Exercised                                                                   (111,500)                           9.78

Balance at April 30, 1999                                                    811,900                         $  9.56
Granted                                                                      298,500                           14.90
Exercised                                                                    (40,450)                           9.49
Forfeited                                                                    (16,500)                          11.70

Balance at April 30, 2000                                                  1,053,450                         $ 11.04
Granted                                                                       13,000                           12.31
Exercised                                                                    (44,000)                           8.52
Forfeited                                                                    (17,000)                          14.10

Balance at April 30, 2001                                                  1,005,450                         $ 11.12

Notes to Consolidated Financial Statements

At April 30, 2001, the range of exercise prices was $3.84-$14.94 and the weighted average remaining contractual life of outstanding options was 5.81 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2001 are as follows:

    Range of                   Number            Weighted average            Weighted average remaining
exercise prices              of shares            exercise price              contractual life (years)
$  3.84 -  6.80               146,150              $    5.07                           2.24
   8.94 -  9.44                56,000                   8.99                           5.40
  10.25 - 10.69               218,100                  10.34                           4.35
  11.38 - 12.81               301,700                  11.45                           6.40
  13.75 - 14.94               283,500                  14.89                           8.24
                            ---------
                            1,005,450

4    EARNINGS PER SHARE

A summary of the basic and diluted earnings per share computations for the years ended April 30, 2001, 2000, and 1999 is presented below:

                           For the year ended 2001            For the year ended 2000              For the year ended 1999
                     Net earnings    Shares     Per share  Net earnings   Shares      Per share Net earnings   Shares      Per share
                     (numerator)  (denominator) amount    (numerator)   (denominator)  amount   (numerator)  (denominator)   amount
Basic earnings
 per share
Net earnings
 available to
 common shareholders   $ 35,001    49,474,804    $ 0.71     $  39,448     51,914,953   $ 0.76     $ 40,237   52,664,912      $ 0.76
Effect of stock
 options                     --       149,967        --            --        176,254       --           --      265,589          --
                       --------    ----------    ------     ---------     ----------   ------     --------   ----------      ------
Diluted earnings
 per share             $ 35,001    49,624,771    $ 0.71     $  39,448     52,091,207   $ 0.76     $ 40,237   52,930,501      $ 0.76

5    INCOME TAXES

Income tax expense attributable to income from operations is comprised of the following components:

 Years ended April 30,                                 2001        2000        1999
 Current tax expense
 Federal                                            $ 13,189    $ 15,487    $ 15,280
 State                                                 1,480       1,880       2,350
                                                    --------    --------    --------
                                                      14,669      17,367      17,630
 Deferred tax expense                                  5,915       6,000       6,511
                                                    --------    --------    --------
 Total income tax provision                         $ 20,584    $ 23,367    $ 24,141

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

As of April 30,                                          2001        2000       1999
Deferred tax assets
Accrued liabilities                                   $   3,197   $   3,112   $   3,451
Deferred compensation                                     1,566       1,342       1,204
Other                                                       687         834       1,162
                                                      ---------   ---------   ---------
Total gross deferred tax assets                           5,450       5,288       5,817


Deferred tax liabilities
Excess of tax over book depreciation                    (64,841)    (58,651)    (53,983)
Other                                                    (1,062)     (1,175)        (33)
                                                      ---------   ---------   ---------
Total gross deferred tax liabilities                    (65,903)    (59,826)    (54,016)
                                                      ---------   ---------   ---------
Net deferred tax liability                            $ (60,453)  $ (54,538)  $ (48,199)

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

Years ended April 30,                                                            2001                 2000               1999
Income taxes at the statutory rates                                              35.0%                35.0%              35.0%
State income taxes, net of federal tax benefit                                    1.7                  2.0                2.3
Other                                                                             0.3                  0.2                0.2
                                                                                -----                -----              -----
                                                                                 37.0%                37.2%              37.5%

6    LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

Asset balances at April 30,                                                2001             2000
Real estate                                                              $ 6,882         $  7,525
Equipment                                                                  4,002            4,278
                                                                         -------         --------
                                                                          10,884           11,803
Less accumulated amortization                                              7,490            7,215
                                                                         -------         --------
                                                                         $ 3,394         $  4,588

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of 1 year or more consisted of the following at April 30, 2001:

Years ended April 30,                                               Capital leases            Operating leases
2002                                                                    $ 1,354                    $   310
2003                                                                      1,220                        299
2004                                                                        851                        234
2005                                                                        185                        212
2006                                                                         36                        210
Thereafter                                                                   49                        536
                                                                        -------                    -------
Total minimum lease payments                                              3,695                    $ 1,801
Less amount representing interest                                           459
                                                                        -------
Present value of net minimum lease payments                             $ 3,236

The total rent expense under operating leases was $771 in 2001, $810 in 2000, and $843 in 1999.

7    BENEFIT PLANS

Employee stock ownership plan--The Company has an Employees' Stock Ownership Plan and Trust (Plan) that covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of common stock. The discretionary contribution is allocated to participants using a formula based on compensation. There was no Plan expense for the years ended April 30, 2001, 2000, and 1999.

On April 30, 2001, the Company had 5,343 full-time employees and 8,456 part-time employees; approximately 4,200 were participants in the Plan. As of that same date, the Trustee of the Plan held 3,506,803 shares of common stock in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

401(k) plan--The Company has a defined contribution 401(k) plan that covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $1,725, $1,594, and $1,427 for the years ended April 30, 2001, 2000, and 1999, respectively.

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

8  COMMITMENTS

The Company has entered into employment agreements with 3 of its executive officers. The agreements provide that the 3 officers will receive aggregate base compensation of $1,320 per year exclusive of bonuses. These agreements also provide for certain payments in the case of death or disability of the officers.

The Company also has entered into employment agreements with 12 other key employees, providing for certain payments in the event of their termination following a change of control of the Company.

9    CONTINGENCIES

Environmental compliance--The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company accrued a liability at April 30, 2001 and 2000 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters--The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of such suits is not expected to have a material effect on the financial position of the Company.

Other--At April 30, 2001, the Company is partially self-insured for workers' compensation claims in all 9 states of its marketing territory and is also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. Letters of credit approximating $3,600 were issued and outstanding at April 30, 2001 on the insurance company's behalf to facilitate this agreement. The Company also has investments of approximately $1,500 in escrow as required by 1 state for partial self-insurance for workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2001 and 2000, the Company accrued $6,550 and $5,600, respectively, in other accrued expenses for estimated claims relating to self-insurance.

10   QUARTERLY FINANCIAL DATA

(UNAUDITED)

Year ended April 30, 2001                   1st Quarter          2nd Quarter         3rd Quarter        4th Quarter    Year Total
Net sales                                 $       528,891      $      495,708     $      437,004     $     462,109  $   1,923,712
Gross profit*                                     100,829              99,138             84,101            78,816        362,884
Net income                                $        15,725      $       13,828     $        3,983     $       1,465  $      35,001

Earnings per common share
Basic                                     $          0.32      $         0.28     $         0.08     $        0.03  $        0.71
Diluted                                   $          0.32      $         0.28     $         0.08     $        0.03  $        0.71


Year ended April 30, 2000                   1st Quarter          2nd Quarter         3rd Quarter        4th Quarter    Year Total
Net sales                                 $       387,194      $      412,752     $      402,029     $     446,220  $   1,648,195
Gross profit*                                      84,492              84,983             75,223            80,667        325,365
Net income                                $        14,651      $       12,662     $        5,209     $       6,926  $      39,448


Earnings per common share
Basic                                     $          0.28      $         0.24     $         0.10     $        0.14  $        0.76
Diluted                                   $          0.28      $         0.24     $         0.10     $        0.14  $        0.76

*Gross profit is given before charge for depreciation and amortization.

                             INVESTOR INFORMATION

COMMON STOCK

Casey's General Stores, Inc. common stock trades on the Nasdaq Stock Exchange under the symbol CASY. The 49.5 million shares of common stock outstanding at April 30, 2001 had a market value of $596.9 million. As of that same date, there were 3,197 shareholders of record.

COMMON STOCK MARKET PRICES

Calendar 1999                     High          Low
1st Quarter                    $   15.63   $    12.56
2nd Quarter                        15.13        12.25
3rd Quarter                        16.75        12.94
4th Quarter                        13.88         9.69

Calendar 2000                     High        Low
1st Quarter                    $   11.88   $     7.88
2nd Quarter                        12.75         9.75
3rd Quarter                        13.25        10.13
4th Quarter                        15.00        10.88

Calendar 2001                     High        Low
1st Quarter                    $   14.81   $    10.75
2nd Quarter                    $   13.41   $    10.73

On July 13, 2001, the last reported sales price of the Company's common stock was $13.05 per share. On that same date, the market cap was $645.9 million.

DIVIDENDS

The Company began paying cash dividends during fiscal 1991. The fiscal 2001 annual dividend was $0.075 per basic share. On June 12, 2001 the Board of Directors declared a quarterly dividend of $0.02 per share, payable August 15, 2001 to shareholders of record on August 1, 2001. The Company currently intends to pay comparable cash dividends on a quarterly basis in the future.

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

Casey's General Stores, Inc. One Convenience Blvd. Ankeny, Iowa 50021

Corporate information is available at http://www.caseys.com
                                      ---------------------

ANNUAL MEETING

All shareholders and prospective investors are cordially invited to attend the annual meeting at 9:00 a.m., September 21, 2001 at the corporate headquarters in Ankeny, Iowa.

32