Form 10-K, Exhibit 13
period 2002-04-30
CASEYS GENERAL STORES INC
filed 2002-07-26
CIK 726958

FINANCIAL INFORMATION
Selected Financial Data
(In thousands, except per share amounts)

STATEMENT OF INCOME DATA

Years ended April 30,                         2002         2001         2000         1999         1998

Net sales                               $2,053,904   $1,923,712   $1,648,195   $1,251,057   $1,186,885
Franchise revenue                            3,059        3,767        5,268        5,433        5,106
                                         2,056,963    1,927,479    1,653,463    1,256,490    1,191,991
                                        ----------   ----------   ----------   ----------   ----------

Cost of goods sold                      $1,661,559   $1,560,828   $1,322,830   $  961,853   $  930,513
Operating expenses                         287,396      257,576      220,356      189,284      171,652
Depreciation and amortization               44,702       41,492       38,208       33,941       30,354
Interest, net                               12,756       11,998        9,254        7,034        5,924

Income before income taxes              $   50,550   $   55,585       62,815       64,378       53,548
Provision for income taxes                  18,805       20,584       23,367       24,141       20,081
                                        ----------   ----------   ----------   ----------   ----------
Net income                              $   31,745   $   35,001   $   39,448   $   40,237   $   33,467

Net income per share--basic             $      .64   $     0.71   $     0.76   $     0.76   $     0.64
Net income per share--diluted           $      .64   $     0.71   $     0.76   $     0.76   $     0.63

Weighted average number of
   common shares outstanding--basic         46,553       49,475       51,915       52,665       52,538
Weighted average number of
   common shares outstanding--diluted       46,692       49,625       52,091       52,931       52,925

Dividends paid per common share         $    0.085   $    0.075   $     0.06   $     0.06   $   0.0575


BALANCE SHEET DATA

As of April 30,                               2002         2001         2000         1999         1998

Current assets                          $   97,619   $  106,893   $   75,061   $   70,207   $   52,524
Total assets                               735,255      693,484      623,565      562,860      479,974
Current liabilities                        112,073      102,041      140,651       83,819       89,988
Long-term debt                             173,797      183,107      112,896      122,513       79,094
Shareholders' equity                       369,219      340,476      308,762      301,868      263,374

Management's Discussion and Analysis of
Financial Condition and Results of Operations
(In thousands)

The following tables set forth the Company's net sales and gross profits according to its major revenue categories and average sales and earnings information for corporate and franchise stores.

COMPANY NET SALES AND GROSS PROFITS

Years ended April 30,                     2002             2001             2000

Net sales (1)
Retail sales
Inside                              $  790,602       $  675,446       $  618,454
Gasoline                             1,191,157        1,163,026          934,456
                                    ----------       ----------       ----------
                                    $1,981,759       $1,838,472       $1,552,910

Wholesale sales
Inside                              $   34,249       $   38,333       $   48,961
Gasoline                                22,373           32,593           30,525
                                    ----------       ----------       ----------
                                    $   56,622       $   70,926       $   79,486

Gross profits (2)
Retail sales
Inside                              $  290,194       $  261,561       $  233,035
Gasoline                                89,228           88,476           77,080
                                    ----------       ----------       ----------
                                    $  379,422       $  350,037       $  310,115

Wholesale sales
Inside                              $      972       $    1,261       $    2,566
Gasoline                                   613            1,065              835
                                    ----------       ----------       ----------
                                    $    1,585       $    2,326       $    3,401

SAME-STORE COMPARISONS (3)

Years ended April 30,                     2002             2001             2000

Corporate stores
Average retail sales                $    1,618       $    1,590       $    1,457
Average retail inside sales                646              584              583
Average gross profit on
   inside items                            228              218              212
Average retail sales of                    972            1,007              874
   gasoline
Average gross profit
   on gasoline (4)                          69               81               75
Average operating income (5)                75               88               91
Average number of gallons sold             755              692              734

Franchise stores
Average franchise revenue (6)       $       35       $       35       $       35

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

Management's Discussion and Analysis of Financial Condition and Results of Operations


Casey's derives its revenue from retail sales of food (including freshly prepared foods such as pizza, doughnuts, and sandwiches), beverages, and nonfood products (including health and beauty aids, tobacco products, automotive products, and gasoline) by corporate stores and wholesale sales of certain merchandise and gasoline to franchise stores. The Company also generates revenues from continuing monthly royalties based on sales by franchise stores; sign and facade rental fees; and the provision of certain maintenance, transportation, and construction services to the Company's franchisees. A typical store generally is not profitable for its first year of operation due to start-up costs and usually will attain representative levels of sales and profits during its third or fourth year of operation.

FISCAL 2002 COMPARED WITH FISCAL 2001

Net sales for fiscal 2002 increased only 6.8% to $2,053,904, primarily due to an 11.7% decrease in gas prices and the net addition of 67 corporate stores. Retail gasoline sales for the fiscal year were $1,191,157, an increase of 2.4%, and gallons sold increased 15.9% to 927.5 million. Retail sales of grocery & other merchandise increased 17% to $790.6 million.

Cost of goods sold as a percentage of sales was 80.9% for fiscal 2002 compared with 81.1% for the prior year. The slight decrease was caused by the grocery & other merchandise category having a greater percentage of the total gross profit as the gas margin decreased to 7.5% in fiscal 2002 from 7.6% in fiscal 2001 and the grocery & other merchandise margin decreased to 32% in fiscal 2002 from 34.1% in fiscal 2001. The prepared food & fountain gross profit margin also decreased to 55.4% in fiscal 2002 from 56.3% in the prior year.

Operating expenses increased 11.6% in fiscal 2002, driven by higher wages and benefits, by increased bank fees resulting from customers' greater use of credit cards, and by the increase in the number of corporate stores. Lower gasoline prices increased the operating expense ratio to 14.0% of sales in fiscal 2002 from 13.4% the prior year.

Net income decreased to $31,745 in fiscal 2002 from $35,001 in fiscal 2001. The decrease was the result of the combination of lower gasoline and grocery margins and higher expenses.

Inventories increased $8,726 due to the increase in cigarette inventories of approximately $3,000, the addition of approximately $2,500 of novelty items in the store reset, the reduction of the LIFO reserve by $3,280, and the net addition of 67 corporate stores. These increases were partially offset by a reduction of approximately $2,400 of gasoline inventories.

Short-term investments decreased $18,215 as certain investments matured. The proceeds were used for capital expenditures throughout the fiscal year.

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

Net income decreased to $35,001 in fiscal 2001 from $39,448 in fiscal 2000. The decrease resulted from the combination of lower gasoline margins and higher expenses.

Current liabilities decreased $38,610 during fiscal 2001 primarily because notes payable of $45,950 were repaid from the proceeds of long-term debt at the beginning of the fiscal year.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Inventory--Inventories are stated at the lower of cost or market. For substantially all Company inventories, cost is determined through the use of the last-in, first-out (LIFO) method applied to inventory values determined primarily by the first-in, first-out (FIFO) cost inventory method for warehouse inventories and the retail inventory method (RIM) for store inventories. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates, which could affect the ending inventory valuation at cost and the resulting gross margins.

Long-lived Assets--The Company periodically monitors under-performing stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, including goodwill where applicable, an impairment loss is recognized. Impairment is based on the estimated fair value of the asset. Fair value is based on management's estimate of the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from professional appraisals, offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis.

Self-insurance--The Company is primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the time frame of development, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted.

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash; cash from operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 2002, the Company's ratio of current assets to current liabilities was .87 to 1. Management believes the Company's current $35,000 bank line of credit together with cash flow from operations will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations increased 6.5% to $83,090 during the year ended April 30, 2002, primarily as a result of an increase in deferred income taxes. Cash flows used in investing decreased during fiscal 2002, primarily because no investments were purchased. During fiscal 2002 the Company expended approximately $98,000 for property and equipment, primarily for the construction and remodeling of corporate stores. The Company anticipates approximately $80,000 in capital expenditures for fiscal 2003, primarily from existing cash and funds generated by operations.

As of April 30, 2002, the Company had long-term debt of $173,797 consisting of $5,250 of 7.70% senior notes, $30,000 of 7.38% senior notes, $3,600 of 6.55%
senior notes, $50,000 of senior notes with interest rates ranging from 6.18% to 7.23%, $80,000 of 7.89% senior notes, $3,916 of mortgage notes payable, and $1,031 of capital lease obligations.

Interest on the 7.70% senior notes is payable on the 15/th/ day of each month. Principal of the 7.70% senior notes matures in 40 quarterly installments beginning March 15, 1995. The Company may prepay the 7.70% senior notes in whole or in part at any time in an amount not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated February 1, 1993 between the Company and the purchaser of the 7.70% senior notes.

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

To date, the Company has funded capital expenditures primarily from the proceeds of the sale of common stock; issuance of the convertible subordinated debentures (converted into shares of common stock in 1994), the senior notes, and a mortgage note; and funds generated from operations. Future capital required to finance operations, improvements, and the anticipated growth in the number of corporate stores is expected to come from cash generated by operations, existing cash, and additional long-term debt or other securities as circumstances may dictate. Future capital needs are not expected to adversely affect liquidity.

Management's Discussion and Analysis of Financial Condition and Results of Operations


The table below presents significant contractual obligations, including interest, of the Company at April 30, 2002:

(Dollars in thousands)

                                       2003         2004         2005         2006         2007   Thereafter        Total
Senior notes                       $ 19,241     $ 28,684     $ 22,210     $ 21,309     $ 20,407     $154,895     $266,746
Mortgage notes                        2,428        2,423        1,638           66           66           88        6,709
Capital lease obligations             1,220          851          185           36           28           21        2,341
Operating leases                        405          299          228          206          186          368        1,692
Line of credit                        5,275           --           --           --           --           --        5,275
                                   --------     --------     --------     --------     --------     --------     --------
                                   $ 28,569     $ 32,257     $ 24,261     $ 21,617     $ 20,687     $155,372     $282,763


Environmental Compliance-- The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) response to a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new corporate stores have been equipped with noncorroding fiberglass USTs, including many with double-wall construction, overfill protection, and electronic tank monitoring. The Company has an active inspection and renovation program for its older USTs. Of the Company's 2,565 USTs, 2,218 are fiberglass and 347 are steel. Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In the years ended April 30, 2002 and 2001, the Company spent approximately $757 and $944, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs. As of June 30, 2002, a cumulative total of approximately $5,700 has been received from such programs. Reimbursements are typically subject to statutory provisions requiring repayment of such funds for noncompliance with upgrade provisions or other applicable laws. The Company had an accrued liability at April 30, 2002 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

The Company accounts for environmental contamination costs in accordance with the Emerging Issues Task Force (EITF) Issue No. 90-8, Capitalization of Costs to Treat Environmental Contamination. EITF 90-8 allows these costs to be capitalized if the costs extend the life of the asset or if the costs mitigate or prevent environmental contamination that has yet to occur. The Company applies any refunds received under the reimbursement programs as described in
Note 9 to these capitalized costs.

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

Minimum Wage Legislation-- Congressional action to increase the federal minimum wage had an impact on the Company's operating results to the extent the increase in labor expenses could not be passed along to customers through price increases. Although the Company has in the past been able to, and will continue to attempt to, pass along increases in operating costs through price increases, there can be no assurance that increases in labor costs can be reflected in prices or that price increases will not diminish customer spending.

Recent Accounting Pronouncements--During 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. Effective May 1, 2002, the Company is no longer required to amortize goodwill and indefinite life intangible assets as a charge to earnings. In addition, the Company is required to conduct an annual review of goodwill and other intangible assets for potential impairment. There would not have been any material impact in the financial statements in the years ended April 30, 2002, 2001, and 2000, had the provisions of the new standards been applied in those years. The Company does not currently anticipate having to record a charge to earnings for the potential impairment of goodwill or other intangible assets as a result of adoption of these new standards. At April 30, 2002, the Company had no goodwill or indefinite life intangible assets.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this statement to have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 for fiscal years beginning after December 15, 2001. The company does not expect this statement to have a material effect on its consolidated financial statements.

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

The Company's annual report on Form 10-K for the year ended April 30, 2002 contains as an exhibit a discussion of various factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors also should understand it is not possible to predict or identify all such factors and should not consider the exhibit to be a complete statement of all potential risks and uncertainties.

Casey's General Stores, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share amounts)

April 30,                                                                  2002                  2001
Assets
Current assets
   Cash and cash equivalents                                            $  18,946            $  22,958
   Short-term investments                                                      10               18,225
   Receivables                                                              5,127                5,190
   Inventories (Note 1)                                                    60,498               51,772
   Prepaid expenses (Note 5)                                                3,816                5,461
   Income taxes receivable                                                  9,222                3,287
                                                                        ---------            ---------
Total current assets                                                       97,619              106,893

Other assets, net of amortization                                             992                1,297
Property and equipment, at cost (Note 2)
   Land                                                                   155,794              135,819
   Buildings and leasehold improvements                                   366,328              335,308
   Machinery and equipment                                                429,012              387,766
   Leasehold interest in property and equipment (Note 6)                   10,446               10,884
                                                                        ---------            ---------
                                                                          961,580              869,777
   Less accumulated depreciation and amortization                         324,936              284,483
                                                                        ---------            ---------
Net property and equipment                                                636,644              585,294
                                                                        ---------            ---------
Total assets                                                            $ 735,255            $ 693,484

Liabilities and Shareholders' Equity
Current liabilities
   Note payable to bank (Note 2)                                        $   5,275            $      --
   Current maturities of long-term debt (Note 2)                            9,648                9,482
   Accounts payable                                                        69,912               67,735
   Accrued expenses
     Property taxes                                                         7,470                6,802
     Other (Note 9)                                                        19,768               18,022
                                                                        ---------            ---------
Total current liabilities                                                 112,073              102,041

Long-term debt, net of current maturities (Note 2)                        173,797              183,107
Deferred income taxes (Note 5)                                             75,786               63,650
Deferred compensation (Note 7)                                              4,380                4,210
                                                                        ---------            ---------
Total liabilities                                                         366,036              353,008
Shareholders' equity (Note 3)
   Preferred stock, no par value, none issued                                  --                   --
   Common stock, no par value, 49,623,812 and 49,494,762 shares issued
     and outstanding at April 30, 2002 and 2001, respectively              39,562               38,353
   Retained earnings                                                      329,657              302,123
                                                                        ---------            ---------
Total shareholders' equity                                                369,219              340,476
                                                                        ---------            ---------
Total liabilities and shareholders' equity                              $ 735,255            $ 693,484

Commitments and contingencies (Notes 6, 8, and 9)

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2002 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
KPMG LLP

Des Moines, Iowa
June 12, 2002

--------------------------------------------------------------------------------

Consolidated
Statements of Income
(In thousands, except per share amounts)

Years ended April 30,                                           2002              2001              2000
Net sales                                                 $2,053,904        $1,923,712        $1,648,195
Franchise revenue                                              3,059             3,767             5,268
                                                          ----------        ----------        ----------
                                                           2,056,963         1,927,479         1,653,463

Cost of goods sold                                         1,661,559         1,560,828         1,322,830
Operating expenses                                           287,396           257,576           220,356
Depreciation and amortization                                 44,702            41,492            38,208
Interest, net (Note 2)                                        12,756            11,998             9,254
                                                          ----------        ----------        ----------
                                                           2,006,413         1,871,894         1,590,648


Income before income taxes                                    50,550            55,585            62,815
Provision for income taxes (Note 5)                           18,805            20,584            23,367
                                                          ----------        ----------        ----------
Net income                                                $   31,745        $   35,001        $   39,448

Earnings per common share (Notes 3 and 4)
   Basic                                                  $     0.64        $     0.71        $     0.76

   Diluted                                                $     0.64        $     0.71        $     0.76

Consolidated
Statements of Shareholders' Equity
(In thousands, except share and per share amounts)

                                                              Common          Retained
                                                               stock          earnings             Total
Balance at April 30, 1999                                     67,338           234,530           301,868
Net income                                                        --            39,448            39,448
Payment of dividends (6 cents per share)                          --            (3,146)           (3,146)
Repurchase of common stock (3,301,200 shares)                (29,970)               --           (29,970)
Proceeds from exercise of stock options                          384                --               384
(40,450 shares)
Tax benefits related to nonqualified stock                       178                --               178
options (Note 3)

Balance at April 30, 2000                                     37,930           270,832           308,762
Net income                                                        --            35,001            35,001
Payment of dividends (7.5 cents per share)                        --            (3,710)           (3,710)
Proceeds from exercise of stock options                          374                --               374
(44,000 shares)
Tax benefits related to nonqualified stock                        49                --                49
options (Note 3)

Balance at April 30, 2001                                 $   38,353        $  302,123        $  340,476
Net income                                                        --            31,745            31,745
Payment of dividends (8.5 cents per share)                        --            (4,211)           (4,211)
Proceeds from exercise of stock options                        1,051                --             1,051
(129,050 shares)
Tax benefits related to nonqualified stock                       158                --               158
options (Note 3)

Balance at April 30, 2002                                 $   39,562        $  329,657        $  369,219

See accompanying Notes to Consolidated Financial Statements.

Consolidated
Statements of Cash Flows
(In thousands)

Years ended April 30,                                             2002         2001         2000

Cash flows from operations
Net income                                                   $  31,745    $  35,001    $  39,448
Adjustments to reconcile net income to net
cash provided by operations
   Depreciation and amortization                                44,702       41,492       38,208
   Deferred income taxes                                        12,136        6,000        6,000
   Changes in assets and liabilities
     Receivables                                                    63       (1,079)      (1,289)
     Inventories                                                (8,726)     (10,409)       5,841
     Prepaid expenses                                            1,645          284         (299)
     Accounts payable                                            2,177        6,776       16,732
     Accrued expenses                                            2,414        2,876        1,565
     Income taxes                                               (5,777)      (5,329)        (188)
   Other, net                                                    2,711        2,384        2,964
                                                             ---------    ---------    ---------
Net cash provided by operations                                 83,090       77,996      108,982

Cash flows from investing
   Purchase of property and equipment                          (97,569)     (81,556)    (102,836)
   Purchase of investments                                          --      (34,190)      (2,746)
   Maturities of investments                                    17,862       24,087       10,230
                                                             ---------    ---------    ---------
Net cash used in investing activities                          (79,707)     (91,659)     (95,352)

Cash flows from financing
   Proceeds from long-term debt                                     --       80,000           --
   Payments of long-term debt                                   (9,510)     (10,010)      (9,466)
   Net activity of short-term debt                               5,275      (45,950)      38,550
   Repurchase of common stock                                       --           --      (29,970)
   Proceeds from exercise of stock options                       1,051          374          384
   Payments of cash dividends                                   (4,211)      (3,710)      (3,146)
                                                             ---------    ---------    ---------
Net cash (used in) provided by financing activities             (7,395)      20,704       (3,648)
                                                             ---------    ---------    ---------
Net decrease in cash and cash equivalents                       (4,012)       7,041        9,982
Cash and cash equivalents at beginning of year                  22,958       15,917        5,935
                                                             ---------    ---------    ---------
Cash and cash equivalents at end of year                     $  18,946    $  22,958    $  15,917


SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Years ended April 30,                                             2002         2001         2000

Cash paid during the year for
   Interest, net of amount capitalized                       $  13,677    $  11,982    $   9,980
   Income taxes                                                 10,847       19,388       17,556

Noncash investing and financing activities
   Property and equipment acquired through an
     installment purchase                                          365           --          200
   Increase in common stock and increase in income
     taxes receivable due to tax benefits related to
     nonqualified stock options (Note 3)                           158           49          178

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated
Financial Statements
(In thousands, except share and per share amounts)

1.  SIGNIFICANT ACCOUNTING POLICIES

Operations--Casey's General Stores, Inc. and Subsidiaries (the Company) operates 1,334 convenience stores in 9 midwestern states. At April 30, 2002, the Company owned or leased 1,258 of these stores and 76 stores were owned or leased by franchisees. The stores are located primarily in smaller communities, a majority with populations of less than 5,000. Sales in 2002 were distributed as follows:
59% gasoline, 33% grocery & other merchandise, and 8% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

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

Inventories--Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory is determined by the retail method. Cost is determined using the last-in, first-out (LIFO) method. Such inventory value was approximately $17,670 and $20,950 below replacement cost as of April 30, 2002 and 2001, respectively.

Depreciation and amortization--Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings .......................................................... 25-40 years
Machinery and equipment ............................................. 5-30 years
Leasehold interest in property and equipment ................. Lesser of term of lease or life of asset
Leasehold improvements ................ Lesser of term of lease or life of asset

Excise taxes--Excise taxes approximating $338,000, $289,000, and $279,000 collected from customers on retail gasoline sales are included in net sales for 2002, 2001, and 2000, respectively.

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

Revenue recognition--The Company recognizes retail sales of gasoline, grocery & other merchandise, and prepared food & fountain at the time of sale to the customer. Wholesale sales to franchisees are recognized at the time of delivery to the franchise location. Franchise fees, license fees to franchisees, and rent for franchise facades are recognized monthly when billed to the franchisees. Other maintenance services and transportation charges are recognized at the time the service is provided.

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

Recent Accounting Pronouncements--During 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. Effective May 1, 2002, the Company is no longer required to amortize goodwill and indefinite life intangible assets as a charge to earnings. In addition, the Company is required to conduct an annual review of goodwill and other intangible assets for potential impairment. There would not have been any material impact in the financial statements in the years ended April 30, 2002, 2001, and 2000, had the provisions of the new standards been applied in those years. The Company does not currently anticipate having to record a charge to earnings for the potential impairment of goodwill or other intangible assets as a result of adoption of these new standards. At April 30, 2002, the Company had no goodwill or indefinite life intangible assets.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the

Notes to Consolidated Financial Statements

obligation. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this statement to have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 for fiscal years beginning after December 15, 2001. The company does not expect this statement to have a material effect on its consolidated financial statements.

2.   FAIR VALUE OF FINANCIAL INSTRUMENTS, NOTE PAYABLE TO BANK, AND LONG-TERM
     DEBT

The fair value of the Company's financial instruments is summarized below.

Cash and cash equivalents, investments, receivables, and accounts payable--The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Note payable to bank--The carrying amount approximates fair value due to a variable interest rate on this note. At April 30, 2002, note payable to bank consisted of a $35,000 line of credit with a balance owed of $5,275, which was due on demand. The interest rate was 2.63% at April 30, 2002. At April 30, 2001, there was no balance owed under note payable to bank, which consisted of $60,000 in lines of credit.

Long-term debt--The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $222,000 and $199,000, respectively, at April 30, 2002 and 2001.

Interest expense is net of interest income of $876, $2,554, and $861 for the years ended April 30, 2002, 2001, and 2000, respectively. Interest expense in the amount of $596, $365, and $680 was capitalized during the years ended April 30, 2002, 2001, and 2000, respectively.

Long-term debt at carrying value consists of the following:

April 30,                                                     2002        2001

Capitalized lease obligations discounted at
   7.3% to 10.8% due in various monthly
   installments through 2008 (Note 6)                      $  2,113     $  3,236
Mortgage notes payable due in various
   monthly installments through 2004
   with interest at 7.0% to 9.4%                              5,882        7,303
7.70% senior notes due in 40 quarterly
   installments beginning in March 1995                       8,250       11,250
7.38% senior notes due in 21 semi-annual
   installments beginning in December 2010                   30,000       30,000
6.55% senior notes due in 5 annual installments
   beginning in December 1999                                 7,200       10,800
Senior notes due in various installments
   through 2019 with interest at 6.18% to 7.23%              50,000       50,000
7.89% senior notes due in 7 annual installments
   beginning in May 2004                                     80,000       80,000
                                                           --------     --------
                                                            183,445      192,589
Less current maturities                                       9,648        9,482
                                                           --------
                                                           $173,797     $183,107

Mortgage notes payable include a Secured Promissory Note, Mortgage and Security Agreement with a balance of $5,540 and $7,285 at April 30, 2002 and 2001, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments, and is secured by property with a depreciated cost of approximately $10,900 at April 30, 2002.

Various debt agreements contain certain operating and financial covenants. At April 30, 2002, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2002 and thereafter:

Years ended April 30,
2003   ..............................................................   $  9,648
2004   ..............................................................     14,542
2005   ..............................................................     24,412
2006   ..............................................................     15,513
2007   ..............................................................     15,512
Thereafter ..........................................................    103,818
                                                                        --------
                                                                        $183,445

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

Stock option plan--Under the Company's incentive stock option plan, options may be granted to certain officers and key employees to purchase an aggregate of 4,560,000 shares of common stock at option prices not less than the fair market value of the stock (110% of fair market value for holders of 10% or more of the Company's stock) at the date the options are granted. Options for 364,664 shares were available for grant at April 30, 2002, and options for 1,173,650 shares (which expire between 2003 and 2011) were outstanding. The weighted average fair value of the stock options granted during 2002, 2001, and 2000 was $3.36, $3.63, and $4.63 per share, respectively, on the date of grant. Fair value was calculated using the Black Scholes option-pricing model with the following weighted average assumptions: 2002--expected dividend yield of .87%, risk-free interest rate of 4.2%, estimated volatility of 25%, and an expected life of 5.4 years; 2001--expected dividend yield of .71%, risk-free interest rate of 4.9%, estimated volatility of 25%, and an expected life of 5 years; 2000--expected dividend yield of .74%, risk-free interest rate of 6.3%, estimated volatility of 26%, and an expected life of 4.5 years.

The Company applies APB Opinion No. 25 in accounting for its incentive stock option plan; accordingly, the financial statements recognize no compensation cost for stock options. Had the Company determined compensation cost of its stock options based on the fair value at the grant date under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts below:

                                         2002        2001         2000
Net income
As reported                          $ 31,745    $ 35,001    $  39,448
Pro forma                              31,058    $ 34,971    $  38,581

Basic earnings per share
As reported                          $   0.64    $   0.71    $    0.76
Pro forma                            $   0.63        0.71         0.74


Pro forma net income reflects only options granted in the years ended April 30, 2002, 2001, and 2000. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the preceding pro forma net income amounts because compensation cost is reflected over the options' expected lives and compensation cost for options granted prior to May 1999 is not considered.

Stock option activity during the periods indicated is as follows:

                                       Number of      Weighted average
                                          shares        exercise price

Balance at April 30, 1999                811,900            $     9.56
Granted                                  298,500                 14.90
Exercised                                 40,450                  9.49
Forfeited                                (16,500)                11.70

Balance at April 30, 2000              1,053,450            $    11.04
Granted                                   13,000                 12.31
Exercised                                (44,000)                 8.52
Forfeited                                (17,000)                14.10

Balance at April 30, 2001              1,005,450            $    11.12
Granted                                  325,500                 11.59
Exercised                               (130,300)                 8.06
Forfeited                                (27,000)                11.76

Balance at April 30, 2002              1,173,650            $    11.61

At April 30, 2002, the range of exercise prices was $5.13-$14.94 and the weighted average remaining contractual life of outstanding options was 6.19 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2002 are as follows:

                                                              Weighted
                                        Weighted     average remaining
         Range of       Number           average           contractual
  exercise prices    of shares    exercise price          life (years)

$    5.13 -  6.80       91,800          $   5.38                  1.68
     8.94 -  9.44       31,000              9.03                  4.46
    10.25 - 10.69      194,000             10.35                  3.36
    11.20 - 12.81      583,850             11.61                  7.44
    13.75 - 14.94      273,000             14.89                  7.24
                     ---------
                     1,173,650

Notes to Consolidated Financial Statements

4. EARNINGS PER SHARE

A summary of the basic and diluted earnings per share computations for the years ended April 30, 2002, 2001, and 2000 is presented below:

                                     For the year ended 2002                    For the year ended 2001

                              Net earnings     Shares      Per share     Net earnings    Shares       Per share
                              (numerator)   (denominator)   amount       (numerator)  (denominator)    amount
Basic earnings per share
Net earnings available to
   common shareholders        $   31,745     49,552,612    $   0.64      $   35,001     49,474,804     $   0.71
Effect of stock options               --        139,682          --              --        149,967           --
                              ----------     ----------    --------      ----------     ----------     --------
Diluted earnings per share    $   31,745     49,692,294    $   0.64      $   35,001     49,624,771     $   0.71

                                     For the year ended 2000

                              Net earnings     Shares      Per share
                              (numerator)   (denominator)   amount
Basic earnings per share
Net earnings available to
   common shareholders        $   39,448     51,914,953    $   0.76
Effect of stock options               --        176,254          --
                              ----------     ----------    --------
Diluted earnings per share    $   39,448     52,091,207    $   0.76

5. INCOME TAXES

Income tax expense attributable to income from operations is comprised of the following components:

Years ended April 30,                        2002          2001         2000

Current tax expense
Federal                                 $   5,588     $  13,189    $  15,487
State                                         819         1,480        1,880
                                        ---------     ---------    ---------
                                            6,407        14,669       17,367
Deferred tax expense                       12,398         5,915        6,000
                                        ---------     ---------    ---------
Total income tax provision              $  18,805     $  20,584    $  23,367

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

Years ended April 30,                        2002          2001         2000

Deferred tax assets
Accrued liabilities                     $   2,935     $   3,197    $   3,112
Deferred compensation                       1,708         1,566        1,342
Other                                         812           687          834
                                        ---------     ---------    ---------
Total gross deferred tax assets         $   5,455     $   5,450    $   5,288

Deferred tax liabilities
Excess of tax over book depreciation      (76,248)      (64,841)     (58,651)
Other                                      (2,058)       (1,062)      (1,175)
                                        ---------     ---------    ---------
Total gross deferred tax liabilities      (78,306)      (65,903)     (59,826)
                                        ---------     ---------    ---------
Net deferred tax liability              $ (72,851)    $ (60,453)   $ (54,538)

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

Years ended April 30,                        2002          2001         2000

Income taxes at the statutory rates          35.0%         35.0%        35.0%
State income taxes, net of
 federal tax benefit                          1.1           1.7          2.0
Other                                         1.1            .3           .2
                                        ---------     ---------    ---------
                                             37.2%         37.0%        37.2%

6. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

Asset balances at April 30,              2002          2001

Real estate                          $  6,575      $  6,882
Equipment                               3,871         4,002
                                     --------      --------
                                       10,446        10,884
Less accumulated amortization           8,031         7,490
                                     --------      --------
                                     $  2,415      $  3,394


Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of 1 year or more consisted of the following at April 30, 2002:

Years ended April 30,              Capital leases   Operating leases

2003                                  $  1,220          $    405
2004                                       851               299
2005                                       185               228
2006                                        36               206
2007                                        28               186
Thereafter                                  21               368
                                      --------          --------
Total minimum lease payments             2,341          $  1,692
   Less amount representing interest       228
                                      --------
Present value of net minimum
 lease payments                       $  2,113

The total rent expense under operating leases was $852 in 2002, $771 in 2001, and $810 in 2000.

7. BENEFIT PLANS

Employee stock ownership plan--The Company has an employees' stock ownership plan and trust (Plan) that covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of common stock. The discretionary contribution is allocated to participants using a formula based on compensation. There was no Plan expense for the years ended April 30, 2002, 2001, and 2000.

On April 30, 2002, the Company had 5,723 full-time employees and 8,825 part-time employees; approximately 4,900 were participants in the Plan. As of that same date, the Trustee of the Plan held 2,219,628 shares of common stock in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

401(k) plan--The Company has a defined contribution 401(k) plan that covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $1,949, $1,725, and $1,594 for the years ended April 30, 2002, 2001, and 2000, respectively.

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

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company had an accrued liability at April 30, 2002 and 2001 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters--The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of such suits is not expected to have a material effect on the financial position of the Company.

Other--At April 30, 2002, the Company was partially self-insured for workers' compensation claims in all 9 states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $5,400 were issued and outstanding at April 30, 2002 on the insurance company's behalf. The Company also has investments of approximately $1,600 in escrow as required by 1 state for partial self-insurance for workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2002 and 2001, the Company had $7,000 and $6,550, respectively, in other accrued expenses for estimated claims relating to self-insurance.

10. QUARTERLY FINANCIAL DATA
    (UNAUDITED)

Year ended April 30, 2002                 1st Quarter       2nd Quarter       3rd Quarter       4th Quarter        Year Total
Net sales                                  $  578,923        $  557,654        $  453,507        $  463,820        $2,053,904
Gross profit*                                 105,046           105,275            88,259            93,765           392,345
Net income                                 $   12,708        $   12,392        $    2,269        $    4,376        $   31,745


Earnings per common share
Basic                                      $     0.26        $     0.25        $     0.05        $     0.09        $     0.64
Diluted                                    $     0.26        $     0.25        $     0.05        $     0.09        $     0.64



Year ended April 30, 2001                 1st Quarter       2nd Quarter       3rd Quarter       4th Quarter        Year Total

Net sales                                  $  528,891        $  495,708        $  437,004        $  462,109        $1,923,712
Gross profit*                                 100,829            99,138            84,101            78,816           362,884
Net income                                 $   15,725        $   13,828        $    3,983        $    1,465        $   35,001


Earnings per common share
Basic                                      $     0.32        $     0.28        $     0.08        $     0.03        $     0.71
Diluted                                    $     0.32        $     0.28        $     0.08        $     0.03        $     0.71

*Gross profit is given before charge for depreciation and amortization.

INVESTOR INFORMATION

Common Stock

Casey's General Stores, Inc. common stock trades on the Nasdaq Stock Exchange under the symbol CASY. The 49.6 million shares of common stock outstanding at April 30, 2002 had a market value of $645.8 million. As of that same date, there were 3,045 shareholders of record.

Common Stock Market Prices

Calendar 2000        High        Low

1st Quarter       $ 11.88  $    7.88
2nd Quarter         12.75       9.75
3rd Quarter         13.25      10.13
4th Quarter         15.00      10.88

Calendar 2001        High        Low

1st Quarter       $ 14.81  $   10.75
2nd Quarter         13.41      10.73
3rd Quarter         14.31      10.91
4th Quarter         15.47      11.00

Calendar 2002        High        Low

1st Quarter       $ 15.39  $   11.76
2nd Quarter       $ 13.90  $   11.08

On July 12, 2002, the last reported sales price of the Company's common stock was $11.05 per share. On that same date, the market cap was $548.3 million.

Dividends

The Company began paying cash dividends during fiscal 1991. The fiscal 2002 annual dividend was $0.085 per basic share. On June 12, 2002 the Board of Directors declared a quarterly dividend of $0.025 per share, payable August 15, 2002 to shareholders of record on August 1, 2002. The Company currently intends to pay comparable cash dividends on a quarterly basis in the future.

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

Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Corporate information is available at
http://www.caseys.com

Annual Meeting

All shareholders and prospective investors are cordially invited to attend the annual meeting at 9:00 a.m., September 20, 2002 at the corporate headquarters in Ankeny, Iowa.

                                                                              31