Form 10-K, Exhibit 13
period 2003-04-30
CASEYS GENERAL STORES INC
filed 2003-07-29
CIK 726958

                                                                      Exhibit 13
SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF INCOME DATA

---------------------------------------------------------------------------------------------------------------
Years ended April 30,                  2003           2002             2001            2000            1999
---------------------------------------------------------------------------------------------------------------

Net sales                          $  2,155,606    $  2,032,226    $  1,904,899    $  1,631,158    $  1,236,531
Franchise revenue                         2,451           3,059           3,767           5,268           5,433
                                   ------------    ------------    ------------    ------------    ------------
                                      2,158,057       2,035,285       1,908,666       1,636,426       1,241,964
---------------------------------------------------------------------------------------------------------------
Cost of goods sold                 $  1,743,971    $  1,658,511    $  1,558,147    $  1,320,372    $    961,192
Operating expenses                      290,801         268,766         241,444         205,777         175,419
Depreciation and amortization            47,299          44,702          41,492          38,208          33,941
Interest, net                            13,030          12,756          11,998           9,254           7,034
---------------------------------------------------------------------------------------------------------------
Income before income taxes         $     62,956    $     50,550    $     55,585    $     62,815    $     64,378
Provision for income taxes               23,420          18,805          20,584          23,367          24,141
                                   ------------    ------------    ------------    ------------    ------------
Net income                         $     39,536    $     31,745    $     35,001    $     39,448    $     40,237
Net income per share--basic        $        .80    $        .64    $       0.71    $       0.76    $       0.76
Net income per share--diluted      $        .80    $        .64    $       0.71    $       0.76    $       0.76
===============================================================================================================
Weighted average number of
 common shares outstanding--basic        49,643          46,553          49,475          51,915          52,665
Weighted average number of
 common shares outstanding--
 diluted                                 49,720          46,692          49,625          52,091          52,931
===============================================================================================================
Dividends paid per common share    $        .10    $      0.085    $      0.075    $       0.06    $       0.06
---------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA

---------------------------------------------------------------------------------------------------------------
As of April 30,                        2003            2002            2001           2000            1999
---------------------------------------------------------------------------------------------------------------
Current assets                      $   116,874    $     97,619    $    106,893    $     75,061    $     70,207
Total assets                            775,325         735,255         693,484         623,565         562,860
Current liabilities                     117,338         112,073         102,041         140,651          83,819
Long-term debt                          162,394         173,797         183,107         112,896         122,513
Shareholders' equity                    404,238         369,219         340,476         308,762         301,868
---------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis of
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(IN THOUSANDS)

The following tables set forth the Company's net sales and gross profits according to its major revenue categories and average sales and earnings information for corporate and franchise stores.

COMPANY NET SALES AND GROSS PROFITS
------------------------------------------------------------------------------
Years ended April 30,                   2003           2002            2001
------------------------------------------------------------------------------
Net sales (1)
Retail sales
Inside                               $   825,206    $   788,060    $   673,494
Gasoline                               1,290,094      1,191,157      1,163,026
                                     -----------    -----------    -----------
                                     $ 2,115,300    $ 1,979,217    $ 1,836,520
------------------------------------------------------------------------------
Wholesale sales
Inside                               $    21,940    $    28,046    $    32,910
Gasoline                                  16,578         22,373         32,593
                                     -----------    -----------    -----------
                                     $    38,518    $    50,419    $    65,503
------------------------------------------------------------------------------
Gross profits (2)
Retail sales
Inside                               $   306,960    $   278,970    $   251,878
Gasoline                                 102,030         90,911         90,447
                                     -----------    -----------    -----------
                                     $   408,990    $   369,881    $   342,325
------------------------------------------------------------------------------
Wholesale sales
Inside                               $       521    $       972    $     1,261
Gasoline                                     639            613          1,065
                                     -----------    -----------    -----------
                                     $     1,160    $     1,585    $     2,326
------------------------------------------------------------------------------

SAME-STORE COMPARISONS (3)
------------------------------------------------------------------------------
Years ended April 30,                   2003           2002            2001
------------------------------------------------------------------------------
Corporate stores
Average retail sales                 $     1,659    $     1,618    $     1,590
Average retail inside sales                  648            646            584
Average gross profit on inside items         239            228            218
Average retail sales of gasoline           1,011            972          1,007
Average gross profit on gasoline (4)          74             69             81
Average operating income (5)                  82             75             88
Average number of gallons sold               732            755            692
-------------------------------------------------------------------------------
Franchise stores
Average franchise revenue (6)        $        34    $        35    $        35

(1) Net sales exclude franchise revenue and charges to franchisees for certain maintenance, transportation, and construction services provided by the Company.

(2) Gross profits represent net sales less costs of goods sold. Gross profit is given before charge for depreciation and amortization.

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

FISCAL 2003 COMPARED WITH FISCAL 2002

Net sales for fiscal 2003 increased 6.1% to $2,155,606, primarily due to a 7.6% increase in gas prices and the net addition of 32 corporate stores. Retail gasoline sales for the fiscal year were $1,290,094, an increase of 8.3%, and gallons sold increased .7% to 934 million. Retail sales of grocery & other merchandise increased 4.7% to $825.2 million.

Cost of goods sold as a percentage of sales was 80.9% for fiscal 2003 compared with 81.6% for the prior year. The decrease was caused by an increase in gas margin to 7.9% of sales in fiscal 2003 from 7.6% in fiscal 2002. The grocery & other merchandise margin increased to 31.5% from 30.3%, primarily attributed to the scanning of tobacco products. The prepared food & fountain margin increased to 59.4% in fiscal 2003 from 55.4% the prior year. The improvement was due to buying forward to lower the wholesale cost of cheese, obtaining other products at decreased costs, making price adjustments, introducing new food items, and reducing stales.

Operating expenses increased 8.2% in fiscal 2003, driven by higher insurance costs, increased bank fees resulting from customers' greater use of credit cards, and the larger number of corporate stores. These factors also increased the operating expense ratio to 13.5% of sales in fiscal 2003 from 13.2% the prior year.

Net income increased to $39,536 in fiscal 2003 from $31,745 in fiscal 2002. The increase resulted from the combination of higher gasoline and grocery & other merchandise margins.

FISCAL 2002 COMPARED WITH FISCAL 2001

Net sales for fiscal 2002 increased only 6.7% to $2,032,226, primarily due to a 15.4% decrease in gas prices and the net addition of 67 corporate stores. Retail gasoline sales for the fiscal year were $1,191,157, an increase of 2.4%, and gallons sold increased 15.9% to 927.5 million. Retail sales of grocery & other merchandise increased 17% to $788.1 million.

Cost of goods sold as a percentage of sales was 81.6% for fiscal 2002 compared with 81.8% for the prior year. The slight decrease was caused by the grocery & other merchandise category having a greater percentage of the total gross profit as the gas margin decreased to 7.6% in fiscal 2002 from 7.8% in fiscal 2001 and the grocery & other merchandise margin decreased to 30.3% in fiscal 2002 from 32.4% in fiscal 2001. The prepared food & fountain gross profit margin decreased to 55.4% in fiscal 2002 from 56.3% in the prior year.

Operating expenses increased 11.3% in fiscal 2002, driven by higher insurance costs, by increased bank fees resulting from customers' greater use of credit cards, and by the larger number of corporate stores. Lower gasoline prices increased the operating expense ratio to 13.2% of sales in fiscal 2002 from 12.7% the prior year.

Net income decreased to $31,745 in fiscal 2002 from $35,001 in fiscal 2001. The decrease was the result of the combination of lower gasoline and grocery & other merchandise margins and higher expenses.

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

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash; cash from operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 2003, the Company's ratio of current assets to current liabilities was 1 to 1. Management believes the Company's current $35,000 bank line of credit together with cash flow from operations will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations increased 25.1% to $103,914 during the year ended April 30, 2003, primarily as a result of an increase in net income and a reduction in income taxes receivable. Cash flows used in investing decreased during fiscal 2003 primarily because fewer stores were built. Cash used in financing increased during fiscal 2003 primarily due to the net activity of short-term debt. During fiscal 2003 the Company expended approximately $63,000 for property and equipment, primarily for the construction and remodeling of corporate stores. The Company anticipates approximately $70,000 in capital expenditures for fiscal 2004, primarily from existing cash and funds generated by operations.

As of April 30, 2003, the Company had long-term debt of $162,394 consisting of $2,250 of 7.70% senior notes, $30,000 of 7.38% senior notes, $45,000 of senior notes with interest rates ranging from 6.18% to 7.23%, $80,000 of 7.89% senior notes, $4,903 of mortgage notes payable, and $241 of capital lease obligations.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations

The table below presents significant contractual obligations, including interest, of the Company at April 30, 2003: (DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------------------------------------------
                               2004         2005         2006         2007         2008      Thereafter     Total
--------------------------------------------------------------------------------------------------------------------
Senior notes                $   20,162   $   33,844   $   25,049   $   23,887   $   23,725   $  118,127   $  244,794
Mortgage notes                  12,063        2,484        2,468          173          125          100       17,413
Capital lease obligations          851          185           36           28           21           --        1,121
Operating leases                   329          228          206          186          101          198        1,248
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                            $  33,405    $   36,741   $   27,759   $   24,274   $   23,972   $  118,425   $  264,576
====================================================================================================================

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

Environmental Compliance--The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) response to a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new corporate stores have been equipped with noncorroding fiberglass USTs, including many with double-wall construction, overfill protection, and electronic tank monitoring. The Company has an active inspection and renovation program for its older USTs. Of the Company's 2,632 USTs, 2,277 are fiberglass and 355 are steel. Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In the years ended April 30, 2003 and 2002, the Company spent approximately $1,138 and $757, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs. As of June 30, 2003, a cumulative total of approximately $6,600 has been received from such programs. Reimbursements are typically subject to statutory provisions requiring repayment of such funds for noncompliance with upgrade provisions or other applicable laws. The Company had an accrued liability at April 30, 2003 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

The Company accounts for environmental contamination costs in accordance with the Emerging Issues Task Force (EITF) Issue No. 90-8, Capitalization of Costs to Treat Environmental Contamination. EITF 90-8 allows these costs to be capitalized if the costs extend the life of the asset and if the costs mitigate or prevent environmental contamination that has yet to occur. The Company applies any refunds received under the reimbursement programs as described in
Note 9 to these capitalized costs.

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

Recent Accounting Pronouncements--The Financial Accounting Standards Board
(FASB) Emerging Issues Task Force (EITF), a group responsible for promulgating changes to accounting policies and procedures, has issued an accounting pronouncement, EITF Issue No. 01-9, which addresses the recognition, measurement, and income statement classification for certain sales incentives offered by companies in the form of discounts, coupons, or rebates. Implementation of this accounting pronouncement in the first quarter of fiscal 2003 required the Company to make certain reclassifications between total sales and cost of goods sold in the Company's consolidated statements of income. The implementation of EITF Issue No. 01-9 did not have an effect on reported operating income or net earnings. The Company reclassified certain prior period financial statements for comparability purposes, which had the following impact on total sales and cost of goods sold:


(DOLLARS IN THOUSANDS)
---------------------------------------------------------
                      April 30,    April 30,    April 30,
                        2003         2002         2001
---------------------------------------------------------
Sales decrease        $   2,994    $   2,542    $   1,952
Cost of goods sold
 decrease             $   2,994    $   2,542    $   1,952


EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, became effective for the Company on January 1, 2003. This issue addresses the appropriate accounting for cash consideration received from a vendor that is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales when the related products are sold unless it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or it is a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost. Historically, the Company has recognized those allowances as they were earned. This accounting treatment was consistent with generally accepted accounting principles. For all contracts entered or modified after January 1, 2003, the Company has recognized prospectively and will continue to recognize vendor allowances in accordance with EITF Issue No. 02-16. Net income for fiscal 2003 was not materially affected by the adoption of EITF Issue No. 02-16.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/ or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this adoption to have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company implemented the statement on May 1, 2002. There was no material impact on the Company's financial statements as a result of the implementation.

In April 2002, the FASB issued SFAS No. 145, Rescision of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Under Statement No. 4, all gains and losses from extinguishment of debt are required to be aggregated and, if material, classified as an extraordinary item. The Company is required to adopt SFAS No. 145 for fiscal years beginning after June 15, 2002. The Company does not expect adoption to have a material effect on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the company's commitment to an exit plan. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. In accordance with SFAS No. 146, store lease exit costs are accrued when a store is closed. SFAS No. 146 also established that the liability should initially be measured and recorded at fair value. SFAS No. 146 may affect the timing of recognizing future store closures, if any, as well as the amounts recognized. The provisions of the statement were effective for exit and disposal activities initiated after December 31, 2002. There was no material impact on the Company's financial statements as a result of the implementation.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123 and SFAS No. 148 in these financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities under FASB No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is primarily effective for contracts entered into or modified after June 30, 2003. The Company does not expect adoption to have a material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify such a financial instrument as a liability when previously it was classified as equity (or an asset in some circumstances).

This statement is effective for financial instruments entered into or modified after May 31, 2003. The Company does not expect adoption to have a material effect on its consolidated financial statements.

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

The Company's annual report on Form 10-K for the year ended April 30, 2003 contains as an exhibit a discussion of various factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors also should understand it is not possible to predict or identify all such factors and should not consider the exhibit to be a complete statement of all potential risks and uncertainties.

Casey's General Stores, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------
April 30                                                2003            2002
--------------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents                        $     40,544    $     18,946
   Short-term investments                                     --              10
   Receivables                                             5,742           5,127
   Inventories (Note 1)                                   63,009          60,498
   Prepaid expenses (Note 5)                               4,590           3,816
   Income taxes receivable                                 2,989           9,222
                                                    ------------    ------------
Total current assets                                     116,874          97,619
--------------------------------------------------------------------------------
Other assets                                                 808             992
Property and equipment, at cost (Note 2)
   Land                                                  166,262         155,794
   Buildings and leasehold improvements                  386,552         366,328
   Machinery and equipment                               463,240         429,012
   Leasehold interest in property and equipment
    (Note 6)                                               9,712          10,446
                                                    ------------    ------------
                                                       1,025,766         961,580
   Less accumulated depreciation and amortization        368,123         324,936
                                                    ------------    ------------
Net property and equipment                               657,643         636,644
                                                    ------------    ------------
Total assets                                        $    775,325    $    735,255
================================================================================
Liabilities and shareholders' equity
Current liabilities
   Note payable to bank (Note 2)                    $         --    $      5,275
   Current maturities of long-term debt (Note 2)          19,897           9,648
   Accounts payable                                       64,880          69,912
   Accrued expenses
      Property taxes                                       8,011           7,470
      Other (Note 9)                                      24,550          19,768
                                                    ------------    ------------
Total current liabilities                                117,338         112,073
--------------------------------------------------------------------------------
Long-term debt, net of current maturities (Note 2)       162,394         173,797
Deferred income taxes (Note 5)                            86,871          75,786
Deferred compensation (Note 7)                             4,484           4,380
                                                    ------------    ------------
Total liabilities                                        371,087         366,036
Shareholders' equity (Note 3)
   Preferred stock, no par value, none issued                 --              --
   Common stock, no par value, 49,669,112 and
    49,623,812 shares issued and outstanding at
    April 30, 2003 and 2002, respectively                 40,008          39,562
   Retained earnings                                     364,230         329,657
                                                    ------------    ------------
Total shareholders' equity                               404,238         369,219
                                                    ------------    ------------
Total liabilities and shareholders' equity          $    775,325    $    735,255
================================================================================

Commitments and contingencies (Notes 6, 8, and 9)

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Shareholders of Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2003 and 2002 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

 /s/  KPMG LLP
 KPMG LLP
 Des Moines, Iowa
 June 11, 2003

Consolidated
STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

-------------------------------------------------------------------------------
Years ended April 30,                  2003            2002            2001
-------------------------------------------------------------------------------
Net sales                          $  2,155,606    $  2,032,226    $  1,904,899
Franchise revenue                         2,451           3,059           3,767
                                   ------------    ------------    ------------
                                      2,158,057       2,035,285       1,908,666

Cost of goods sold                    1,743,971       1,658,511       1,558,147
Operating expenses                      290,801         268,766         241,444
Depreciation and amortization            47,299          44,702          41,492
Interest, net (Note 2)                   13,030          12,756          11,998
                                   ------------    ------------    ------------
                                      2,095,101       1,984,735       1,853,081
-------------------------------------------------------------------------------
Income before income taxes               62,956          50,550          55,585
Provision for income taxes
 (Note 5)                                23,420          18,805          20,584
                                   ------------    ------------    ------------
Net income                         $     39,536    $     31,745    $     35,001
===============================================================================
Earnings per common share
 (Notes 3 and 4)
   Basic                           $        .80    $       0.64    $       0.71
   Diluted                         $        .80    $       0.64    $       0.71
===============================================================================

Consolidated
STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

-----------------------------------------------------------------------------------------------------------
                                                                  Common         Retained
                                                                  stock          earnings         Total
-----------------------------------------------------------------------------------------------------------
Balance at April 30, 2000                                            37,930         270,832         308,762
Net income                                                               --          35,001          35,001
Payment of dividends (7.5 cents per share)                               --          (3,710)         (3,710)
Proceeds from exercise of stock options (44,000 shares)                 374              --             374
Tax benefits related to nonqualified stock options (Note 3)              49              --              49
-----------------------------------------------------------------------------------------------------------
Balance at April 30, 2001                                      $     38,353    $    302,123    $    340,476
Net income                                                               --          31,745          31,745
Payment of dividends (8.5 cents per share)                               --          (4,211)         (4,211)
Proceeds from exercise of stock options (129,050 shares)              1,051              --           1,051
Tax benefits related to nonqualified stock options (Note 3)             158              --             158
-----------------------------------------------------------------------------------------------------------
Balance at April 30, 2002                                      $     39,562    $    329,657    $    369,219
Net income                                                               --          39,536          39,536
Payment of dividends (10 cents per share)                                --          (4,963)         (4,963)
Proceeds from exercise of stock options (45,300 shares)                 346              --             346
Tax benefits related to nonqualified stock options (Note 3)             100              --             100
-----------------------------------------------------------------------------------------------------------
Balance at April 30, 2003                                      $     40,008    $    364,230    $    404,238

See accompanying Notes to Consolidated Financial Statements.
26

Consolidated
STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

----------------------------------------------------------------------------------------
Years ended April 30,                           2003            2002           2001
----------------------------------------------------------------------------------------
Cash flows from operations
Net income                                  $     39,536    $     31,745    $     35,001
Adjustments to reconcile net income to net
 cash provided by operations
   Depreciation and amortization                  47,299          44,702          41,492
   Deferred income taxes                          11,085          12,136           6,000
   Changes in assets and liabilities
      Receivables                                   (615)             63          (1,079)
      Inventories                                 (2,511)         (8,726)        (10,409)
      Prepaid expenses                              (774)          1,645             284
      Accounts payable                            (5,032)          2,177           6,776
      Accrued expenses                             5,323           2,414           2,876
      Income taxes                                 6,333          (5,777)         (5,329)
   Other, net                                      3,270           2,711           2,384
                                            ------------    ------------    ------------
Net cash provided by operations                  103,914          83,090          77,996
----------------------------------------------------------------------------------------
Cash flows from investing
   Purchase of property and equipment            (62,736)        (97,569)        (81,556)
   Purchase of investments                            --              --         (34,190)
   Maturities of investments                          10          17,862          24,087
                                            ------------    ------------    ------------
Net cash used in investing activities            (62,726)        (79,707)        (91,659)
----------------------------------------------------------------------------------------
Cash flows from financing
   Proceeds from long-term debt                       --              --          80,000
   Payments of long-term debt                     (9,698)         (9,510)        (10,010)
   Net activity of short-term debt                (5,275)          5,275         (45,950)
   Proceeds from exercise of stock options           346           1,051             374
   Payments of cash dividends                     (4,963)         (4,211)         (3,710)
                                            ------------    ------------    ------------
Net cash (used in) provided by financing
 activities                                      (19,590)         (7,395)         20,704
                                            ------------    ------------    ------------
Net increase (decrease) in cash and cash
 equivalents                                      21,598          (4,012)          7,041
Cash and cash equivalents at beginning of
 year                                             18,946          22,958          15,917
                                            ------------    ------------    ------------
Cash and cash equivalents at end of year    $     40,544    $     18,946    $     22,958
========================================================================================


SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION


----------------------------------------------------------------------------------------
Years ended April 30,                           2003            2002           2001
----------------------------------------------------------------------------------------
Cash paid during the year for
   Interest, net of amount capitalized      $     13,331    $     13,677    $     11,982
   Income taxes                                    6,752          10,847          19,388

Noncash investing and financing activities
   Property and equipment acquired through
    installment purchases                          8,545             365              --
   Increase in common stock and increase
    in income taxes receivable due to tax
    benefits related to nonqualified stock
    options (Note 3)                                 100             158              49
----------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated
FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.  SIGNIFICANT ACCOUNTING POLICIES

Operations--Casey's General Stores, Inc. and subsidiaries (the Company) operates 1,345 convenience stores in 9 midwestern states. At April 30, 2003, the Company owned or leased 1,290 of these stores and 55 stores were owned or leased by franchisees. The stores are located primarily in smaller communities, a majority with populations of less than 5,000. Sales in 2003 were distributed as follows:
61% gasoline, 31% grocery & other merchandise, and 8% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

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

Cash equivalents--Cash equivalents consist of money market funds and a treasury note. The Company considers all highly liquid investments with a maturity at purchase of 3 months or less to be cash equivalents.

Investments--Investments consist of treasury notes and investment-grade bonds. The investments are stated at cost plus accrued interest, which approximates market.

Inventories--Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory is determined by the retail method. Cost is determined using the last-in, first-out (LIFO) method. Such inventory value was approximately $17,800 and $17,670 below replacement cost as of April 30, 2003 and 2002, respectively.

Depreciation and amortization--Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

---------------------------------------------------
Buildings                               25-40 years
---------------------------------------------------
Machinery and equipment                  5-30 years
---------------------------------------------------
Leasehold interest in
 property and equipment              Lesser of term
                                     of lease or
                                     life of asset
---------------------------------------------------
Leasehold improvements               Lesser of term
                                     of lease or
                                     life of asset
---------------------------------------------------

Excise taxes--Excise taxes approximating $328,000, $338,000, and $289,000 collected from customers on retail gasoline sales are included in net sales for 2003, 2002, and 2001, respectively.

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

Stock option plan--The Company has elected the pro forma disclosure alternative of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company will continue applying the accounting treatment prescribed by the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees. Pro forma net earnings and pro forma net earnings per common share have been provided as if SFAS No. 123 were adopted for all stock-based compensation plans.

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

Earnings per common share--Basic earnings per share have been computed by dividing net income by the weighted average outstanding common shares during each of the years. Calculation of diluted earnings per share treats stock options outstanding as potential common shares.

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

Derivative instruments--The Company uses a variety of derivative instruments such as options and futures to hedge against the volatility of gasoline cost. The Company is at risk for possible changes in the market value for these derivative instruments. It is anticipated that such risk would be mitigated by price changes in the underlying hedged items. Market risks associated with all of the Company's derivative contracts are reviewed regularly by management.

At April 30, 2003, the Company had accumulated net hedging losses before income taxes of $55 on its open options and futures contracts. The amount represented their fair value as determined using various indices and dealer quotes. The Company had net hedging losses before income taxes of $182 at April 30, 2003 on closed options and futures contracts related to hedged transactions occurring in 2003. These derivative contracts are not linked to specific assets or liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and therefore do not qualify for hedge accounting. They are carried at fair value with any changes in fair value recorded as part of cost of goods sold in the income statement.

Stock-based compensation--The Company applies APB Opinion No. 25 in accounting for its incentive stock option plan; accordingly, the financial statements recognize no compensation cost for stock options. Had the Company determined compensation cost of its stock options based on the fair value at the grant date under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts shown in the table below.

Pro forma net income reflects only options granted in the years ended April 30, 2003, 2002, and 2001.

Recent accounting pronouncements The Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF), a group responsible for promulgating changes to accounting policies and procedures, has issued an accounting pronouncement, EITF Issue No. 01-9, which addresses the recognition, measurement, and income statement classification for certain sales incentives offered by companies in the form of discounts, coupons, or rebates. Implementation of this accounting pronouncement in the first quarter of fiscal 2003 required the Company to make certain reclassifications between total sales and cost of goods sold in the Company's consolidated statements of income. The implementation of EITF Issue No. 01-9 did not have an effect on reported operating income or net earnings. The Company reclassified certain prior period financial statements for comparability purposes, which had the following impact on total sales and cost of goods sold:

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------
                                April 30,       April 30,       April 30,
                                  2003            2002            2001
--------------------------------------------------------------------------
Sales decrease                $      2,994    $      2,542    $      1,952
Cost of goods sold decrease   $      2,994    $      2,542    $      1,952


EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, became effective for the Company on January 1, 2003. This issue addresses the appropriate accounting for cash consideration received from a vendor that is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales when the related products are sold unless it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or it is a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost. Historically, the Company has recognized those allowances as they were earned. This accounting treatment was consistent with generally accepted accounting principles. For all contracts entered or modified after January 1, 2003, the Company has recognized prospectively and will continue to recognize vendor allowances in accordance with EITF Issue No. 02-16.
-------------------------------------------------------------------------------
                                         2003           2002           2001
-------------------------------------------------------------------------------
Net income, as reported              $     39,536   $     31,745   $     35,001
Deducted amount
Total stock-based employee
 compensation expense determined by
 fair-value method for all awards,
 net of related tax effects                    24            687             30
Pro forma net income                 $     39,512   $     31,058   $     34,971
-------------------------------------------------------------------------------
Basic earnings per share
As reported                          $       0.80   $       0.64   $       0.71
Pro forma                            $       0.80   $       0.63           0.71
-------------------------------------------------------------------------------
Diluted earnings per share
As reported                          $       0.80   $       0.64   $       0.71
Pro forma                            $       0.80   $       0.63   $       0.71

Notes to Consolidated Financial Statements

Net income for fiscal 2003 was not materially affected by the adoption of EITF Issue No. 02-16.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/ or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this adoption to have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by Notes to Consolidated Financial Statements the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company implemented the statement on May 1, 2002. There was no material impact on the Company's financial statements as a result of the implementation.

In April 2002, the FASB issued SFAS No. 145, Rescision of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Under Statement No. 4, all gains and losses from extinguishment of debt are required to be aggregated and, if material, classified as an extraordinary item. The Company is required to adopt SFAS No. 145 for fiscal years beginning after June 15, 2002. The Company does not expect adoption to have a material effect on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the company's commitment to an exit plan. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. In accordance with SFAS No. 146, store lease exit costs are accrued when a store is closed. SFAS No. 146 also established that the liability should initially be measured and recorded at fair value. SFAS No. 146 may affect the timing of recognizing future store closures, if any, as well as the amounts recognized. The provisions of the statement were effective for exit and disposal activities initiated after December 31, 2002. There was no material impact on the Company's financial statements as a result of the implementation.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123 and SFAS No. 148 in these financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities under FASB No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is primarily effective for contracts entered into or modified after June 30, 2003. The Company does not expect adoption to have a material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify such a financial instrument as a liability when previously it was classified as equity (or an asset in some circumstances).

This statement is effective for financial instruments entered into or modified after May 31, 2003. The Company does not expect adoption to have a material effect on its consolidated financial statements.

Reclassifications--Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS, NOTE PAYABLE TO BANK, AND LONG-TERM DEBT

The fair value of the Company's financial instruments is summarized below.

Cash and cash equivalents, investments, receivables, and accounts payable--The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.
--------------------------------------------------------------------------
April 30,                                        2003             2002
--------------------------------------------------------------------------
Capitalized lease obligations discounted at
 7.3% to 10.8% due in various monthly
 installments through 2008 (Note 6)          $      1,030     $      2,113

Mortgage notes payable due in various
 installments through 2006 with interest at
 6.0% to 9.4%                                      12,411            5,882

7.70% senior notes due in 40 quarterly
 installments beginning in March 1995               5,250            8,250

7.38% senior notes due in 21 semi-annual
 installments beginning in December 2010           30,000           30,000

6.55% senior notes due in 5 annual
 installments beginning in December 1999            3,600            7,200

Senior notes due in various installments
 from 2004 through 2019 with interest at
 6.18% to 7.23%                                    50,000           50,000

7.89% senior notes due in 7 annual
 installments beginning in May 2004                80,000           80,000
                                             ------------     ------------
                                                  182,291          183,445
Less current maturities                            19,897            9,648
                                             ------------     ------------
                                             $    162,394     $    173,797


Note payable to bank--The carrying amount approximates fair value due to a variable interest rate on this note. At April 30, 2003, note payable to bank consisted of a $35,000 line of credit with a 2.13% interest rate and no balance owed. At April 30, 2002, there was a balance owed of $5,275, which was due on demand. The interest rate was 2.63% at April 30, 2002.

Long-term debt--The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $221,000 and $222,000, respectively, at April 30, 2003 and 2002. Interest expense is net of interest income of $238, $876, and $2,554 for the years ended April 30, 2003, 2002, and 2001, respectively. Interest expense in the amount of $236, $596, and $365 was capitalized during the years ended April 30, 2003, 2002, and 2001, respectively.

The table above delineates the Company's long-term debt at carrying value.

Mortgage notes payable include a Secured Promissory Note, Mortgage and Security Agreement with a balance of $3,623 and $5,540 at April 30, 2003 and 2002, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments, and is secured by property with a depreciated cost of approximately $10,200 at April 30, 2003.

Notes to Consolidated Financial Statements

Various debt agreements contain certain operating and financial covenants. At April 30, 2003, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2003 and thereafter:

--------------------------------------
Years ended April 30,
--------------------------------------
2004                      $     19,897
2005                            25,072
2006                            17,769
2007                            15,608
2008                            16,563
Thereafter                      87,382
                          ------------
                          $    182,291
======================================

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

Stock option plan--Under the Company's incentive stock option plan, options may be granted to certain officers and key employees to purchase an aggregate of 4,560,000 shares of common stock at option prices not less than the fair market value of the stock (110% of fair market value for holders of 10% or more of the Company's stock) at the date the options are granted. Options for 1,219,164 shares were available for grant at April 30, 2003, and options for 1,118,850 shares (which expire between 2004 and 2012) were outstanding. The weighted average fair value of the stock options granted during 2003, 2002, and 2001 was $2.90, $3.36, and $3.63 per share, respectively, on the date of grant. Fair value was calculated using the Black Scholes option-pricing model with the following weighted average assumptions: 2003--expected dividend yield of .97%, risk-free interest rate of 1.7%, estimated volatility of 24%, and an expected life of 5.8 years; 2002--expected dividend yield of .87%, risk-free interest rate of 4.2%, estimated volatility of 25%, and an expected life of 5.4 years; 2001--expected dividend yield of .71%, risk-free interest rate of 4.9%, estimated volatility of 25%, and an expected life of 5 years.

Stock option activity during the periods indicated is as follows:
-------------------------------------------------------------
                                                  Weighted
                                                   average
                                    Number of     exercise
                                     shares         price
-------------------------------------------------------------
Balance at April 30, 2000           1,053,450    $      11.04
Granted                                13,000           12.31
Exercised                             (44,000)           8.52
Forfeited                             (17,000)          14.10
-------------------------------------------------------------
Balance at April 30, 2001           1,005,450    $      11.12
Granted                               325,500           11.59
Exercised                            (130,300)           8.06
Forfeited                             (27,000)          11.76
-------------------------------------------------------------
Balance at April 30, 2002           1,173,650    $      11.61
Granted                                13,000           12.58
Exercised                             (45,300)           7.64
Forfeited                             (22,500)          12.77
-------------------------------------------------------------
Balance at April 30, 2003           1,118,850    $      11.76

At April 30, 2003, the range of exercise prices was $5.13-$14.94 and the weighted average remaining contractual life of outstanding options was 5.33 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2003 are as follows:

------------------------------------------------------------------
                                                  Weighted average
                                  Weighted           remaining
   Range of         Number        average           contractual
exercise prices   of shares    exercise price       life (years)
------------------------------------------------------------------
$  5.13 - 6.80       65,400    $          5.48                 .82
   8.94 - 9.44       31,000               9.03                3.46
  10.25 - 10.69     187,000              10.36                2.36
  11.20 - 13.07     570,950              11.63                6.51
  13.75 - 14.94     264,500              14.89                6.24
                  ---------
                  1,118,850
==================================================================

4.  EARNINGS PER SHARE

A summary of the basic and diluted earnings per share computations for the years ended April 30, 2003, 2002, and 2001 is presented below:

-----------------------------------------------------------------------------------------------------------------------------
                                  For the year ended 2003         For the year ended 2002        For the year ended 2001
-----------------------------------------------------------------------------------------------------------------------------

                                Net                              Net                            Net
                              earnings    Shares      Per     earnings    Shares      Per     earnings     Shares      Per
                              (nume-     (denomi-    share     (nume-    (denomi-    share     (nume-     (denomi-     share
                               rator)     nator)     amount    rator)     nator)     amount    rator)      nator)     amount
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share
Net earnings available to
 common shareholders          $ 39,536  49,642,966  $   0.80  $ 31,745  49,552,612  $   0.64  $  35,001  49,474,804  $   0.71
Effect of stock options             --      76,935        --        --     139,682        --         --     149,967        --
                              --------  ----------  --------  --------  ----------  --------  ---------  ----------  --------
Diluted earnings per share    $ 39,536  49,719,901  $   0.80  $ 31,745  49,692,294  $   0.64  $  35,001  49,624,771  $   0.71


5.  INCOME TAXES

Income tax expense attributable to income from operations is comprised of the following components:

------------------------------------------------------------------
Years ended April 30,            2003         2002         2001
------------------------------------------------------------------
Current tax expense
Federal                      $    11,672   $    5,588   $   13,189
State                              1,414          819        1,480
                             -----------   ----------   ----------
                                  13,086        6,407       14,669
Deferred tax expense              10,334       12,398        5,915
                             -----------   ----------   ----------
Total income tax provision   $    23,420   $   18,805   $   20,584

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

-------------------------------------------------------------------------
Years ended April 30,                     2003        2002        2001
-------------------------------------------------------------------------
Deferred tax assets
Accrued liabilities                    $    3,686   $   2,935   $   3,197
Deferred compensation                       1,736       1,708       1,566
Other                                         656         812         687
                                       ----------   ---------   ---------
Total gross deferred tax assets        $    6,078   $   5,455   $   5,450
Deferred tax liabilities
Excess of tax over book depreciation      (86,921)    (76,248)    (64,841)
Other                                      (2,342)     (2,058)     (1,062)
                                       ----------   ---------   ---------
Total gross deferred tax liabilities      (89,263)    (78,306)    (65,903)
                                       ----------   ---------   ---------
Net deferred tax liability             $  (83,185)  $ (72,851)  $ (60,453)
=========================================================================

The deferred tax asset relating to accrued liabilities is a current asset and is included with prepaid expenses. Management believes future operations will generate sufficient taxable income to realize the deferred tax assets.

Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted from applying the statutory U.S. federal income tax rates to income before income taxes.

--------------------------------------------------------------
                                        Years ended April 30,
                                       2003     2002     2001
--------------------------------------------------------------
Income taxes at the statutory rates     35.0%    35.0%    35.0%
State income taxes, net of
 federal tax benefit                     1.5      1.1      1.7
Other                                     .7      1.1       .3
--------------------------------------------------------------
                                        37.2%    37.2%    37.0%

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

The following is an analysis of the leased property under capital leases by major classes:

------------------------------------------------------------
                                         Asset balances at
                                            April 30,
                                         2003        2002
------------------------------------------------------------

Real estate                            $   6,061   $   6,575
Equipment                                  3,651       3,871
                                       ---------   ---------
                                           9,712      10,446
Less accumulated amortization              8,242       8,031
                                       ---------   ---------
                                       $   1,470   $   2,415


Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of 1 year or more consisted of the following at April 30, 2003:

------------------------------------------------------------------------
                                                      Years ended at
                                                         April 30,
                                                     Capital   Operating
                                                     leases     leases
------------------------------------------------------------------------
2004                                                $    851   $     329
2005                                                     185         228
2006                                                      36         206
2007                                                      28         186
2008                                                      21         101
Thereafter                                                 0         198
                                                    --------   ---------
Total minimum lease payments                        $  1,121   $   1,248
                                                               =========
Less amount representing interest                         91
                                                    --------
Present value of net minimum lease payments         $  1,030
========================================================================

The total rent expense under operating leases was $905 in 2003, $852 in 2002, and $771 in 2001.

7. BENEFIT PLANS

Employee stock ownership plan--The Company has an employees' stock ownership plan and trust (Plan) that covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of common stock. The discretionary contribution is allocated to participants using a formula based on compensation. There was no Plan expense for the years ended April 30, 2003, 2002, and 2001.

On April 30, 2003, the Company had 5,664 full-time employees and 8,724 part-time employees; approximately 3,900 were participants in the Plan. As of that same date, the Trustee of the Plan held 2,147,437 shares of common stock in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

401(k) plan--The Company has a defined contribution 401(k) plan that covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $2,024, $1,949, and $1,725 for the years ended April 30, 2003, 2002, and 2001, respectively.

KSOP--Effective April 30, 2003 the Company merged its employee stock ownership plan with its defined contribution 401(k) plan. The combined plan convers all employees who meet minimum age and service requirements. The Company contributions consist of matching amounts and are allocated based on employee contributions.

Supplemental executive retirement plan--The Company has a nonqualified supplemental executive retirement plan (SERP) for 3 of its executive officers, one of whom retired April 30, 2003. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within 20 years of retirement, the benefits become payable to the officer's spouse until the spouse's death or 20 years from the date of the officer's retirement, whichever comes first. The Company is accruing the deferred compensation over the expected term of employment.

8. COMMITMENTS

The Company has entered into employment agreements with 2 of its executive officers. The agreements provide that the 2 officers will receive aggregate base compensation of $780 per year exclusive of bonuses. These agreements also provide for certain payments in the case of death or disability of the officers.

The Company also has entered into employment agreements with 12 other key employees, providing for certain payments in the event of their termination following a change of control of the Company. The Company has entered into long-term purchase agreements with some of its suppliers. The range of prices and volume of purchases under the agreements may vary according to the Company's demand for the products and fluctuations in market rates. The Company has commitments to purchase approximately $6,100 of product at set prices through September 2003.

9. CONTINGENCIES

Environmental compliance--The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company had an accrued liability at April 30, 2003 and 2002 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters--The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of such suits is not expected to have a material effect on the financial position of the Company.

Other--At April 30, 2003, the Company was partially self-insured for workers' compensation claims in all 9 states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $6,200 were issued and outstanding at April 30, 2003 on the insurance company's behalf. The Company also has investments of approximately $1,600 in escrow as required by 1 state for partial self-insurance for workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2003 and 2002, the Company had $8,100 and $7,000, respectively, in other accrued expenses for estimated claims relating to self-insurance.

10. QUARTERLY FINANCIAL DATA

(UNAUDITED)

------------------------------------------------------------------------------------------------
Year ended April 30, 2003   1st Quarter   2nd Quarter   3rd Quarter   4th Quarter    Year Total
------------------------------------------------------------------------------------------------
Net sales                   $   550,497   $   548,480   $   511,948   $   544,681   $  2,155,606
Gross profit*                   106,588       109,749        97,428        97,870        411,635
Net income                  $    12,191   $    13,445   $     6,967   $     6,933   $     39,536
================================================================================================
Earnings per common share
Basic                       $      0.25   $      0.27   $      0.14   $      0.14   $       0.80
Diluted                     $      0.25   $      0.27   $      0.14   $      0.14   $       0.80
================================================================================================
Year ended April 30, 2002   1st Quarter   2nd Quarter   3rd Quarter   4th Quarter    Year Total
------------------------------------------------------------------------------------------------
Net sales                   $   573,835   $   551,985   $   447,891   $   458,515   $  2,032,226
Gross profit*                   100,443       100,581        83,741        88,950        373,715
Net income                  $    12,708   $    12,392   $     2,269   $     4,376   $     31,745
================================================================================================
Earnings per common share
Basic                       $      0.26   $      0.25   $      0.05   $      0.09   $       0.64
Diluted                     $      0.26   $      0.25   $      0.05   $      0.09   $       0.64
================================================================================================

<F1>
*Gross profit is given before charge for depreciation and amortization.

INVESTOR INFORMATION

COMMON STOCK

Casey's General Stores, Inc. common stock trades on the Nasdaq Stock Exchange under the symbol CASY. The 49.7 million shares of common stock outstanding at April 30, 2003 had a market value of $632.5 million. As of that same date, there were 2,986 shareholders of record.

COMMON STOCK MARKET PRICES

Calendar 2001           High            Low

1st Quarter           $  14.81        $  10.75
2nd Quarter              13.41           10.73
3rd Quarter              14.31           10.91
4th Quarter              15.47           11.00

Calendar 2002           High             Low

1st Quarter           $  15.39        $  11.76
2nd Quarter              13.90           11.08
3rd Quarter              12.93           9.86
4th Quarter              13.40           9.71

Calendar 2003           High             Low

1st Quarter           $  13.03        $  10.45
2nd Quarter              14.90           11.85

On July 3, 2003, the last reported sales price of the Company's common stock was $14.61 per share. On that same date, the market cap was $725 million.

DIVIDENDS

The Company began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2003 totaled $0.10 per share. The Board of Directors recently approved an increase in the quarterly dividend to $0.035 from $0.025, payable August 15, 2003 to shareholders of record on August 1, 2003. The Board currently expects to award comparable cash dividends on a quarterly basis in the future.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

This plan, introduced in the fall of 1998, gives holders of Casey's General Stores, Inc. common stock a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part.

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

INVESTOR INQUIRIES

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa  50021-8045

Corporate information is also available at www.caseys.com. Quarterly conference calls are broadcast live over the Internet via the Investor Relations Web page and made available in archived format. Broadcast times for the quarterly calls will be announced on the Web page and in corresponding press releases.

ANNUAL MEETING

All shareholders and prospective investors are cordially invited to attend the annual meeting at 9:00 a.m., September 19, 2003 at the corporate headquarters in Ankeny, Iowa.

36